                                               Filed Pursuant to Rule 424(b)(5)
                                               Registration No. 333-48462

PROSPECTUS SUPPLEMENT
--------------------------------------------
(TO PROSPECTUS DATED OCTOBER 30, 2000)

                                2,800,000 SHARES

                         [PERFORMANCE FOOD GROUP LOGO]
                         PERFORMANCE FOOD GROUP COMPANY
                                  COMMON STOCK

                             ----------------------

       Performance Food Group Company is offering all of the shares.

       The shares are quoted on the Nasdaq Stock Market's National Market under the symbol "PFGC." On December 7, 2000, the last sale price of the shares as reported on the Nasdaq Stock Market's National Market was $42 13/16 per share.

       We will use the net proceeds from this offering to finance a portion of the cost of acquiring Redi-Cut Foods, Inc. and related companies. The closing of this offering is conditioned upon the contemporaneous closing of that acquisition.

       INVESTING IN THE COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE S-14 OF THIS PROSPECTUS SUPPLEMENT.

                             ----------------------

                                                                       PER SHARE       TOTAL
                                                                       ---------       -----
         Public offering price.......................................     $41.00    $114,800,000
         Underwriting discount.......................................      $2.15      $6,020,000
         Proceeds, before expenses, to Performance Food Group........     $38.85    $108,780,000

       The underwriters may also purchase up to an additional 420,000 shares from Performance Food Group at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over-allotments.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

       The shares will be ready for delivery on or about December 13, 2000.

                             ----------------------

MERRILL LYNCH & CO.                                 FIRST UNION SECURITIES, INC.

                             ----------------------

          The date of this prospectus supplement is December 7, 2000.

Omitted Graphic and Image Material

The following graphic and image material is omitted from the form of prospectus supplement filed electronically:

Inside Front Cover:

[On the middle of the page from the top of the page to the middle are the following: Logo for Performance Food Group Company, map of the United States and legends showing PFG's distribution and processing facilities classified by PFG's customized, broadline and fresh-cut operating segments, and also showing the facilities of Redi-Cut. The map also shows the geographic reach of PFG's operations by customized, broadline only, fresh-cut and Redi-Cut only and fresh cut and broadline.]

[On the left hand side of the page from the middle to the middle of the page at the bottom are the following: pictures of a PFG employee unloading PFG proprietary brand products from a PFG truck and a picture of a PFG employee using a radio frequency scanning device in one of PFG's distribution facilities next to the caption "Performance Food Group is the nation's fifth largest broadline foodservice distributor. We market and distribute over 25,000 national and proprietary brand food and non-food items to approximately 27,000 customers in the foodservice or "food-away-from-home" industry."

The following graphic and image material is omitted from the form of prospectus supplement filed electronically:

Inside Back Cover:

[On the middle of the page from the top of the page to the middle is the following: "Proprietary Brands & Fresh Cut Products," and the following eight logos: "Pocahontas," "Raffinatto," "Gourmet Table," "AFFLAB," "Healthy USA," "Colonial Tradition," "Premium Recipe" and "Brilliance" above the caption "Performance Food Group's fresh-cut segment purchases, processes, packages and distributes over 150 fresh produce offerings under the Fresh Advantage label."]

[On the left hand of the page from the middle of the page to the bottom are four pictures showing fresh cut produce including PFG's sliced tomato product, green peppers and onions.]

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                              PAGE
                                                              ----
Prospectus Supplement Summary...............................   S-4
Risk Factors................................................  S-14
Cautionary Note Regarding Forward-Looking Statements and
  Market Data...............................................  S-19
Use of Proceeds.............................................  S-20
Price Range of Common Stock and Dividend Policy.............  S-20
Capitalization..............................................  S-21
Unaudited Pro Forma Condensed Consolidated Financial
  Statements................................................  S-23
Selected Consolidated Financial Data........................  S-29
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................  S-32
Business....................................................  S-41
Management..................................................  S-52
Description of Capital Stock................................  S-55
Shares Eligible for Future Sale.............................  S-62
U.S. Tax Consequences to Non-U.S. Holders...................  S-64
Underwriting................................................  S-67
Legal Matters...............................................  S-70
Experts.....................................................  S-70
Index to Financial Statements...............................   F-1

                                   PROSPECTUS

                                                              PAGE
                                                              ----
Risk Factors................................................    2
Special Note Regarding Forward-Looking Statements...........    3
Available Information.......................................    4
Incorporation by Reference..................................    4
The Company.................................................    5
Use of Proceeds.............................................    5
Ratios of Earnings to Fixed Charges.........................    5
General Description of Securities...........................    6
Description of Debt Securities..............................    6
Description of Preferred Stock..............................   13
Description of Common Stock.................................   13
Description of Warrants.....................................   14
Plan of Distribution........................................   16
Legal Matters...............................................   17
Experts.....................................................   17

                            ------------------------

       YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT, AND THE UNDERWRITERS HAVE NOT, AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. WE ARE NOT, AND THE UNDERWRITERS ARE NOT, MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS SUPPLEMENT, THE ACCOMPANYING PROSPECTUS AND THE DOCUMENTS INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE IS ACCURATE ONLY AS OF THEIR RESPECTIVE DATES. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THOSE DATES.

       NEITHER PERFORMANCE FOOD GROUP NOR ANY OF THE UNDERWRITERS HAS TAKEN OR WILL TAKE ACTION IN ANY JURISDICTION TO PERMIT A PUBLIC OFFERING OF THE COMMON STOCK OR THE POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS, OTHER THAN IN THE UNITED STATES.

                         PROSPECTUS SUPPLEMENT SUMMARY

       This summary does not contain all of the information that may be important to you. You should read the entire prospectus supplement and the accompanying prospectus and the documents incorporated and deemed to be incorporated by reference in the accompanying prospectus, including the financial statements and related notes, before making an investment decision.

       Unless this prospectus supplement indicates otherwise or the context otherwise requires, the terms "we," "our," "us" or "Performance Food Group" as used in this prospectus supplement refer to Performance Food Group Company and its subsidiaries, and all information in this prospectus supplement assumes that the underwriters' over-allotment option is not exercised. We use a 52/53 week fiscal year ending on the Saturday closest to December 31. References in this prospectus supplement to the years or fiscal years 1995, 1996, 1997, 1998 and 1999 mean our fiscal years ended December 30, 1995, December 28, 1996, December 27, 1997, January 2, 1999 and January 1, 2000, respectively, unless otherwise expressly stated or the context otherwise requires. We also sometimes refer to the nine month periods ended October 2, 1999 and September 30, 2000 as the nine months of 1999 and 2000, respectively.

                             PERFORMANCE FOOD GROUP

       Performance Food Group is the nation's fourth largest broadline foodservice distributor based on 1999 net sales of $2.1 billion. We market and distribute over 25,000 national and proprietary brand food and non-food products to approximately 27,000 customers in the foodservice or "food-away-from-home" industry. Our extensive product line and distribution system allow us to service both of the major customer types in the foodservice industry: "street" foodservice customers, which include independent restaurants, hotels, cafeterias, schools, healthcare facilities and other institutional customers; and multi-unit, or "chain," customers, which include regional and national quick-service and casual-dining restaurants.

       We service our customers through three main operating segments:

       - Broadline. Our broadline distribution segment markets and distributes more than 25,000 national and proprietary brand food and non-food products to a total of approximately 27,000 customers, including street customers and certain corporate-owned and franchisee locations of chains such as Burger King, Wendy's, Subway, Church's and Popeye's. In the broadline distribution segment, we design our product mix, distribution routes and delivery schedules to accommodate the needs of a large number of customers whose individual purchases vary in size. Generally, broadline distribution customers are located no more than 250 miles away from one of our 12 broadline distribution facilities, which serve customers in the southern, southeastern, eastern and northeastern United States. Our broadline distribution segment net sales represented approximately 55.7% of our consolidated net sales in 1999, and grew at a compound annual rate of 30.3% from 1995 through 1999.

       - Customized. Our customized distribution segment focuses on serving casual-dining chain restaurants such as Cracker Barrel Old Country Store, Outback Steakhouse and TGI Friday's. We believe that these customers generally prefer a centralized point of contact that facilitates item and menu changes, tailored distribution routing and customer service resolution. We generally can service these customers more efficiently than our broadline distribution customers by warehousing only those stock keeping units, or SKUs, specific to customized segment customers and by making larger, more consistent deliveries. We have five customized distribution facilities currently serving customers in 49 states and several foreign countries. Our customized distribution segment net sales represented approximately 40.1% of our consolidated net sales in 1999, and grew at a compound annual rate of 28.6% from 1995 through 1999.

       - Fresh-cut. Our fresh-cut segment purchases, processes, packages and distributes over 150 fresh produce offerings under our "Fresh Advantage" label. Our fresh-cut operations are conducted at four processing facilities, and our fresh-cut products are sold mainly to third-party distributors for resale primarily to quick-service restaurants such as Burger King, KFC, McDonald's, Pizza Hut, Taco Bell and Subway located in the southeastern, southwestern and, to a limited extent, midwestern United States. We will add two fresh-cut processing facilities upon consummation of our pending acquisition of Redi-Cut Foods, Inc. as described below under "Recent Developments." Over the past three years, the operating profit margin, which we define as operating profit as a percentage of net sales, of our fresh-cut segment has been higher than those of our broadline and customized segments. For example, in 1999, our fresh-cut segment had a 5.8% operating profit margin, compared to operating profit margins of 2.6% for our broadline distribution segment and 1.1% for our customized distribution segment. Net sales of our fresh-cut segment accounted for about 4.2% of our consolidated net sales in 1999, and grew at a compound annual rate of 20.5% from 1995 through 1999.

       We believe that, over the last several years, we have experienced significantly greater growth rates than the U.S. foodservice industry as a whole, both through internal growth and through an active acquisition program. From 1995 through 1999, we grew our net sales from $739.7 million to $2.1 billion, representing a compound annual growth rate of 29.1%. By contrast, according to data compiled by a foodservice industry publication, the total net sales of the U.S. foodservice distribution industry were $129 billion in 1995 and $154 billion in 1999, representing a compound annual growth rate of 4.5%.

                               INDUSTRY OVERVIEW

       According to data compiled by a foodservice industry publication, the U.S. foodservice distribution industry generated total net sales of approximately $154 billion in 1999, representing an increase of approximately 4.8% over 1998. Within the consumer food industry, we believe that a shift has occurred from the consumption of "food-at-home" to the purchase of "food-away-from-home," driven by demographic, economic and lifestyle trends. According to data compiled by an industry market research firm, from 1972 through 1999, consumer purchases of "food-at-home" in the U.S. grew at a compound annual rate of approximately 5.7%, while consumer purchases of "food-away-from-home" in the U.S. grew at a compound annual rate of approximately 7.5%. Likewise, this data indicates that consumer purchases of "food-away-from-home" grew from approximately 37.3% of total consumer food purchases in the U.S. in 1972 to approximately 48.6% in 1999.

       We believe that the foodservice distribution industry is highly fragmented but is consolidating. For example, according to data compiled by a foodservice industry publication, the total net sales of the ten largest broadline distributors in 1999 together accounted for approximately 26.7% of the total net sales for the U.S. foodservice distribution industry as a whole, compared to just 11.9% in 1985. We anticipate further consolidation as larger distributors continue to pursue acquisitions in an effort to achieve economies of scale such as increased buying power, increased efficiency of distribution networks, increased ability to leverage investments in information technology and elimination of duplicative overhead expenses.

                               GROWTH STRATEGIES

       Our business strategy is to grow our foodservice business through both internal growth and acquisitions, and to improve our operating profit margin. We believe that we have the resources and competitive advantages to continue our internal growth and that we are well-positioned to take advantage of the consolidation that is taking place in our industry.

       Our key growth strategies are as follows:

       - Increase broadline sales to existing accounts and within existing markets;

       - Increase sales to street customers;

       - Increase sales of proprietary brands;

       - Grow our customized segment with existing and selected new customers;

       - Become a nationwide leader in fresh-cut produce;

       - Increase operating efficiencies; and

       - Actively pursue strategic acquisitions.

                              RECENT DEVELOPMENTS

       On October 30, 2000, we entered into an agreement to acquire all the outstanding common stock and membership interests of Redi-Cut Foods, Inc. and its affiliates, Kansas City Salad, L.L.C. and K.C. Salad Real Estate, L.L.C., collectively, "Redi-Cut," for a purchase price of approximately $133.1 million, plus the assumption of approximately $7.0 million in debt. We will pay approximately $115.6 million of the purchase price in cash and the remaining approximately $17.5 million in shares of our common stock. For purposes of determining the number of shares we will be required to issue in the acquisition, our common stock will be valued at its average closing price on the Nasdaq Stock Market's National Market for the ten trading days ending five days before the closing date of the acquisition. We refer to the average closing price of our common stock over this period of ten trading days as the "average market price" of our common stock. Additionally, the purchase price is subject to a post-closing adjustment, which is payable in cash, based upon a review of Redi-Cut's working capital as of the closing date. Accordingly, the amount of cash that we pay to acquire Redi-Cut may be more or less than $115.6 million.

       Based near Chicago, Redi-Cut is one of the leading regional processors of fresh-cut produce used by quick-service restaurants and other sectors of the "food-away-from-home" industry. With a history of product innovation, quality and service, we believe that Redi-Cut has established a reputation as a leading processor of fresh-cut produce and has built a leading market presence in the Midwest, where it sells its products mainly to third-party distributors for resale primarily to quick-service restaurants such as McDonald's, KFC, Taco Bell, Pizza Hut and Burger King. Redi-Cut operates two processing facilities, including a recently completed 53,000 square foot facility in Kansas City, Missouri. We believe that, by adding Redi-Cut to our existing fresh-cut produce operations, we are continuing to implement our strategy of becoming a leading national processor of fresh-cut produce.

       The acquisition agreement contains customary conditions to closing. We cannot assure you that these conditions to closing will be satisfied, that the acquisition will close or that the terms of the acquisition will not be modified from those described in this prospectus supplement.

       The summary of selected provisions of the acquisition agreement appearing above is not complete and is qualified in its entirety by the acquisition agreement, which is incorporated by reference as an exhibit to one of the documents incorporated by reference into the registration statement of which the accompanying prospectus is a part. We urge you to read the acquisition agreement for a more complete description of the acquisition.

                                  THE OFFERING

Common stock offered by Performance
Food Group..........................     2,800,000 shares

Common stock outstanding after the
offering............................     17,317,407 shares

Use of proceeds.....................     We estimate that the net proceeds from
                                         this offering will be approximately
                                         $108.2 million, or approximately $124.5
                                         million if the underwriters'
                                         over-allotment option is exercised in
                                         full. We intend to use the net
                                         proceeds, together with, if necessary,
                                         borrowings under a bank credit
                                         facility, to finance the cash portion
                                         of the purchase price for Redi-Cut. The
                                         closing of this offering is conditioned
                                         on the contemporaneous closing of that
                                         acquisition. We intend to use any
                                         remaining net proceeds for general
                                         corporate purposes, which may include
                                         the repayment of indebtedness.

Risk factors........................     See "Risk Factors" and the other
                                         information included and incorporated
                                         or deemed to be incorporated by
                                         reference in this prospectus supplement
                                         and the accompanying prospectus for a
                                         discussion of factors you should
                                         carefully consider before deciding to
                                         invest in shares of the common stock.

Nasdaq Stock Market's National
Market symbol.......................     PFGC

       The number of shares outstanding after the offering is based upon our shares outstanding as of November 20, 2000, includes an estimated 407,450 shares of common stock that we anticipate issuing in the Redi-Cut acquisition, assuming an average market price of our common stock of $42.95 per share, and excludes a total of 1,976,960 shares reserved for issuance under our stock purchase plan and stock option plans at that date. Options to purchase 1,553,431 shares of common stock at a weighted average exercise price of $19.02 per share were outstanding under our stock option plans as of November 20, 2000. We anticipate that, in connection with our acquisition of Redi-Cut, we will also issue options to purchase approximately 50,000 shares of our common stock at an exercise price equal to the fair market value of our common stock on the closing date of the acquisition to employees of Redi-Cut. The number of shares to be outstanding after the offering assumes that the underwriters' over-allotment is not exercised. If the over-allotment option is exercised in full, we will issue and sell an additional 420,000 shares.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

       Set forth below is summary consolidated financial data of Performance Food Group for the periods indicated. The summary consolidated financial data of Performance Food Group as of and for years 1995, 1996, 1997, 1998 and 1999 are derived from the audited consolidated financial statements of Performance Food Group, which were audited by KPMG LLP. The consolidated financial statements as of year-end 1998 and 1999 and for 1997, 1998 and 1999, and the report of KPMG LLP on those financial statements, are included elsewhere in this prospectus supplement. The summary consolidated financial data as of and for the nine month periods ended October 2, 1999 and September 30, 2000 are derived from unaudited condensed consolidated financial statements. The unaudited condensed consolidated financial statements include all adjustments, consisting only of normal recurring items, which our management considers necessary for a fair presentation of our financial position and results of operations for these periods. The results of operations and financial condition as of and for the nine months ended September 30, 2000 do not purport to be indicative of the results of operations or financial condition to be expected as of or for the fiscal year ending December 30, 2000. The unaudited condensed consolidated financial statements as of September 30, 2000 and for the nine month periods ended October 2, 1999 and September 30, 2000 are included elsewhere in this prospectus supplement. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus supplement.

       In February 1999, one of our subsidiaries merged with NorthCenter Foodservice Corporation. The merger was accounted for as a pooling-of-interests and resulted in the issuance of approximately 850,000 shares of our common stock in exchange for all of the outstanding stock of NorthCenter. Our consolidated financial statements for periods prior to the merger have been restated to include the accounts and results of operations of NorthCenter.

       All of the fiscal years shown below had 52 weeks, except that 1998 had 53 weeks. As a result, some of the variations reflected in the following data may be attributed to the different lengths of the fiscal years. The nine month periods ended October 2, 1999 and September 30, 2000 each had 39 weeks.

                                                                                                 NINE MONTHS
                                                                                           -----------------------
                                1995       1996        1997         1998         1999         1999         2000
                              --------   --------   ----------   ----------   ----------   ----------   ----------
                                            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND PERCENTAGES)
STATEMENT OF EARNINGS DATA:
Net sales...................  $739,744   $864,219   $1,331,002   $1,721,316   $2,055,598   $1,502,921   $1,927,480
Cost of goods sold..........   631,249    740,009    1,159,593    1,491,079    1,773,632    1,297,698    1,669,869
                              --------   --------   ----------   ----------   ----------   ----------   ----------
  Gross profit..............   108,495    124,210      171,409      230,237      281,966      205,223      257,611
Operating expenses..........    91,334    103,568      146,344      198,646      242,625      176,758      222,520
                              --------   --------   ----------   ----------   ----------   ----------   ----------
  Operating profit..........    17,161     20,642       25,065       31,591       39,341       28,465       35,091
Other income (expense):
  Interest expense..........    (3,411)    (1,346)      (2,978)      (4,411)      (5,388)      (3,942)      (4,604)
  Nonrecurring merger
    expenses................        --         --           --           --       (3,812)      (3,812)          --
  Gain on sale of
    investment..............        --         --           --           --          768          768           --
  Other, net................        14        176          111          195          342          198           50
                              --------   --------   ----------   ----------   ----------   ----------   ----------
    Other expense, net......    (3,397)    (1,170)      (2,867)      (4,216)      (8,090)      (6,788)      (4,554)
                              --------   --------   ----------   ----------   ----------   ----------   ----------
Earnings before income
  taxes.....................    13,764     19,472       22,198       27,375       31,251       21,677       30,537
Income tax expense..........     5,293      7,145        8,298        9,965       12,000        8,360       11,604
                              --------   --------   ----------   ----------   ----------   ----------   ----------
    Net earnings............  $  8,471   $ 12,327   $   13,900   $   17,410   $   19,251   $   13,317   $   18,933
                              ========   ========   ==========   ==========   ==========   ==========   ==========
Weighted average common
  shares outstanding........    10,040     12,059       12,810       13,398       13,772       13,659       13,948
Basic net earnings per
  common share..............  $   0.84   $   1.02   $     1.09   $     1.30   $     1.40   $     0.97   $     1.36
Pro forma basic net earnings
  per common share(1)(2)....  $   0.83   $   0.98   $     1.07   $     1.26   $     1.54   $     1.12   $     1.36
Weighted average common
  shares and dilutive
  potential shares
  outstanding...............    10,481     12,536       13,341       13,925       14,219       14,125       14,487
Diluted net earnings per
  common share..............  $   0.81   $   0.98   $     1.04   $     1.25   $     1.35   $     0.94   $     1.31
Pro forma diluted net
  earnings per common
  share(1)(2)...............  $   0.80   $   0.94   $     1.02   $     1.21   $     1.49   $     1.08   $     1.31

OTHER DATA:
EBITDA(3)...................  $ 23,034   $ 26,770   $   33,657   $   43,092   $   53,478   $   38,718   $   48,044
Capital expenditures(4).....  $ 16,751   $  9,703   $    9,054   $   26,663   $   26,006   $   14,357   $   22,059

BALANCE SHEET DATA (END OF
  PERIOD):
Working capital.............  $ 35,210   $ 49,397   $   60,131   $   63,280   $   70,879   $   74,204   $   87,263
Property, plant and
  equipment, net............  $ 57,624   $ 61,884   $   78,006   $   93,402   $  113,930   $  105,620   $  125,915
Total assets................  $170,573   $202,807   $  308,945   $  387,712   $  462,045   $  447,660   $  529,226
Total debt(5)...............  $ 47,984   $ 16,948   $   55,615   $   75,102   $   93,107   $   95,373   $  111,131
Shareholders' equity........  $ 59,083   $105,468   $  137,949   $  157,085   $  189,344   $  183,272   $  207,028
Debt-to-capital ratio(6)....      44.8%      13.8%        28.7%        32.3%        33.0%        34.2%        34.9%

                                                   (footnotes on following page)

---------------
(1) Pro forma adjustments to net earnings per common share add back nonrecurring merger expenses and adjust income taxes as if NorthCenter, which merged with one of our subsidiaries in February 1999, were taxed as a C-corporation for income tax purposes rather than as an S-corporation prior to the merger. As an S-corporation, NorthCenter was not subject to income tax for periods prior to the merger. NorthCenter became subject to income taxes for all periods following the merger. This pro forma data does not give effect to our proposed acquisition of Redi-Cut.

(2) 1999 excludes a nonrecurring gain of $768,000 on the sale of an investment.

(3) EBITDA means operating profit plus depreciation and amortization. EBITDA is not intended to represent cash flow from operations as defined by accounting principles generally accepted in the United States, or GAAP, and should not be considered as an alternative to net earnings as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity. EBITDA is presented to provide additional information with respect to our historical ability to meet our debt service, capital expenditure, rental and working capital requirements.

(4) Capital expenditures do not include the cost of acquired businesses.

(5) Total debt is the sum of short-term and long-term debt, but does not include our obligations under our $107 million master operating lease facilities which we use to finance the construction or purchase of distribution centers and office buildings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and the notes to our consolidated financial statements included elsewhere in this prospectus supplement for additional information about these facilities.

(6) The debt-to-capital ratio has been computed by dividing the amount of our total debt by the sum of our total debt plus shareholders' equity as of the end of each period, and expressing the result as a percentage.

       SUMMARY UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

       Set forth below is summary historical condensed consolidated financial data and summary unaudited pro forma condensed consolidated financial data as of and for the periods indicated. The summary historical consolidated financial data of Performance Food Group for 1999 and as of and for the nine months ended September 30, 2000 are derived from consolidated financial statements of Performance Food Group included elsewhere herein as described above under "Summary Consolidated Financial Data." The results of operations and financial condition as of and for the nine months ended September 30, 2000 do not purport to be indicative of the results of operations or financial condition to be expected as of or for the fiscal year ending December 30, 2000.

       The summary unaudited pro forma condensed consolidated statement of earnings and other data give effect to:

       - our acquisition of Redi-Cut;

       - the sale of 2,800,000 shares of our common stock in this offering and our receipt of $108.2 million in estimated net proceeds, after deducting the underwriting discount and estimated offering expenses;

       - the application of the estimated net proceeds from this offering, together with $7.4 million of borrowings under one of our credit facilities, to pay the cash portion of the purchase price of Redi-Cut; and

       - the issuance of 407,450 shares of our common stock, assuming an average market price for our common stock of $42.95 per share, to pay the stock portion of the purchase price of Redi-Cut;

as if all of those transactions had occurred on the first day of the respective periods presented. The actual number of shares of common stock that we will issue to pay the stock portion of the purchase price of Redi-Cut will depend upon the average market price of our common stock during a specified period of time prior to the closing date of the acquisition and may therefore be more or less than the number of shares assumed for purposes of the pro forma financial data. Additionally, the purchase price for Redi-Cut is subject to a post-closing adjustment, which is payable in cash, based upon a review of Redi-Cut's working capital as of the closing date. The actual amount of cash that we pay to acquire Redi-Cut, and the amount of borrowings, if any, that we make to pay a portion of the purchase price, may be more or less than the amounts reflected in this pro forma financial data.

       The summary unaudited pro forma condensed consolidated statement of earnings and other data for 1999 and the nine months ended September 30, 2000 combines the consolidated results of operations of Performance Food Group with the combined results of operations of Redi-Cut for the respective periods. The summary unaudited pro forma condensed consolidated balance sheet data as of September 30, 2000 combines the consolidated balance sheet of Performance Food Group as of that date with the combined balance sheet of Redi-Cut as of that date and gives effect to the transactions described above as if those transactions had been completed as of that date. We will account for our acquisition of Redi-Cut under the purchase method of accounting.

       The pro forma financial data appearing below is based upon a number of assumptions and estimates and is subject to uncertainties, and that data does not purport to be indicative of the actual results of operations or financial condition that would have occurred had the transactions described above in fact occurred on the dates indicated, nor does it purport to be indicative of the results of operations or financial condition that we may achieve in the future. The pro forma financial data should be read in conjunction with the pro forma condensed consolidated financial statements and the related notes appearing below under "Unaudited Pro Forma Condensed Consolidated Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical financial statements and related notes included elsewhere in this prospectus supplement and the historical financial statements of Redi-Cut and the related notes incorporated by reference in the accompanying prospectus.

                                                         1999                      NINE MONTHS 2000
                                              ---------------------------    ----------------------------
                                               HISTORICAL     PRO FORMA       HISTORICAL      PRO FORMA
                                              ------------   ------------    ------------    ------------
                                               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND PERCENTAGES)
STATEMENT OF EARNINGS DATA:
Net sales...................................   $2,055,598     $2,168,887      $1,927,480      $2,025,216
Cost of goods sold..........................    1,773,632      1,863,094       1,669,869       1,748,802
                                               ----------     ----------      ----------      ----------
  Gross profit..............................      281,966        305,793         257,611         276,414
Operating expenses..........................      242,625        261,484         222,520         234,528
                                               ----------     ----------      ----------      ----------
  Operating profit..........................       39,341         44,309          35,091          41,886
Other income (expense):
  Interest expense..........................       (5,388)        (5,957)         (4,604)         (5,149)
  Nonrecurring merger expenses..............       (3,812)        (3,812)             --              --
  Gain on sale of investment................          768            768              --              --
  Other, net................................          342            457              50             125
                                               ----------     ----------      ----------      ----------
     Other expense, net.....................       (8,090)        (8,544)         (4,554)         (5,024)
                                               ----------     ----------      ----------      ----------
Earnings before income taxes................       31,251         35,765          30,537          36,862
Income tax expense..........................       12,000         13,734          11,604          14,008
                                               ----------     ----------      ----------      ----------
     Net earnings...........................   $   19,251     $   22,031      $   18,933      $   22,854
                                               ==========     ==========      ==========      ==========
Weighted average common shares
  outstanding...............................       13,772         16,979          13,948          17,155
Basic net earnings per common share.........   $     1.40     $     1.30      $     1.36      $     1.33
Pro forma basic net earnings per common
  share(1)(2)...............................   $     1.54     $     1.41      $     1.36      $     1.33
Weighted average common shares and dilutive
  potential shares outstanding..............       14,219         17,426          14,487          17,694
Diluted net earnings per common share.......   $     1.35     $     1.26      $     1.31      $     1.29
Pro forma diluted net earnings per common
  share(1)(2)...............................   $     1.49     $     1.38      $     1.31      $     1.29
OTHER DATA:
EBITDA(3)...................................   $   53,478     $   63,361      $   48,044      $   58,535
Capital expenditures(4).....................   $   26,006     $   28,516      $   22,059      $   30,966
BALANCE SHEET DATA (END OF PERIOD):
Working capital.............................                                  $   87,263      $   86,040
Property, plant and equipment, net..........                                  $  125,915      $  138,596
Total assets................................                                  $  529,226      $  680,650
Total debt(5)...............................                                  $  111,131      $  125,551
Shareholders' equity........................                                  $  207,028      $  332,708
Debt-to-capital ratio(6)....................                                        34.9%           27.4%

---------------
(1) Pro forma adjustments to net earnings per common share add back nonrecurring merger expenses and adjust income taxes as if NorthCenter, which merged with one of our subsidiaries in February 1999, were taxed as a C-corporation for income tax purposes rather than as an S-corporation prior to the merger. As an S-corporation, NorthCenter was not subject to income tax for periods prior to the merger. NorthCenter became subject to income taxes for all periods following the merger.

(2) 1999 excludes a nonrecurring gain of $768,000 on the sale of an investment.

(3) EBITDA means operating profit plus depreciation and amortization. EBITDA is not intended to represent cash flow from operations as defined by GAAP and should not be considered as an alternative to net earnings as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity. EBITDA is presented to provide additional information with respect to our historical ability to meet our debt service, capital expenditure, rental and working capital requirements.

                                         (footnotes continued on following page)

(4) Capital expenditures do not include the cost of acquired businesses.

(5) Total debt is the sum of short-term and long-term debt, but does not include our obligations under our $107 million master operating lease facilities which we use to finance the construction or purchase of distribution centers and office buildings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and the notes to our consolidated financial statements included elsewhere in this prospectus supplement for additional information about these facilities.

(6) The debt-to-capital ratio has been computed by dividing the amount of our total debt by the sum of our total debt plus shareholders' equity as of the end of each period, and expressing the result as a percentage.

                                  RISK FACTORS

       You should carefully consider the risks described below, as well as other information contained in this prospectus supplement and the accompanying prospectus and the documents incorporated or deemed to be incorporated by reference in the accompanying prospectus, before buying securities in this offering. If any of these events occurs, our business, financial condition or results of operations could be materially harmed, the trading price of our common stock could decline and you may lose all or part of your investment.

FOODSERVICE DISTRIBUTION IS A LOW-MARGIN BUSINESS AND IS SENSITIVE TO ECONOMIC CONDITIONS.

       We operate in the foodservice distribution industry, which is characterized by a high volume of sales with relatively low profit margins. A significant portion of our sales are at prices that are based on product cost plus a percentage markup. As a result, our results of operations may be negatively impacted when the price of food goes down, even though our percentage markup may remain constant. The foodservice industry is also sensitive to national and regional economic conditions, and the demand for our foodservice products has been adversely affected from time to time by economic downturns. In addition, our operating results are particularly sensitive to, and may be materially adversely impacted by, difficulties with the collectibility of accounts receivable, inventory control, price pressures, severe weather conditions and increases in wages or other labor costs and fuel or other transportation-related costs. There can be no assurance that one or more of these factors will not adversely affect our future operating results. We have experienced losses due to the uncollectibility of accounts receivable in the past and could experience such losses in the future. In addition, although we have sought to limit the impact of the recent increases in fuel prices by imposing fuel surcharges on our customers, we cannot assure you that increases in fuel prices will not adversely affect our results of operations.

WE RELY ON MAJOR CUSTOMERS.

       We derive a substantial portion of our net sales from customers within the restaurant industry, particularly certain chain customers. Net sales to Cracker Barrel Old Country Store accounted for 16.3% of our consolidated net sales in the nine months ended September 30, 2000 and 17.3% of our consolidated net sales in 1999. Net sales to Outback Steakhouse accounted for 16.6% of our consolidated net sales in the nine months ended September 30, 2000 and 15.6% of our consolidated net sales in 1999. We do not have agreements requiring these or other customers to purchase any specified amount of goods from us, nor do we have any assurance as to the level of future purchases by our customers. Likewise, our customers generally have the ability to stop buying from us at any time. A material decrease in sales to any of our major customers or the loss of any of our major customers would have a material adverse impact on our operating results. In addition, to the extent we add new customers, whether following the loss of existing customers or otherwise, we may incur substantial start-up expenses in initiating services to new customers. Also, certain of our customers have from time to time experienced bankruptcy, insolvency, and/or an inability to pay debts to us as they come due, and similar events in the future could have a material adverse impact on our operating results. In particular, we believe that one of our customers, who accounted for approximately 5.0% of our consolidated net sales in the nine months ended September 30, 2000, may be experiencing financial difficulties.

OUR BUSINESS IS DEPENDENT ON OUR ABILITY TO COMPLETE ACQUISITIONS AND INTEGRATE OPERATIONS OF ACQUIRED BUSINESSES.

       A significant portion of our historical growth has been achieved through acquisitions of other foodservice distributors, and our growth strategy includes additional acquisitions. There can be no assurance that we will be able to make acquisitions in the future or that any acquisitions we do make will be successful. Furthermore, there can be no assurance that future acquisitions will not have a material adverse effect upon our operating results, particularly in periods immediately following the consummation of those transactions while the operations of the acquired business are being integrated into our operations.

       In connection with the acquisitions of other businesses in the future, we may decide to consolidate the operations of any acquired business with our existing operations or make other changes with respect to the acquired business, which could result in special charges or other expenses. Our results of operations also may be adversely affected by expenses we incur in making acquisitions, by amortization of goodwill resulting from acquisitions, and by additional depreciation expenses attributable to acquired assets. Any of the businesses we acquire may also have liabilities or adverse operating issues that we fail to discover before the acquisition, and our indemnity for such liabilities may be limited. Although the current owners of Redi-Cut have agreed to indemnify us for any breach of the representations they made in the acquisition agreement, the maximum amount of their indemnity is limited to $10.0 million.

       In addition, our ability to make any future acquisitions may depend upon obtaining additional financing. There can be no assurance that we will be able to obtain additional financing on acceptable terms or at all. If we obtain additional debt financing, our debt service obligations may increase substantially and the terms of the debt financing may contain financial covenants and other restrictions that limit our operating flexibility, limit our flexibility in planning for and reacting to changes in our business and make us more vulnerable to economic downturns and competitive pressures. To the extent that we acquire other businesses in exchange for our common stock, fluctuations in our stock price could have a material adverse effect on our ability to complete acquisitions. Likewise, the issuance of our common stock in connection with acquisitions could be dilutive to our shareholders.

MANAGING OUR GROWTH MAY BE DIFFICULT AND OUR GROWTH RATE MAY DECLINE.

       We have rapidly expanded our operations since inception. This growth has placed significant demands on our administrative, operational and financial resources. We cannot assure you that this growth will continue. To the extent that our customer base and our services continue to grow, this growth is expected to place a significant demand on our managerial, administrative, operational and financial resources. Our future performance and results of operations will depend in part on our ability to successfully implement enhancements to our business management systems and to adapt those systems as necessary to respond to changes in our business. Similarly, our growth has created a need for expansion of our facilities from time to time. As we near maximum utilization of a given facility, operations may be constrained and inefficiencies may be created which could adversely affect our operating results until the facility is expanded or volume is shifted to another facility. Conversely, as we add additional facilities or expand existing facilities, excess capacity may be created. Any excess capacity may also create inefficiencies and adversely affect our operating results.

       In addition, we cannot assure you that the rate of our future growth, if any, will not decline from our recent historical growth rates. If we fail to expand our business or make acquisitions and successfully integrate the operations of any acquired companies, the rate of our future growth, if any, will likely be lower than our historical growth rates.

WE MAY NOT ACHIEVE BENEFITS EXPECTED FROM THE REDI-CUT ACQUISITION.

       We agreed to acquire Redi-Cut with the expectation that the acquisition will result in benefits to us. Achieving those benefits depends on the timely, efficient and successful execution of a number of post-acquisition events, including integrating the business of Redi-Cut into our purchasing programs, distribution network, marketing programs and information systems. In general, we cannot offer assurances that we can successfully integrate Redi-Cut's operations and personnel or realize the anticipated benefits of the acquisition. Our ability to integrate the operations of Redi-Cut may be adversely affected by many factors, including the relatively large size of Redi-Cut's business and the allocation of our limited management resources among various integration efforts. We cannot offer assurances that Redi-Cut will perform as we expect. We also believe that our ability to successfully integrate Redi-Cut will depend to a large degree upon our ability to retain Redi-Cut's existing management and sales personnel, and there can be no assurance that we will be able to do so.

       In addition, sales to broadline foodservice distributors, excluding foodservice distributors which specialize in serving the quick-service restaurant industry, represented approximately 33.4% of Redi-Cut's combined net sales for its 1999 fiscal year and approximately 31.8% of its combined net sales for the nine months ended September 30, 2000. We believe that, because some of these broadline foodservice distributor customers may view us as a competitor, Redi-Cut could lose the business of some of these customers. We cannot assure you that, following our acquisition of Redi-Cut, we will not lose Redi-Cut customers, which could have a material adverse effect on our business. In addition, because a significant portion of Redi-Cut's net sales are made to a limited number of foodservice distributors, the loss of a relatively small number of distributor customers could have a material adverse effect on our business or results of operations.

       Our failure to realize the benefits expected from the acquisition, or the failure of Redi-Cut to perform as we anticipate, could have a material adverse effect on our results of operations. In addition, the attention and effort devoted to the integration of Redi-Cut with our existing operations may divert management's attention from other important issues and could seriously harm our business.

PRODUCT LIABILITY CLAIMS COULD HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

       Like any other distributor and processor of food, we face an inherent risk of exposure to product liability claims if the products we sell cause injury or illness. We have liability insurance with respect to product liability claims. We cannot assure you, however, that this insurance will continue to be available at a reasonable cost or at all, or, if available, will be adequate to cover product liability claims against us. We generally seek contractual indemnification from parties supplying our products, but any such indemnification is limited, as a practical matter, to the creditworthiness of the indemnifying party. If we do not have adequate insurance or contractual indemnification available, product liability claims could have a material adverse effect on our business, operating results and financial condition.

       Redi-Cut is the defendant in a lawsuit filed by one of its customers seeking indemnity for any damages and expenses that the customer may be required to pay as a result of the alleged contamination of produce supplied by Redi-Cut. We believe that the lawsuit is without merit, but we cannot assure you that the costs associated with defending the lawsuit or an adverse outcome will not have a material adverse effect on our results of operations.

COMPETITION IN THE FOODSERVICE DISTRIBUTION INDUSTRY IS INTENSE, AND WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY.

       The foodservice distribution industry is highly competitive. We compete with numerous smaller distributors on a local level, as well as with a limited number of national foodservice distributors. Some of these distributors have substantially greater financial and other resources than we do. Bidding for contracts or arrangements with customers, particularly chain and other large customers, is highly competitive and distributors may market their services to a particular customer over a long period of time before they are invited to bid. In the fresh-cut produce area of our business, competition comes mainly from smaller processors, although we encounter intense competition from larger national and regional processors when selling produce to chain restaurants. We believe that most purchasing decisions in the foodservice business are based on the distributor's ability to completely and accurately fill orders and to provide timely deliveries, on the quality of the product and on price. Our failure to compete successfully could have a material adverse effect on our business, operating results and financial condition.

OUR FRESH-CUT SEGMENT RELIES ON PROPRIETARY MACHINERY AND PROCESSES THAT ARE NOT PROTECTED BY PATENTS.

       Our fresh-cut operations rely heavily on proprietary machinery and processes which are used to prepare some of our products. We believe that the cost and complexity of our machinery has been and will continue to be a barrier to entry to other potential competitors in the fresh-cut segment; however, we have not protected our machinery or processes through patents or other methods. As a result, some of our existing or potential competitors could develop similar machinery or processes. If this occurred, it could substantially increase competition in the fresh-cut segment, thereby reducing prices and materially adversely affecting our results of operations in this segment.

OUR SUCCESS DEPENDS ON OUR SENIOR MANAGEMENT AND KEY EMPLOYEES.

       Our success is largely dependent on the skills, experience and efforts of our senior management. The loss of one or more of our members of senior management could have a material adverse effect upon our business and development. In addition, we depend to a substantial degree on the services of certain key employees. Any failure to attract and retain qualified employees in the future could have a material adverse effect on our business.

THE MARKET PRICE FOR OUR COMMON STOCK MAY BE VOLATILE.

       In recent periods, there has been significant volatility in the market price for our common stock. In addition, the market price of our common stock could fluctuate substantially in the future in response to a number of factors, including the following:

       - our quarterly operating results or the operating results of other distributors of food and non-food products;

       - changes in general conditions in the economy, the financial markets or the food distribution or foodservice industries;

       - changes in financial estimates or recommendations by stock market analysts regarding us or our competitors;

       - announcements by us or our competitors of significant acquisitions;

       - increases in labor and fuel costs; and

       - natural disasters, severe weather conditions or other developments affecting us or our competitors.

       In addition, in recent years the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance. These broad market fluctuations may materially adversely affect our stock price, regardless of our operating results.

OUR SHAREHOLDER RIGHTS PLAN, CHARTER AND BYLAWS COULD MAKE IT DIFFICULT FOR A THIRD PARTY TO ACQUIRE OUR COMPANY.

       We have a shareholder rights plan that may have the effect of discouraging unsolicited takeover proposals. The rights issued under the shareholder rights plan would cause substantial dilution to a person or group that attempts to acquire us on terms not approved in advance by our board of directors. In addition, Tennessee corporate law and our charter and bylaws contain provisions that could delay, defer or prevent a change in control of our company or our management. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors and take other corporate actions. These provisions:

       - authorize us to issue "blank check" preferred stock, which is preferred stock that can be created and issued by our board of directors, without shareholder approval, with rights senior to those of common stock;

       - provide for a staggered board of directors and three-year terms for directors, so that no more than one-third of our directors could be replaced at any annual meeting;

       - provide that directors may be removed only for cause; and

       - establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by shareholders at a meeting.

       We are also subject to anti-takeover provisions under Tennessee law, which could also delay or prevent a change of control. For information about these laws, see "Description of Capital Stock." Together, these provisions of our charter and bylaws, Tennessee law and our rights plan may discourage transactions that otherwise could provide for the payment of a premium over prevailing market prices for our common stock, and also could limit the price that investors are willing to pay in the future for shares of our common stock.

OUR ISSUANCE OF PREFERRED STOCK COULD ADVERSELY AFFECT HOLDERS OF OUR COMMON STOCK AND DISCOURAGE A TAKEOVER.

       Our board of directors is authorized to issue up to 5,000,000 shares of preferred stock without any action on the part of our shareholders. Our board of directors also has the power, without shareholder approval, to set the terms of any series of preferred stock that may be issued, including voting rights, dividend rights, preferences over our common stock with respect to dividends or in the event of a dissolution, liquidation or winding up and other terms. In the event that we issue preferred stock in the future that has preference over our common stock with respect to payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of the holders of our common stock or the market price of our common stock could be adversely affected. In addition, the ability of our board of directors to issue shares of preferred stock without any action on the part of our shareholders may impede a takeover of us and prevent a transaction favorable to our shareholders.

FUTURE SALES OF OUR COMMON STOCK IN THE PUBLIC MARKET COULD ADVERSELY AFFECT OUR STOCK PRICE AND OUR ABILITY TO RAISE FUNDS IN NEW STOCK OFFERINGS.

       Future sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices of our common stock and could impair our ability to raise capital through future offerings of equity securities. Of the 14,109,957 shares of our common stock outstanding as of November 20, 2000, a total of approximately 2,050,035 shares had been issued to former owners of businesses that we acquired. All of these 2,050,035 shares were registered under the Securities Act of 1933 and therefore are either freely transferable in the public markets or are eligible for resale in the public markets pursuant to Rule 145 under the Securities Act of 1933 or under one of the shelf registration statements that we have filed with the SEC. The 407,450 shares of our common stock, assuming an average market price for our common stock of $42.95 per share, that we expect to issue to the owners of Redi-Cut also will be registered under the Securities Act and will either be freely transferable in the public markets or eligible for resale pursuant to Rule 145 or under one of those shelf registration statements, in each case immediately upon receipt of the shares by those owners but subject to the lock-up agreements referred to below. Under Rule 145, sales of shares of our common stock issued to affiliates of companies that we acquire are eligible for resale in the public markets, subject to certain of the restrictions set forth in Rule 144 under the Securities Act of 1933. For more information about our common stock eligible for future sale, see "Shares Eligible for Future Sale." We expect to issue shares under these registration statements or similar registration statements to the owners of other foodservice businesses we may acquire in the future.

       We, our directors and executive officers and the owners of Redi-Cut who will receive shares of our common stock when we acquire Redi-Cut have agreed, with exceptions, not to sell or otherwise transfer any shares of our common stock for 90 days after the date of this prospectus supplement, without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. With this consent, we, our directors and executive officers and the owners of Redi-Cut may sell shares before the expiration of such 90-day period without prior notice to our other shareholders or to any public market in which our common stock trades. For more information about these "lock-up" agreements, see "Underwriting."

      CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND MARKET DATA

       This prospectus supplement, the accompanying prospectus, and the documents incorporated or deemed to be incorporated by reference in the accompanying prospectus contain forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements, which are based on assumptions and estimates and describe our future plans, strategies and expectations, are generally identifiable by the use of the words "anticipate," "will," "believe," "estimate," "expect," "intend," "seek" or similar expressions. These forward-looking statements may address, among other things, the anticipated effects of the offering of the securities hereunder, our anticipated earnings, capital expenditures, contributions to our net sales by acquired companies, sales momentum, customer and product sales mix, expected efficiencies in our business and our ability to realize expected synergies from acquisitions. These forward-looking statements are subject to risks, uncertainties and assumptions. Important factors that could cause actual results to differ materially from the forward-looking statements we make or incorporate by reference in this prospectus supplement and the accompanying prospectus are described under "Risk Factors" and in the documents incorporated or deemed to be incorporated by reference in the accompanying prospectus. These factors include, but are not limited to:

       - the relatively low margins and economic sensitivity of the foodservice business;

       - our reliance on major customers;

       - our need to identify and successfully complete acquisitions of other foodservice distributors; and

       - management of our planned growth and other financial issues.

       If one or more of these risks or uncertainties materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from future results, performance or achievements expressed or implied by these forward-looking statements. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements in this section. We undertake no obligation to publicly update or revise any forward-looking statements to reflect future events or developments.

       The information in this prospectus supplement, the accompanying prospectus and the documents incorporated or deemed to be incorporated by reference in the accompanying prospectus concerning the foodservice distribution industry, the consumer food industry, other foodservice distribution companies and similar matters is derived principally from publicly available information, foodservice industry publications and data compiled by a market research firm. Although we believe that this information is reliable, we have not independently verified any of this information and we cannot assure you that it is accurate. Information concerning the foodservice distribution industry and the consumer food industry is for the United States.

                                USE OF PROCEEDS

       We estimate that we will receive net proceeds of approximately $108.2 million from this offering, or approximately $124.5 million if the underwriters' over-allotment option is exercised in full, in each case after deducting the underwriting discount and estimated expenses of the offering. We intend to use the net proceeds from this offering, together with, if necessary, borrowings under a bank credit facility, to finance the cash portion of the purchase price for Redi-Cut, which is approximately $115.6 million. The closing of this offering is conditioned upon the contemporaneous closing of that acquisition. We intend to use any remaining net proceeds for general corporate purposes, which may include the repayment of indebtedness.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

       Our common stock is quoted on the Nasdaq Stock Market's National Market under the symbol "PFGC." The following table sets forth, on a per share basis, for the fiscal quarters indicated, the high and low closing prices for our common stock as reported on the Nasdaq Stock Market's National Market:

                                                                 HIGH         LOW
                                                              ----------   ----------
FISCAL 1998
  First Quarter.............................................  $23   3/4     $16  5/8
  Second Quarter............................................   21   1/4      18  1/2
  Third Quarter.............................................   21   3/4      18  1/8
  Fourth Quarter............................................   28   1/8      20
FISCAL 1999
  First Quarter.............................................  $29 13/16     $24  1/8
  Second Quarter............................................   28  3/16      23  5/8
  Third Quarter.............................................   27   5/8      24  3/4
  Fourth Quarter............................................   27   3/4      21 7/16
FISCAL 2000
  First Quarter.............................................  $25   1/2     $19 9/16
  Second Quarter............................................   32   3/8      22 9/16
  Third Quarter.............................................   37   5/8      32
  Fourth Quarter (through December 7, 2000).................   47  7/16      33  1/4

       On December 7, 2000, the last reported sale price of our common stock on the Nasdaq Stock Market's National Market was $42 13/16 per share. At November 20, 2000, we had approximately 2,070 holders of record of our common stock.

       We have not declared any cash dividends and the present policy of our board of directors is to retain all available funds to support operations and to finance our growth. In addition, the terms of our credit facilities and our 6.77% senior notes due May 2010 restrict our ability to declare or pay dividends on our common stock.

                                 CAPITALIZATION

       The following table sets forth our consolidated current installments of long-term debt and our consolidated capitalization as of September 30, 2000 (1) on an actual basis and (2) on a pro forma basis as adjusted to reflect the following transactions as if they had occurred on that date:

       - the completion of our acquisition of Redi-Cut;

       - the sale of 2,800,000 shares of our common stock in this offering and our receipt of $108.2 million in estimated net proceeds from this offering, after deducting the underwriting discount and estimated expenses of the offering;

       - the application of the estimated net proceeds from this offering, together with $7.4 million in borrowings under our credit facilities, to pay the cash portion of the purchase price of Redi-Cut; and

       - the issuance of 407,450 shares of our common stock, assuming an average market price for our common stock of $42.95 per share, to pay the stock portion of the purchase price of Redi-Cut.

The actual number of shares we will issue in the Redi-Cut acquisition depends on the average market price of our common stock during a specified period prior to the closing date of the acquisition. As a result, the actual number of shares that we will issue in the acquisition may be more or less than the number assumed for purposes of the following table. Additionally, the purchase price for Redi-Cut is subject to a post-closing adjustment, which is payable in cash, based upon a review of Redi-Cut's working capital as of the closing date. The actual amount of cash that we pay to acquire Redi-Cut, and the amount of borrowings, if any, that we make to pay a portion of the purchase price, may be more or less than the amounts reflected in the following table. The pro forma financial data appearing below is based upon a number of other assumptions and estimates and is subject to uncertainties, and this table should be read in conjunction with the information appearing under "Unaudited Pro Forma Condensed Consolidated Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical financial statements and related notes included elsewhere in this prospectus supplement and the historical financial statements of Redi-Cut and related notes incorporated by reference in the accompanying prospectus.

                                                              AS OF SEPTEMBER 30, 2000
                                                              -------------------------
                                                                            PRO FORMA
                                                               ACTUAL      AS ADJUSTED
                                                              ---------    ------------
                                                               (DOLLARS IN THOUSANDS)
Current installments of long-term debt......................  $    701       $    701
                                                              ========       ========
LONG-TERM DEBT, EXCLUDING CURRENT INSTALLMENTS(1):
  Revolving credit facilities(2)............................  $ 50,000       $ 57,420
  6.77% senior unsecured notes due May 2010.................    50,000         50,000
  Other long-term debt (includes loan to employee stock
     ownership plan)........................................    10,430         17,430
                                                              --------       --------
          Total long-term debt, excluding current
            installments....................................   110,430        124,850
SHAREHOLDERS' EQUITY:
  Preferred stock, $.01 par value, 5,000,000 shares
     authorized, none outstanding...........................        --             --
  Common stock, $.01 par value, 50,000,000 shares
     authorized, 14,099,295 shares issued and outstanding,
     actual and 17,306,745 shares issued and outstanding,
     pro forma as adjusted(3)(4)............................       141            173
  Additional paid-in capital................................   101,020        226,668
  Retained earnings.........................................   107,790        107,790
  Less loan to employee stock ownership plan................    (1,923)        (1,923)
                                                              --------       --------
          Total shareholders' equity........................   207,028        332,708
                                                              --------       --------
          Total capitalization..............................  $317,458       $457,558
                                                              ========       ========

                                                   (footnotes on following page)

---------------
(1) Does not include our obligations under our $107 million master operating lease facilities which we use to finance the construction or purchase of distribution centers and office buildings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and the notes to our consolidated financial statements included elsewhere in this prospectus supplement for additional information about these facilities.

(2) Does not include $5.9 million of letters of credit outstanding under our revolving credit facility as of September 30, 2000 or an additional $3.5 million of letters of credit that we anticipate will be issued in connection with Redi-Cut's existing industrial revenue bonds.

(3) Does not include a total of 1,987,503 shares of our common stock reserved for issuance under our stock purchase plan and stock option plans at September 30, 2000. Options to purchase 1,538,789 shares of our common stock at a weighted average exercise price of $18.82 per share were outstanding under our stock option plans as of September 30, 2000. We anticipate that, in connection with our acquisition of Redi-Cut, we will issue options to purchase approximately 50,000 shares of our common stock at an exercise price equal to the fair market value of our common stock on the closing date of the Redi-Cut acquisition to employees of Redi-Cut.

(4) As of September 30, 2000, approximately 8.4% of our outstanding shares of common stock were held by or through our employee stock ownership plan.

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

       The following unaudited pro forma condensed consolidated statements of earnings give effect to:

       -  our acquisition of Redi-Cut;

       - the sale of 2,800,000 shares of our common stock in this offering and our receipt of $108.2 million in estimated net proceeds, after deducting the underwriting discount and estimated offering expenses;

       - the application of the estimated net proceeds from this offering, together with $7.4 million of borrowings under one of our credit facilities, to pay the cash portion of the purchase price of Redi-Cut; and

       - the issuance of 407,450 shares of our common stock, assuming an average market price for our common stock of $42.95 per share, to pay the stock portion of the purchase price of Redi-Cut;

as if all of those transactions had occurred on the first day of the respective periods presented. The actual number of shares of common stock that we will issue to pay the stock portion of the purchase price of Redi-Cut will depend upon the average market price of our common stock during a specified period of time prior to the closing date of the acquisition and may therefore be more or less than the number of shares assumed for purposes of the pro forma financial statements. Additionally, the purchase price for Redi-Cut is subject to a post-closing adjustment, which is payable in cash, based upon a review of Redi-Cut's working capital as of the closing date. The actual amount of cash that we pay to acquire Redi-Cut, and the amount of borrowings, if any, that we make to pay a portion of the purchase price, may be more or less than the amounts reflected in the following unaudited pro forma condensed consolidated financial statements.

       The unaudited pro forma condensed consolidated statements of earnings for 1999 and the nine months ended September 30, 2000 combine the consolidated results of operations of Performance Food Group with the combined results of operations of Redi-Cut for the respective periods. The unaudited pro forma condensed consolidated balance sheet as of September 30, 2000 combines the consolidated balance sheet of Performance Food Group as of that date with the combined balance sheet of Redi-Cut as of that date and gives effect to the transactions described above as if those transactions had been completed as of that date. We will account for our acquisition of Redi-Cut under the purchase method of accounting.

       The pro forma financial statements appearing below are based upon a number of assumptions and estimates and are subject to uncertainties, and do not purport to be indicative of the actual results of operations or financial condition that would have occurred had the transactions described above in fact occurred on the dates indicated, nor do they purport to be indicative of the results of operations or financial condition that we may achieve in the future. In particular, sales to broadline foodservice distributors, excluding foodservice distributors which specialize in serving the quick-service restaurant industry, represented approximately 33.4% of Redi-Cut's combined net sales for the year ended December 31, 1999 and approximately 31.8% of its combined net sales for the nine months ended September 30, 2000. We believe that, because some of these broadline foodservice distributor customers may view us as a competitor, Redi-Cut could lose the business of some of these customers. The pro forma financial statements appearing below do not reflect this potential loss of revenues. See "Risk Factors -- We may not achieve benefits expected from the Redi-Cut acquisition."

       Redi-Cut has been taxed as an S-corporation for federal income tax purposes, which means that it was not subject to federal income taxes and that its historical financial statements do not include a provision for federal income taxes. Following the acquisition, Redi-Cut will become subject to federal income tax. The following pro forma condensed consolidated financial statements adjust income taxes as if Redi-Cut had been taxed as a C-corporation rather than as an S-corporation prior to the acquisition.

       As noted above, the acquisition of Redi-Cut will be accounted for using the purchase method of accounting. The total purchase price will be allocated to the tangible and intangible assets and liabilities acquired based on their respective fair values. The allocation of the purchase price reflected in the following pro forma financial statements is preliminary and is subject to adjustment upon receipt of, among other things, appraisals of some of the assets and liabilities of Redi-Cut.

       Finally, the accuracy of the pro forma financial statements depends in large part upon the accuracy of the historical financial statements on which the pro forma statements are based. The 1999 historical financial statements for two of the three Redi-Cut entities we plan to acquire have not been separately audited by any accounting firm, although Redi-Cut's financial statements as of and for the nine months ended September 30, 2000 have been audited. Those two entities accounted for approximately 9.6% of Redi-Cut's total combined net sales for the year ended December 31, 1999. The pro forma financial statements should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical financial statements and related notes included elsewhere in this prospectus supplement and the historical financial statements of Redi-Cut and the related notes incorporated by reference in the accompanying prospectus.

       In order to comply with GAAP, Redi-Cut's historical combined financial statements for the nine months ended September 30, 2000, which are incorporated by reference in the accompanying prospectus, reflect the results of operations and financial condition of the three Redi-Cut companies that we plan to acquire plus one affiliated company which we will not acquire. This affiliated company leases real estate and equipment to Redi-Cut. Accordingly, unless otherwise expressly stated or the context requires, all financial data appearing in this prospectus supplement with respect to Redi-Cut for the nine months ended September 30, 2000 has been adjusted to eliminate this affiliated entity.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 2000

                                            PERFORMANCE
                                            FOOD GROUP     REDI-CUT     PRO FORMA
                                            HISTORICAL    HISTORICAL   ADJUSTMENTS            PRO FORMA
                                            -----------   ----------   -----------            ---------
                                                                  (IN THOUSANDS)
ASSETS
Current assets:
  Cash and cash equivalents...............   $  9,607      $10,392      $(10,392)(a)          $  9,607
  Trade accounts and notes receivable,
     net..................................    150,687        7,534           (92)(a)           158,129
  Inventories.............................    120,751        1,231            --               121,982
  Other current assets....................      9,595        1,428            --                11,023
                                             --------      -------      --------              --------
          Total current assets............    290,640       20,585       (10,484)              300,741
Property, plant and equipment, net........    125,915       12,681            --               138,596
Intangible assets, net....................    111,235          572       126,662(b)            238,469
Other assets..............................      1,436        3,075        (1,667)(a)             2,844
                                             --------      -------      --------              --------
          Total assets....................   $529,226      $36,913      $114,511              $680,650
                                             ========      =======      ========              ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Outstanding checks in excess of
     deposits.............................   $ 27,009      $    --      $     --              $ 27,009
  Current installments of long-term
     debt.................................        701        1,019        (1,019)(a)               701
  Trade accounts payable..................    131,477        7,026            --               138,503
  Other current liabilities...............     44,190        2,298         2,000(b)             48,488
                                             --------      -------      --------              --------
          Total current liabilities.......    203,377       10,343           981               214,701
Long-term debt, excluding current
  installments............................    110,430        7,620         6,800(a),(d)        124,850
Deferred income taxes.....................      8,391           --            --                 8,391
                                             --------      -------      --------              --------
          Total liabilities...............    322,198       17,963         7,781               347,942
                                             --------      -------      --------              --------
Shareholders' equity:
  Preferred stock.........................         --           --            --                    --
  Common stock............................        141           23             9(b),(d)            173
  Members' equity and partners' capital...         --        1,268        (1,268)(b)                --
  Additional paid-in capital..............    101,020           --       125,648(b),(d)        226,668
  Retained earnings.......................    107,790       17,659       (17,659)(a),(b)       107,790
                                             --------      -------      --------              --------
                                              208,951       18,950       106,730               334,631
  Loan to leveraged employee stock
     ownership plan.......................     (1,923)          --            --                (1,923)
                                             --------      -------      --------              --------
          Total shareholders' equity......    207,028       18,950       106,730               332,708
Commitments and contingencies.............         --           --            --                    --
                                             --------      -------      --------              --------
          Total liabilities and
            shareholders' equity..........   $529,226      $36,913      $114,511              $680,650
                                             ========      =======      ========              ========

                                                        (footnotes on page S-28)

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF EARNINGS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000

                                             PERFORMANCE
                                             FOOD GROUP     REDI-CUT     PRO FORMA
                                             HISTORICAL    HISTORICAL   ADJUSTMENTS         PRO FORMA
                                             -----------   ----------   -----------         ----------
                                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales..................................  $1,927,480     $97,736       $    --           $2,025,216
Cost of goods sold.........................   1,669,869      78,933            --            1,748,802
                                             ----------     -------       -------           ----------
          Gross profit.....................     257,611      18,803            --              276,414
Operating expenses.........................     222,520       9,634         2,374(c),(f)       234,528
                                             ----------     -------       -------           ----------
          Operating profit.................      35,091       9,169        (2,374)              41,886
Other income (expense):
  Interest expense.........................      (4,604)       (252)         (293)(e)           (5,149)
  Other, net...............................          50         862          (787)(g)              125
                                             ----------     -------       -------           ----------
          Other income (expense), net......      (4,554)        610        (1,080)              (5,024)
                                             ----------     -------       -------           ----------
          Earnings before income taxes.....      30,537       9,779        (3,454)              36,862
Income tax expense.........................      11,604         144         2,260(h)            14,008
                                             ----------     -------       -------           ----------
          Net earnings.....................  $   18,933     $ 9,635       $(5,714)          $   22,854
                                             ==========     =======       =======           ==========
Weighted average common shares
  outstanding..............................      13,948          --         3,207(b),(d)        17,155
Basic net earnings per common share........  $     1.36                                     $     1.33
                                             ==========                                     ==========
Weighted average common shares and dilutive
  potential common shares outstanding......      14,487          --         3,207(b),(d)        17,694
Diluted net earnings per common share......  $     1.31                                     $     1.29
                                             ==========                                     ==========

                                                        (footnotes on page S-28)

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF EARNINGS
                                    FOR 1999

                                             PERFORMANCE
                                             FOOD GROUP     REDI-CUT     PRO FORMA
                                             HISTORICAL    HISTORICAL   ADJUSTMENTS         PRO FORMA
                                             -----------   ----------   -----------         ----------
                                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales..................................  $2,055,598     $113,289      $    --           $2,168,887
Cost of goods sold.........................   1,773,632       89,462           --            1,863,094
                                             ----------     --------      -------           ----------
          Gross profit.....................     281,966       23,827           --              305,793
Operating expenses.........................     242,625       17,881          978(c),(f)       261,484
                                             ----------     --------      -------           ----------
          Operating profit.................      39,341        5,946         (978)              44,309
Other income (expense):
  Interest expense.........................      (5,388)        (235)        (334)(e)           (5,957)
  Nonrecurring merger expenses.............      (3,812)          --           --               (3,812)
  Gain on sale of investment...............         768           --           --                  768
  Other, net...............................         342          642         (527)(g)              457
                                             ----------     --------      -------           ----------
          Other income (expense), net......      (8,090)         407         (861)              (8,544)
                                             ----------     --------      -------           ----------
          Earnings before income taxes.....      31,251        6,353       (1,839)              35,765
Income tax expense.........................      12,000           64        1,670(h)            13,734
                                             ----------     --------      -------           ----------
          Net earnings.....................  $   19,251     $  6,289      $(3,509)          $   22,031
                                             ==========     ========      =======           ==========
Weighted average common shares
  outstanding..............................      13,772           --        3,207(b),(d)        16,979
Basic net earnings per common share........  $     1.40                                     $     1.30
                                             ==========                                     ==========
Weighted average common shares and dilutive
  potential common shares outstanding......      14,219           --        3,207(b),(d)        17,426
Diluted net earnings per common share......  $     1.35                                     $     1.26
                                             ==========                                     ==========

                                                   (footnotes on following page)

                          NOTES TO UNAUDITED PRO FORMA
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(a) These adjustments reflect the elimination of cash and cash equivalents, notes receivable from certain Redi-Cut officers, cash surrender value of life insurance policies and debt of Redi-Cut in excess of the $7.0 million of Redi-Cut debt that we will assume in the acquisition.

(b) We will pay approximately $133.1 million to the owners of Redi-Cut, consisting of approximately $115.6 million in cash and approximately $17.5 million in shares of our common stock, plus the assumption of approximately $7.0 million of debt. The pro forma adjustments assume that we will issue 2,800,000 shares of our common stock in this offering and receive $108.2 million in estimated net proceeds, after deducting the underwriting discount and estimated expenses of the offering. These pro forma adjustments also assume that we will issue 407,450 shares of our common stock to pay the stock portion of the purchase price of Redi-Cut, based upon an assumed average market price of $42.95 per share of our common stock. The actual number of shares we issue to pay the stock portion of the purchase price will depend on the average market price of our common stock during a specified period prior to the closing date of the acquisition. Additionally, the purchase price for Redi-Cut is subject to a post-closing adjustment, which is payable in cash, based upon a review of Redi-Cut's working capital as of the closing date. The actual amount of cash that we pay to acquire Redi-Cut, and the amount of borrowings, if any, that we make to pay a portion of the purchase price, may be more or less than the amounts reflected in the pro forma financial statements. These pro forma adjustments also reflect the preliminary allocation of the purchase price to the acquired assets and assumed liabilities of Redi-Cut, including the elimination of Redi-Cut's combined common stock, retained earnings, members' equity and partners' capital of $19.0 million as of September 30, 2000. This preliminary allocation also includes $2.0 million accrued for the payment of transaction costs and other expenses related to the Redi-Cut acquisition. Upon completion of the acquisition, we will record intangible assets of approximately $127.2 million.

(c) Intangible assets to be recorded in connection with the acquisition, expected to consist of non-compete agreements, customer lists and goodwill, represent costs in excess of the fair value of tangible net assets acquired. These intangible assets will be amortized on a straight-line basis over their estimated useful lives, which range from 8 to 40 years. The weighted average combined estimated useful lives of these assets is expected to be approximately 36 years. These pro forma adjustments reflect amortization expense of these intangible assets as if Redi-Cut had been acquired on the first day of the respective periods presented.

(d) These adjustments reflect the financing of the cash portion of the Redi-Cut acquisition with the assumed net proceeds of $108.2 million from this common stock offering and approximately $7.4 million of additional borrowings under one of our credit facilities. Net proceeds from this offering are net of an underwriting discount of $2.15 per share and estimated offering expenses of $600,000.

(e) The interest rate on the additional borrowings referred to in note (d) above is assumed to be 7.1% per annum. These pro forma adjustments reflect the additional interest expense that would have been incurred by us if Redi-Cut had been acquired on the first day of the respective periods presented, and also reflect the elimination of interest expense on Redi-Cut debt that we will not assume.

(f) These pro forma adjustments reduce salaries and bonuses of certain of Redi-Cut's officers to estimated levels specified in employment agreements that we anticipate entering into with these officers.

(g) Pro forma adjustments reflect the elimination of interest income on Redi-Cut's cash and cash equivalents, which will be retained by Redi-Cut's current owners.

(h) These adjustments adjust income taxes as if Redi-Cut were taxed as a C-corporation for income tax purposes rather than as an S-corporation for the periods presented. As an S-corporation, Redi-Cut was not subject to federal income taxes. Following the acquisition, Redi-Cut will be subject to federal income taxes.

                      SELECTED CONSOLIDATED FINANCIAL DATA

       Set forth below is selected consolidated financial data of Performance Food Group for the periods indicated. The selected consolidated financial data of Performance Food Group as of and for years 1995, 1996, 1997, 1998 and 1999 are derived from the audited consolidated financial statements of Performance Food Group, which were audited by KPMG LLP. The consolidated financial statements as of year-end 1998 and 1999 and for 1997, 1998 and 1999, and the report of KPMG LLP on those financial statements, are included elsewhere in this prospectus supplement. The selected consolidated financial data as of and for the nine month periods ended October 2, 1999 and September 30, 2000 are derived from unaudited condensed consolidated financial statements. The unaudited condensed consolidated financial statements include all adjustments, consisting only of normal recurring items, which our management considers necessary for a fair presentation of our financial position and results of operations for these periods. The results of operations and financial condition as of and for the nine months ended September 30, 2000 do not purport to be indicative of the results of operations or financial condition to be expected as of or for the fiscal year ending December 30, 2000. The unaudited condensed consolidated financial statements as of September 30, 2000 and for the nine month periods ended October 2, 1999 and September 30, 2000 are included elsewhere in this prospectus supplement. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus supplement.

       In February 1999, one of our subsidiaries merged with NorthCenter. The merger was accounted for as a pooling-of-interests and resulted in the issuance of approximately 850,000 shares of our common stock in exchange for all of the outstanding stock of NorthCenter. Our consolidated financial statements for periods prior to the merger have been restated to include the accounts and results of operations of NorthCenter.

       All of the fiscal years shown below had 52 weeks, except that 1998 had 53 weeks. As a result, some of the variations reflected in the following data may be attributed to the different lengths of the fiscal years. The nine month periods ended October 2, 1999 and September 30, 2000 each had 39 weeks.

                                                                                                  NINE MONTHS
                                                                                            -----------------------
                                1995       1996        1997          1998         1999         1999         2000
                              --------   --------   -----------   ----------   ----------   ----------   ----------
                                            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND PERCENTAGES)
STATEMENT OF EARNINGS DATA:
Net sales...................  $739,744   $864,219   $1,331,002    $1,721,316   $2,055,598   $1,502,921   $1,927,480
Cost of goods sold..........   631,249    740,009    1,159,593     1,491,079    1,773,632    1,297,698    1,669,869
                              --------   --------   ----------    ----------   ----------   ----------   ----------
  Gross profit..............   108,495    124,210      171,409       230,237      281,966      205,223      257,611
Operating expenses..........    91,334    103,568      146,344       198,646      242,625      176,758      222,520
                              --------   --------   ----------    ----------   ----------   ----------   ----------
  Operating profit..........    17,161     20,642       25,065        31,591       39,341       28,465       35,091
Other income (expense):
  Interest expense..........    (3,411)    (1,346)      (2,978)       (4,411)      (5,388)      (3,942)      (4,604)
  Nonrecurring merger
    expenses................        --         --           --            --       (3,812)      (3,812)          --
  Gain on sale of
    investment..............        --         --           --            --          768          768           --
  Other, net................        14        176          111           195          342          198           50
                              --------   --------   ----------    ----------   ----------   ----------   ----------
    Other expense, net......    (3,397)    (1,170)      (2,867)       (4,216)      (8,090)      (6,788)      (4,554)
                              --------   --------   ----------    ----------   ----------   ----------   ----------
Earnings before income
  taxes.....................    13,764     19,472       22,198        27,375       31,251       21,677       30,537
Income tax expense..........     5,293      7,145        8,298         9,965       12,000        8,360       11,604
                              --------   --------   ----------    ----------   ----------   ----------   ----------
    Net earnings............  $  8,471   $ 12,327   $   13,900    $   17,410   $   19,251   $   13,317   $   18,933
                              ========   ========   ==========    ==========   ==========   ==========   ==========
Weighted average common
  shares outstanding........    10,040     12,059       12,810        13,398       13,772       13,659       13,948
Basic net earnings per
  common share..............  $   0.84   $   1.02   $     1.09    $     1.30   $     1.40   $     0.97   $     1.36
Pro forma basic net earnings
  per common share(1)(2)....  $   0.83   $   0.98   $     1.07    $     1.26   $     1.54   $     1.12   $     1.36
Weighted average common
  shares and dilutive
  potential shares
  outstanding...............    10,481     12,536       13,341        13,925       14,219       14,125       14,487
Diluted net earnings per
  common share..............  $   0.81   $   0.98   $     1.04    $     1.25   $     1.35   $     0.94   $     1.31
Pro forma diluted net
  earnings per common
  share(1)(2)...............  $   0.80   $   0.94   $     1.02    $     1.21   $     1.49   $     1.08   $     1.31

OTHER DATA:
EBITDA(3)...................  $ 23,034   $ 26,770   $   33,657    $   43,092   $   53,478   $   38,718   $   48,044
Capital expenditures(4).....  $ 16,751   $  9,703   $    9,054    $   26,663   $   26,006   $   14,357   $   22,059

BALANCE SHEET DATA (END OF
  PERIOD):
Working capital.............  $ 35,210   $ 49,397   $   60,131    $   63,280   $   70,879   $   74,204   $   87,263
Property, plant and
  equipment, net............  $ 57,624   $ 61,884   $   78,006    $   93,402   $  113,930   $  105,620   $  125,915
Total assets................  $170,573   $202,807   $  308,945    $  387,712   $  462,045   $  447,660   $  529,226
Total debt(5)...............  $ 47,984   $ 16,948   $   55,615    $   75,102   $   93,107   $   95,373   $  111,131
Shareholders' equity........  $ 59,083   $105,468   $  137,949    $  157,085   $  189,344   $  183,272   $  207,028
Debt-to-capital ratio(6)....      44.8%      13.8%        28.7%         32.3%        33.0%        34.2%        34.9%

---------------
(1) Pro forma adjustments to net earnings per common share add back nonrecurring merger expenses and adjust income taxes as if NorthCenter, which merged with one of our subsidiaries in February 1999, were taxed as a C-corporation for income tax purposes rather than as an S-corporation prior to the merger. As an S-corporation, NorthCenter was not subject to income tax for periods prior to the merger. NorthCenter became subject to income taxes for all periods following the merger. This pro forma data does not give effect to our proposed acquisition of Redi-Cut.

(2) 1999 excludes a nonrecurring gain of $768,000 on the sale of an investment.

(3) EBITDA means operating profit plus depreciation and amortization. EBITDA is not intended to represent cash flow from operations as defined by GAAP and should not be considered as an alternative to net earnings as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity. EBITDA is

                                         (footnotes continued on following page)
    presented to provide additional information with respect to our historical ability to meet our debt service, capital expenditure, rental and working capital requirements.

(4) Capital expenditures do not include the cost of acquired businesses.

(5) Total debt is the sum of short-term and long-term debt, but does not include our obligations under our $107 million master operating lease facilities which we use to finance the construction or purchase of distribution centers and office buildings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and the notes to our consolidated financial statements included elsewhere in this prospectus supplement for additional information about these facilities.

(6) The debt-to-capital ratio has been computed by dividing the amount of our total debt by the sum of our total debt plus shareholders' equity as of the end of each period, and expressing the result as a percentage.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

       The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and our consolidated financial statements and the related notes included elsewhere in this prospectus supplement.

       The following text contains references to years 2001, 2000, 1999, 1998 and 1997, which mean our fiscal years ending December 29, 2001, December 30, 2000, January 1, 2000, January 2, 1999, and December 27, 1997, respectively. References to the 2000 period and the 1999 period mean the nine month periods ended September 30, 2000 and October 2, 1999, respectively.

       We use a 52/53 week fiscal year ending on the Saturday closest to December 31. Consequently, we periodically have a 53-week fiscal year. Our 1999, 1998 and 1997 fiscal years were 52, 53 and 52-week years, respectively. As a result, some of the variations reflected in the following data may be attributed to different lengths of the fiscal years. Our 2000 and 1999 periods were each 39 weeks. As a result of our merger with NorthCenter on February 26, 1999, which we accounted for as a pooling-of-interests, the consolidated financial statements for periods prior to the merger have been restated to include the accounts and results of operations of NorthCenter.

INTRODUCTION

       Performance Food Group was founded in 1987 as a result of the combination of various foodservice businesses, and has grown both internally through increased sales to existing and new customers and through acquisitions of existing foodservice distributors. We derive our revenue primarily from the sale of food and non-food products to the foodservice, or "food-away-from-home," industry. The principal components of our expenses include cost of goods sold, which represents the amounts paid to manufacturers and growers for products sold, and operating expenses, which include primarily labor-related expenses, delivery costs and occupancy expenses related to our facilities.

       A portion of our growth in net sales during the periods discussed below was due to acquisitions. In addition to our pending acquisition of Redi-Cut, the information appearing below under "Business Combinations" summarizes our acquisitions since the beginning of 1997.

RESULTS OF OPERATIONS

       The following table sets forth, for the periods indicated, the components of our condensed consolidated statements of earnings expressed as a percentage of net sales:

                                                                             NINE MONTHS ENDED
                                                                        ---------------------------
                                                                        OCTOBER 2,    SEPTEMBER 30,
                                             1997     1998     1999        1999           2000
                                             -----    -----    -----    ----------    -------------
Net sales..................................  100.0%   100.0%   100.0%     100.0%          100.0%
Cost of goods sold.........................   87.1     86.6     86.3       86.3            86.6
                                             -----    -----    -----      -----           -----
  Gross profit.............................   12.9     13.4     13.7       13.7            13.4
Operating expenses.........................   11.0     11.6     11.8       11.8            11.6
                                             -----    -----    -----      -----           -----
  Operating profit.........................    1.9      1.8      1.9        1.9             1.8
Other expense, net.........................    0.2      0.2      0.4        0.5             0.2
                                             -----    -----    -----      -----           -----
  Earnings before income taxes.............    1.7      1.6      1.5        1.4             1.6
Income tax expense.........................    0.7      0.6      0.6        0.5             0.6
                                             -----    -----    -----      -----           -----
  Net earnings.............................    1.0%     1.0%     0.9%       0.9%            1.0%
                                             =====    =====    =====      =====           =====

  Comparison of 2000 and 1999 Periods

       Net sales. Net sales increased 28.2% to $1.93 billion for the 2000 period from $1.50 billion for the 1999 period. Net sales in our existing operations increased 24.1% over the 1999 period, while acquisitions contributed the remaining 4.1% of our total net sales growth for the 2000 period. Net sales in existing operations exclude the net sales of an acquired business for the first 12 months following the date of the acquisition of that business.

       Gross profit. Gross profit increased 25.5% to $257.6 million in the 2000 period from $205.2 million in the 1999 period. Gross profit margin, which we define as gross profit as a percentage of net sales, decreased to 13.4% in the 2000 period compared to 13.7% in the 1999 period. The decrease in gross profit margin was due primarily to increased sales to certain of our chain customers, which generally are higher volume, lower gross margin accounts.

       Operating expenses. Operating expenses increased 25.9% to $222.5 million in the 2000 period from $176.8 million in the 1999 period. As a percentage of net sales, operating expenses decreased to 11.6% in the 2000 period from 11.8% in the 1999 period. The decrease in operating expenses as a percentage of net sales was due mainly to increased sales in our customized distribution segment, which has a lower operating expense ratio, which we define as the ratio of operating expenses to net sales, than our broadline and fresh-cut segments, offset in part by higher fuel costs.

       Operating profit. Operating profit increased 23.3% to $35.1 million in the 2000 period from $28.5 million in the 1999 period. Operating profit margin, which we define as operating profit as a percentage of net sales, declined to 1.8% in the 2000 period from 1.9% in the 1999 period.

       Other expense, net. Other expense, net, decreased to $4.6 million in the 2000 period from $6.8 million in the 1999 period. Other expense, net, included interest expense of $4.6 million in the 2000 period and $3.9 million in the 1999 period. Other expense, net, for the 1999 period also included nonrecurring merger expenses related to the NorthCenter merger of $3.8 million and a gain of $768,000 on the sale of an investment.

       Income tax expense. Income tax expense increased to $11.6 million in the 2000 period compared to $8.4 million in the 1999 period. The effective tax rate decreased to 38.0% in the 2000 period from 38.6% in the 1999 period. The fluctuation in the effective tax rate was due primarily to the merger with NorthCenter, which was taxed as an S-corporation for income tax purposes prior to the merger with us during the first quarter of 1999.

       Net earnings. Net earnings increased to $18.9 million in the 2000 period from $13.3 million in the 1999 period. For the 2000 period, net earnings as a percentage of net sales increased to 1.0% from 0.9% in the 1999 period.

  Comparison of 1999 to 1998

       Net sales. Net sales increased 19.4% to $2.06 billion for 1999 compared with $1.72 billion for 1998. Net sales in our existing operations increased 14.7% over 1998, while acquisitions contributed an additional 4.7% to our net sales growth. Excluding the effect of the 53rd week in 1998, net sales increased by 21.3% over 1998, and net sales in our existing operations increased by 16.5% over 1998.

       Gross profit. Gross profit increased 22.5% to $282.0 million in 1999 compared with $230.2 million in 1998. Gross profit margin increased to 13.7% in 1999 compared to 13.4% in 1998. The increase in gross profit margin was due primarily to improved profit margins at many of our broadline locations.

       Operating expenses. Operating expenses increased 22.1% to $242.6 million in 1999 from $198.6 million in 1998. As a percentage of net sales, operating expenses increased to 11.8% in 1999 compared with 11.6% in 1998. The increase in operating expenses as a percentage of net sales primarily reflected increased labor costs, including recruiting and training additional personnel, mainly in the transportation and warehouse areas, which are an integral part of our distribution service. These increased labor costs may continue depending upon economic and labor conditions in the various markets in which we operate.

Operating expenses were also impacted by the start-up of a new customized distribution facility to service certain of our chain customers, which became operational in mid-1999.

       Operating profit. Operating profit increased 24.5% to $39.3 million in 1999 from $31.6 million in 1998. Operating profit as a percentage of net sales also increased to 1.9% for 1999 from 1.8% for 1998.

       Other expense, net. Other expense, net, increased to $8.1 million in 1999 from $4.2 million in 1998. In 1999, other expense, net, included $3.8 million of nonrecurring expenses related to the merger with NorthCenter. Other expense, net, includes interest expense, which increased to $5.4 million in 1999 from $4.4 million in 1998. The increase in interest expense was due primarily to higher debt levels as a result of our various acquisitions and working capital requirements. Partially offsetting these expenses in 1999 was a $768,000 nonrecurring gain on the sale of an investment.

       Income tax expense. Income tax expense increased 20.4% to $12.0 million in 1999 from $10.0 million in 1998 as a result of higher pre-tax earnings. As a percentage of earnings before income taxes, income tax expense was 38.4% in 1999 versus 36.4% in 1998. The increase in the effective tax rate was due primarily to the merger with NorthCenter, which was treated as an S-corporation for income tax purposes prior to its merger with us. As an S-corporation, NorthCenter was not subject to income taxes prior to the merger, but, following the merger, NorthCenter became subject to income taxes for all periods following the merger.

       Net earnings. Net earnings increased 10.6% to $19.3 million in 1999 from $17.4 million in 1998. As a percentage of net sales, net earnings decreased to 0.9% in 1999 from 1.0% in 1998.

  Comparison of 1998 to 1997

       Net sales. Net sales increased 29.3% to $1.72 billion for 1998 from $1.33 billion for 1997. Net sales in our existing operations increased 18.0% over 1997, while acquisitions contributed an additional 11.3% to our total sales growth. The 18.0% internal sales growth included approximately 2.0% from the 53rd week in our 1998 fiscal year.

       Gross profit. Gross profit increased 34.3% to $230.2 million in 1998 from $171.4 million in 1997. Gross profit margin also increased to 13.4% in 1998 compared to 12.9% in 1997. The increase in gross profit margin was due to a number of factors. During 1998 and the second half of 1997, we acquired a number of broadline distribution and merchandising companies with higher gross margins than our customized distribution operations. The improvement in gross profit margin as a result of these acquisitions was diluted by internal sales growth during 1998 at certain large chain accounts serviced by our customized distribution operations; net sales for the customized segment grew approximately 26.5% in 1998. These large chain customers are generally high volume, low gross margin accounts. Net sales also grew internally in our fresh-cut operations by approximately 46.4% during 1998. Our fresh-cut operations generally have higher gross profit margins than our other foodservice distribution operations.

       Operating expense. Operating expenses increased 35.7% to $198.6 million in 1998 compared with $146.3 million in 1997. As a percentage of net sales, operating expenses increased to 11.6% in 1998 from 11.0% in 1997. The increase in operating expenses as a percentage of net sales primarily reflected increased labor costs, including recruiting and training additional personnel, mainly in the transportation and warehouse areas, which are an integral part of our distribution service. Operating expenses as a percentage of net sales was also impacted by our acquisition of AFFLINK Incorporated (formerly Affiliated Paper Companies, Inc.), which had higher operating expenses as a percentage of net sales than many of our other subsidiaries. Operating expenses were also affected by the start-up of two new broadline distribution centers, replacing older, less efficient facilities, that became operational at the end of 1998 and early 1999. We also incurred certain start-up expenses for a new customized distribution facility to service certain of our chain customers, which became operational in early 1997.

       Operating profit. Operating profit increased 26.0% to $31.6 million in 1998 from $25.1 million in 1997. Operating profit margin declined to 1.8% for 1998 from 1.9% for 1997.

       Other expense, net. Other expense, net, increased to $4.2 million in 1998 from $2.9 million in 1997. Other expense, net, included interest expense, which increased to $4.4 million in 1998 from $3.0 million in 1997. The increase in interest expense was due to higher debt levels as a result of our various acquisitions. Other expense, net, during 1997 also included a $1.3 million gain from insurance proceeds related to covered losses at one of our processing and distribution facilities, offset by a $1.3 million writedown of certain leasehold improvements associated with the termination of the lease on one of our distribution facilities.

       Income tax expense. Income tax expense increased to $10.0 million in 1998 from $8.3 million in 1997 as a result of higher pre-tax earnings. As a percentage of earnings before income taxes, the provision for income taxes was 36.4% and 37.4% for 1998 and 1997, respectively.

       Net earnings. Net earnings increased 25.3% to $17.4 million in 1998 compared to $13.9 million in 1997. As a percentage of net sales, net earnings remained constant at 1.0% in 1998 and 1997.

LIQUIDITY AND CAPITAL RESOURCES

       We have historically financed our operations and growth primarily with cash flows from operations, borrowings under credit facilities, the issuance of long-term debt, operating leases, normal trade credit terms and the sale of our common stock. Despite our growth in net sales, we have reduced our working capital needs by financing our investment in inventory principally with accounts payable and outstanding checks in excess of deposits.

       Cash Flows from Operating Activities. Cash provided by operating activities was $10.8 million for the 2000 period. In the 2000 period, the primary sources of cash from operating activities were net earnings and increased levels of trade payables, partially offset by increased levels of trade receivables and inventories.

       Cash provided by operating activities was $47.0 million, $24.3 million and $24.3 million for 1999, 1998 and 1997, respectively. In 1999, the primary sources of cash from operating activities were net earnings and increased levels of trade payables and accrued expenses, partially offset by increased levels of inventories. In 1998, the primary sources of cash from operating activities were net earnings and increased levels of trade payables and accrued expenses, partially offset by increased levels of trade receivables. In 1997, the primary sources of cash from operating activities were net earnings and increased levels of trade payables, net of an increased level of trade receivables and inventories.

       Cash Flows Used by Investing Activities. Cash used by investing activities was $29.8 million for the 2000 period. Investing activities primarily include additions to and disposals of property, plant and equipment and the acquisition of businesses. Our capital expenditures, excluding acquisitions of businesses, for the 2000 period were $22.1 million. We anticipate that our total capital expenditures, excluding acquisitions, for 2000 will be approximately $25.0 million. Cash used by investing activities in the 2000 period included $8.8 million paid as a portion of the purchase price of Carroll County Foods, Inc. and payments made to the former shareholders of AFFLINK and Dixon Tom-A-Toe Companies, Inc. as a result of certain contractual obligations under the purchase agreements.

       Cash used by investing activities was $41.8 million, $47.1 million and $59.9 million for 1999, 1998 and 1997, respectively. During 1999, 1998 and 1997, we paid $18.1 million, $23.9 million and $54.6 million, respectively, for the acquisition of businesses, net of cash on hand at the acquired companies. Our total capital expenditures, excluding acquisitions of businesses, for 1999, 1998 and 1997 were $26.0 million, $26.7 million and $9.1 million, respectively. In 1999, 1998 and 1997, proceeds from the sale of property, plant and equipment totaled $1.1 million, $3.6 million and $197,000, respectively. Investing activities in 1999 also included $1.6 million from the sale of an investment. Investing activities in 1997 also included $4.2 million from insurance proceeds related to covered losses associated with one of our processing and distribution facilities.

       Cash Provided by Financing Activities. Cash provided by financing activities was $23.0 million in the 2000 period. In the 2000 period, cash flows from financing activities included an increase in outstanding checks in excess of deposits of $12.7 million, net borrowings of $15.0 million on our revolving credit facility, $3.5 million of proceeds from industrial revenue bonds issued to finance the construction of a new produce-processing facility and proceeds of $4.4 million from the exercise of stock options. In the 2000 period, cash used by financing activities included $0.6 million of principal payments on long-term debt and $11.9 million paid by us to repurchase shares of our common stock in the open market for use in connection with our employee benefit plans.

       Cash used in financing activities was $7.4 million in 1999, cash provided by financing activities was $26.7 million in 1998 and cash provided by financing activities was $33.9 million in 1997. Financing activities included net borrowings in 1999 of $13.3 million, net repayments in 1998 of $26.6 million and net borrowings in 1997 of $27.2 million under our revolving credit facility. Financing activities in 1999 also included a decrease in outstanding checks in excess of deposits of $20.1 million, principal payments on long-term debt of $9.2 million and $1.0 million distributed to the former shareholders of NorthCenter prior to its merger with one of our subsidiaries. Finally, in 1999, we received cash flows of $5.0 million from the exercise of stock options and proceeds of $4.6 million from the issuance of industrial revenue bonds to finance the construction of a new produce-processing facility. Cash flows from financing activities in 1998 included an increase in outstanding checks in excess of deposits of $10.8 million and $1.8 million from the exercise of stock options. Financing activities in 1998 also included repayment of promissory notes totaling $7.3 million, payments on long-term debt of $1.6 million, and $451,000 distributed to the former shareholders of NorthCenter. Lastly, we received proceeds of $50.0 million from the issuance of our 6.77% senior notes in May 1998.

       On March 5, 1999, we entered into an $85.0 million revolving credit facility with a group of commercial banks that replaced our existing $30.0 million credit facility. In addition, we entered into a $5.0 million working capital line of credit with the lead bank of the group. Collectively, these two facilities are referred to as the "Credit Facility." The Credit Facility expires in March 2002. Approximately $50.0 million was outstanding under the Credit Facility at September 30, 2000. The Credit Facility also allows the issuance of up to $10.0 million of standby letters of credit. At September 30, 2000, we were liable for $5.9 million of outstanding letters of credit that reduce amounts available under the Credit Facility. At September 30, 2000, we had $34.1 million available under the Credit Facility, subject to compliance with customary borrowing conditions. The Credit Facility bears interest at LIBOR plus a spread over LIBOR, which varies based on the ratio of our funded debt to total capital. At September 30, 2000, borrowings under the Credit Facility bore interest at 7.11% per annum. Additionally, the Credit Facility requires the maintenance of certain financial ratios as defined in the credit agreement.

       On March 19, 1999, one of our subsidiaries issued $9.0 million of industrial revenue bonds to finance the construction of a produce-processing facility. Approximately $8.1 million of the proceeds from these bonds had been used as of September 30, 2000, and were reflected on our condensed consolidated balance sheet as of September 30, 2000. Interest varies as determined by the remarketing agent for the bonds and was approximately 5.60% per annum at September 30, 2000. The bonds are secured by a letter of credit issued by a commercial bank and are due in March 2019.

       During the third quarter of 1999, we increased our master operating lease facility from $42.0 million to $47.0 million. This facility is being used to construct four distribution centers. Two of these distribution centers became operational in early 1999, one became operational in the second quarter of 2000, and the remaining property is scheduled to become operational in the first quarter of 2001. Under this facility, the lessor owns the distribution centers, incurs the related debt to construct the properties and thereafter leases each property to us. We have entered into leases for three of the properties and have also entered into a commitment to lease the fourth property for a period beginning upon completion of that property. All of these leases end on September 12, 2002, including extensions. Upon the expiration of the leases, we may seek to renew the leases. If we are unable to or choose not to renew the leases, we have the option of selling the properties to third parties or purchasing the properties at their original cost. If the properties are sold to third parties for less than 88% of their aggregate original cost, we are obligated, under a residual value guarantee, to pay the lessor an amount equal to the shortfall. There can be no assurance that we will be able to renew the leases or sell the properties to third parties, and we will require substantial additional financing if we are required to purchase these properties upon the expiration of the master operating lease facility. Because of the location and condition of each property, we believe that the fair value of the properties included in this facility could eliminate or substantially reduce our exposure under the residual value guarantee, although there can be no assurance that we will not be required to make payments to satisfy this guarantee. Through September 30, 2000, construction expenditures by the lessor under this facility were approximately $40.7 million.

       On June 9, 2000, we entered into a $60.0 million master operating lease facility to construct or purchase various office buildings and distribution centers. As of November 15, 2000, one distribution center had been purchased and construction of one office building had begun under this facility. Under this facility, the lessor owns the properties, incurs the related debt to construct or purchase the properties and thereafter leases each property to us. We have entered into a commitment to lease each property for a period beginning upon the completion of construction or acquisition of that property and ending on June 9, 2005. Upon the expiration of the leases, we may seek to renew the leases. If we are unable to or choose not to renew the leases, we have the option to sell the properties to third parties or purchase the properties at their original cost. If the properties are sold to third parties for less than 85% of their aggregate original cost, we are obligated, under a residual value guarantee, to pay the lessor an amount equal to the shortfall. There can be no assurance that we will be able to renew the leases or sell the properties to third parties, and we will require substantial additional financing if we are required to purchase these properties upon the expiration of the master operating lease facility. Because of the location and condition of the existing property, we believe that the anticipated fair value of the property could eliminate or substantially reduce our exposure under the residual value guarantee with respect to that property. However, there can be no assurance that we will not be required to make payments to satisfy this guarantee either with respect to the existing property or any other properties which may be constructed or purchased in the future under this facility. Through September 30, 2000, construction expenditures by the lessor under this facility were approximately $6.0 million.

       In May 1998, we issued $50.0 million of unsecured 6.77% senior notes in a private placement. These notes are due May 8, 2010. Interest is payable semi-annually. The senior notes require the maintenance of certain financial ratios as defined in the note agreements. Proceeds of the issue were used to repay amounts outstanding under our credit facilities and for general corporate purposes.

       On October 30, 2000, we signed a definitive agreement to acquire Redi-Cut, a privately-owned fresh-cut produce processor with facilities in Franklin Park, Illinois, a suburb of Chicago, and Kansas City, Missouri. Redi-Cut, which provides fresh-cut produce to national quick-service restaurants and other sectors of the "food-away-from-home" industry, had 1999 net sales of approximately $113.3 million. The total consideration for the acquisition is approximately $133.1 million, plus the assumption of approximately $7.0 million in debt. We will pay approximately $115.6 million of the purchase price in cash and the remaining approximately $17.5 million in shares of our common stock. Additionally, the purchase price is subject to a post-closing adjustment based upon a review of Redi-Cut's working capital as of the closing date. For additional information regarding Redi-Cut and the terms of the acquisition, see "Prospectus Supplement Summary-Recent Developments."

       On October 23, 2000, we filed a shelf registration statement with the SEC registering the sale of up to $300 million of debt or equity securities. This offering is being made under that shelf registration statement.

       We believe that cash flow from operations, borrowings under our credit facilities, our master operating lease facilities and proceeds from the sale of the common stock offered by this prospectus supplement will be sufficient to fund our operations and capital expenditures for at least the next 18 months. However, we will likely require additional sources of financing to the extent that we make additional acquisitions in the future.

BUSINESS COMBINATIONS

       On February 26, 1999, we completed a merger with NorthCenter, in which NorthCenter became our wholly-owned subsidiary. NorthCenter was a privately-owned foodservice distributor based in Augusta, Maine, and had 1998 net sales of approximately $98 million. The merger was accounted for as a pooling-of-interests and resulted in the issuance of approximately 850,000 shares of our common stock in exchange for all of the outstanding stock of NorthCenter. Accordingly, our consolidated financial statements for periods prior to the merger have been restated to include the accounts and results of operations of NorthCenter.

       On August 28, 1999, we acquired the common stock of Dixon, an Atlanta-based privately owned processor of fresh-cut produce. Dixon has operations in the southeastern and midwestern United States. Its operations have been combined with our subsidiary Fresh Advantage, Inc. On August 31, 1999, our subsidiary, AFI Foodservice Distributors, Inc., acquired certain net assets of State Hotel Supply Company, Inc., a privately-owned meat processor based in Newark, New Jersey. State Hotel provides Certified Angus Beef and other meats to restaurants and food retailers in New York City and the surrounding region. On December 13, 1999, our subsidiary, Virginia Foodservice Group, Inc., acquired certain net assets of Nesson Meat Sales, a privately-owned meat processor based in Norfolk, Virginia. Nesson supplies Certified Angus Beef and other meats to restaurants and other foodservice operations in the Tidewater, Virginia area. Together, Dixon, State Hotel and Nesson had 1998 net sales that contributed approximately $100 million to our operations on an annualized basis. However, there can be no assurances that this level of contribution will be sustained.

       On August 4, 2000, we acquired the common stock of Carroll County, a privately-owned, broadline foodservice distributor based in New Windsor, Maryland. Carroll County provides products and services to traditional foodservice accounts in a region that includes Baltimore, Maryland and Washington, D.C. Carroll County had 1999 net sales of approximately $45.0 million. However, we can give no assurances as to the level of future net sales by Carroll County. The aggregate consideration payable to the former shareholders of Carroll County is subject to increase in certain circumstances.

       In the 1999 period, we paid a total of approximately $15.8 million and issued a total of approximately 304,000 shares of our common stock for the acquisition of Dixon and State Hotel and to the former shareholders of AFFLINK, AFI Food Service and Virginia Foodservice, which were acquired prior to 1999, as a result of certain contractual obligations in those purchase agreements. In the 2000 period, we paid a total of approximately $8.8 million and issued a total of approximately 235,000 shares of our common stock for the acquisition of Carroll County and to the former shareholders of AFFLINK and Dixon as a result of certain contractual obligations in those purchase agreements.

       The acquisitions of Dixon, State Hotel, Nesson and Carroll County have been accounted for using the purchase method; therefore, the acquired assets and liabilities have been recorded at their estimated fair values at the dates of acquisition. The excess of the purchase price over the fair value of tangible net assets acquired in these acquisitions was approximately $28.8 million and is being amortized on a straight-line basis over estimated lives ranging from 5 to 40 years.

       On June 1, 1998, we acquired certain net assets related to the business of AFFLINK, a privately-owned marketing organization based in Tuscaloosa, Alabama. AFFLINK provides procurement and merchandising services for a variety of paper, disposable and sanitation supplies to a number of independent distributors. On July 27, 1998, we acquired certain net assets of Virginia Foodservice based in Richmond, Virginia, a division of a privately-owned foodservice distributor in which a member of our management has a minor ownership interest. Virginia Foodservice is a foodservice distributor primarily servicing traditional foodservice customers in the central Virginia market. Collectively, these companies had 1997 net sales of approximately $69 million.

       In 1998, the aggregate purchase price paid for the assets of AFFLINK and Virginia Foodservice was approximately $23.9 million. An additional $5.5 million was paid in the 1999 period to the former shareholders of Virginia Foodservice and AFFLINK and an additional $1.7 million was paid in the 2000 period to the former shareholders of AFFLINK as a result of meeting certain performance criteria under the purchase agreements. These purchases were financed with proceeds from a credit facility.

       The acquisitions of AFFLINK and Virginia Foodservice have been accounted for using the purchase method. Therefore, the acquired assets and liabilities have been recorded at their estimated fair values at the dates of acquisition. The excess of the purchase price over the fair value of tangible net assets acquired was approximately $31.1 million and is being amortized on a straight-line basis over estimated lives ranging from 5 to 40 years.

       As noted above, the consideration payable to the former owners of some of the businesses we have acquired is subject to increase in certain circumstances. We may be required to issue additional shares and make additional payments in the future to the former owners of businesses we have acquired under these and similar contractual provisions.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

       During 1998, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 133, Accounting for Derivative Instruments and Hedging Activity, which is effective for periods beginning after June 15, 1999. In May 1999, FASB issued SFAS No. 137, Deferral of the Effective Date of SFAS 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 137 delayed the effective date of SFAS No. 133 by one year. In June 2000, the FASB issued SFAS No. 138, Accounting for Certain Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No. 133. In September 2000, the FASB issued SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. We will be required to adopt the provisions of these standards with our fiscal year beginning on December 31, 2000. Management believes the effect of the adoption of these standards will be limited to financial statement presentation and disclosure and will not have a material effect on our financial condition or results of operations.

QUARTERLY RESULTS AND SEASONALITY

       Set forth below is certain summary information with respect to our operations for the most recent eleven fiscal quarters. Historically, the restaurant and foodservice business is seasonal, with lower sales in the first quarter. Consequently, we may experience lower net sales during the first quarter, depending on the timing of any acquisitions. Management believes our quarterly net sales will continue to be impacted by the seasonality of the restaurant business.

       All of the fiscal quarters set forth below had 13 weeks, except for the fourth quarter of 1998 which had 14 weeks. As a result, some of the variations reflected in the fourth quarter of 1998 may be attributed to the length of that quarter.

                                                                               2000
                                                             -----------------------------------------
                                                                 1ST            2ND            3RD
                                                               QUARTER        QUARTER        QUARTER
                                                             -----------    -----------    -----------
                                                             (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales..................................................   $579,750       $654,603       $693,137
Gross profit...............................................     77,409         86,979         93,223
Operating profit...........................................      7,564         12,388         15,139
Earnings before income taxes...............................      6,244         10,860         13,433
Net earnings...............................................      3,871          6,733          8,329
Basic net earnings per common share........................       0.28           0.49           0.60
Diluted net earnings per common share......................       0.27           0.47           0.57
Pro forma basic net earnings per common share(1)(2)........       0.28           0.49           0.60
Pro forma diluted net earnings per common share(1)(2)......       0.27           0.47           0.57

                                                   (footnotes on following page)

                                                                      1999
                                                  --------------------------------------------
                                                    1ST         2ND         3RD         4TH
                                                  QUARTER     QUARTER     QUARTER     QUARTER
                                                  --------    --------    --------    --------
                                                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales.......................................  $466,378    $501,960    $534,583    $552,677
Gross profit....................................    62,993      67,855      74,375      76,743
Operating profit................................     6,280      10,076      12,109      10,876
Earnings before income taxes....................     1,176       8,829      11,672       9,574
Net earnings....................................       651       5,430       7,236       5,934
Basic net earnings per common share.............      0.05        0.40        0.52        0.42
Diluted net earnings per common share...........      0.05        0.39        0.50        0.41
Pro forma basic net earnings per common
  share(1)(2)...................................      0.23        0.40        0.49        0.42
Pro forma diluted net earnings per common
  share(1)(2)...................................      0.22        0.39        0.47        0.41

                                                                      1998
                                                  --------------------------------------------
                                                    1ST         2ND         3RD         4TH
                                                  QUARTER     QUARTER     QUARTER     QUARTER
                                                  --------    --------    --------    --------
                                                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales.......................................  $375,170    $412,994    $445,018    $488,134
Gross profit....................................    48,365      53,688      60,577      67,607
Operating profit................................     4,978       8,194       9,349       9,070
Earnings before income taxes....................     3,992       7,174       8,422       7,787
Net earnings....................................     2,387       4,546       5,586       4,891
Basic net earnings per common share.............      0.18        0.34        0.42        0.36
Diluted net earnings per common share...........      0.17        0.33        0.40        0.35
Pro forma basic net earnings per common
  share(1)(2)...................................      0.18        0.33        0.39        0.36
Pro forma diluted net earnings per common
  share(1)(2)...................................      0.18        0.32        0.37        0.34

---------------
(1) Pro forma adjustments to net earnings per common share add back nonrecurring merger expenses and adjust income taxes as if NorthCenter, which merged with one of our subsidiaries in February 1999, were taxed as a C-corporation for income tax purposes rather than as an S-corporation prior to the merger. As an S-corporation, NorthCenter was not subject to income tax for periods prior to the merger. NorthCenter became subject to income taxes for all periods following the merger. This pro forma data does not give effect to our proposed acquisition of Redi-Cut.

(2) 1999 excludes a nonrecurring gain of $768,000 on the sale of an investment.

MARKET RISK

       Our primary market risks are related to fluctuations in interest rates and changes in commodity prices. Our primary interest rate risk is from changing interest rates related to our long-term debt. We currently manage this risk through a combination of fixed and floating rates on these obligations. For fixed-rate debt, interest rate changes affect the fair market value of the debt but do not impact earnings or cash flows. For floating-rate debt, interest rate changes generally do not affect the fair market value of the debt but impact earnings and cash flows, assuming other facts remain constant. As of September 30, 2000, our total debt consisted of fixed and floating rate debt of $50.0 million and $61.1 million, respectively. Substantially all of our floating rate debt is based on LIBOR.

       From time to time, we use forward swap contracts for hedging purposes to reduce the effect of changing fuel prices. These contracts are recorded using hedge accounting. Under hedge accounting, the gain or loss on the hedge is deferred and recorded as a component of the underlying expense. As of September 30, 2000, we had no outstanding forward swap contracts.

                                    BUSINESS

       Performance Food Group is the nation's fourth largest broadline foodservice distributor based on 1999 net sales of $2.1 billion. We market and distribute over 25,000 national and proprietary brand food and non-food products to approximately 27,000 customers in the foodservice or "food-away-from-home" industry. Our extensive product line and distribution system allow us to service both of the major customer types in the foodservice industry: "street" foodservice customers, which include independent restaurants, hotels, cafeterias, schools, healthcare facilities and other institutional customers; and multi-unit, or "chain," customers, which include regional and national quick-service and casual-dining restaurants.

       We service our customers through three main operating segments:

       - Broadline. Our broadline distribution segment markets and distributes more than 25,000 national and proprietary brand food and non-food products to a total of approximately 27,000 customers, including street customers and certain corporate-owned and franchisee locations of chains such as Burger King, Wendy's, Subway, Church's and Popeye's. In the broadline distribution segment, we design our product mix, distribution routes and delivery schedules to accommodate the needs of a large number of customers whose individual purchases vary in size. Generally, broadline distribution customers are located no more than 250 miles away from one of our 12 broadline distribution facilities, which serve customers in the southern, southeastern, eastern and northeastern United States. Our broadline distribution segment net sales represented approximately 55.7% of our consolidated net sales in 1999, and grew at a compound annual rate of 30.3% from 1995 through 1999.

       - Customized. Our customized distribution segment focuses on serving casual-dining chain restaurants such as Cracker Barrel Old Country Store, Outback Steakhouse and TGI Friday's. We believe that these customers generally prefer a centralized point of contact that facilitates item and menu changes, tailored distribution routing and customer service resolution. We generally can service these customers more efficiently than our broadline distribution customers by warehousing only those stock keeping units, or SKUs, specific to customized segment customers and by making larger, more consistent deliveries. We have five customized distribution facilities currently serving customers in 49 states and several foreign countries. Our customized distribution segment net sales represented approximately 40.1% of our consolidated net sales in 1999, and grew at a compound annual rate of 28.6% from 1995 through 1999.

       - Fresh-cut. Our fresh-cut segment purchases, processes, packages and distributes over 150 fresh produce offerings under our "Fresh Advantage" label. Our fresh-cut operations are conducted at four processing facilities, and our fresh-cut products are sold mainly to third-party distributors for resale primarily to quick-service restaurants such as Burger King, KFC, McDonald's, Pizza Hut, Taco Bell and Subway located in the southeastern, southwestern and, to a limited extent, midwestern United States. We will add two fresh-cut processing facilities upon consummation of our pending acquisition of Redi-Cut. Over the past three years, the operating profit margin, which we define as operating profit as a percentage of net sales, of our fresh-cut segment has been higher than those of our broadline and customized segments. For example, in 1999, our fresh-cut segment had a 5.8% operating profit margin, compared to operating profit margins of 2.6% for our broadline distribution segment and 1.1% for our customized distribution segment. Net sales of our fresh-cut segment accounted for about 4.2% of our consolidated net sales in 1999, and grew at a compound annual rate of 20.5% from 1995 through 1999.

       We believe that, over the last several years, we have experienced significantly greater growth rates than the U.S. foodservice industry as a whole, both through internal growth and through an active acquisition program. From 1995 through 1999, we grew our net sales from $739.7 million to $2.1 billion, representing a compound annual growth rate of 29.1%. By contrast, according to data compiled by a foodservice industry publication, the total net sales of the U.S. foodservice distribution industry were $129 billion in 1995 and $154 billion in 1999, representing a compound annual growth rate of 4.5%.

INDUSTRY OVERVIEW

       The foodservice distribution business involves the purchasing, warehousing, marketing and transportation of meats, poultry, refrigerated products, frozen foods, dairy products, beverages and other food and non-food items from manufacturers to a broad range of enterprises, including restaurants, cafeterias, nursing homes, hospitals, other healthcare facilities and schools. According to data compiled by a foodservice industry publication, the total net sales for the U.S. foodservice distribution industry were approximately $154 billion in 1999, and grew at a compound annual rate of approximately 4.5% from 1995 through 1999.

       The U.S. consumer food industry, which includes "food-at-home" and "food-away-from-home" purchases, recorded net sales of approximately $760 billion in 1999 according to data compiled by an industry market research firm. Within the consumer food industry, we believe that a shift has occurred from the consumption of "food-at-home" to the purchase of "food-away-from-home," driven by demographic, economic and lifestyle trends. According to data compiled by an industry market research firm, from 1972 through 1999, consumer purchases of "food-at-home" in the U.S. grew at a compound annual rate of approximately 5.7%, while consumer purchases of "food-away-from-home" in the U.S. grew at a compound annual rate of approximately 7.5%. Likewise, this data indicates that consumer purchases of "food-away-from-home" grew from approximately 37.3% of total consumer food purchases in the U.S. in 1972 to approximately 48.6% in 1999. We believe the trends that have fueled the demand for "food-away-from-home" have included the increase in the percentage of women in the workforce, growth in dual-income and single-parent households, increased affluence of the aging baby-boomer generation and consumer demand for convenience.

       While the foodservice distribution industry is large and includes a limited number of large distributors that have a significant market presence nationwide or in one or two regions, we believe, based on data compiled by a foodservice industry publication, that the industry remains fragmented, with an estimated 2,850 companies in operation as of October 2000. We believe that many of these companies are relatively small, privately-owned enterprises supplying a limited range of products within local or regional markets. We believe that the trend in the foodservice distribution industry has been toward consolidation of small regional and local distributors through acquisition by larger distributors. For example, according to data compiled by a foodservice industry publication, the total net sales of the ten largest broadline distributors in 1999 together accounted for approximately 26.7% of the total net sales for the U.S. foodservice distribution industry as a whole, compared to just 11.9% in 1985. We anticipate further consolidation as larger distributors continue to pursue acquisitions in an effort to achieve economies of scale such as increased buying power, increased efficiency of their distribution networks, increased ability to leverage investments in information technology and elimination of duplicative overhead expenses.

       We believe that another avenue for growth in the foodservice distribution industry is through the development and marketing of a specific foodservice specialty. For example, we believe that the trend towards health-conscious eating habits has resulted in the increased popularity of salad and fresh vegetable offerings in quick-service and other chain restaurants. This increased popularity has generated demand for fresh-cut produce. In addition, we believe that a number of restaurants are seeking ways to increase product quality while reducing labor costs. Technological innovations in the processing and packaging of fresh-cut produce have enabled specialty produce processors to extend the shelf life of their products while offering convenience and costs savings to their customers.

GROWTH STRATEGIES

       Our business strategy is to grow our foodservice business through both internal growth and acquisitions, and to improve our operating profit margin. We believe that we have the resources and competitive advantages to continue our internal growth and that we are well-positioned to take advantage of the consolidation that is taking place in our industry.

       Our key growth strategies are as follows:

       Increase Broadline Sales to Existing Accounts and Within Existing Markets. We seek to become a principal supplier for more of our broadline distribution customers and to increase sales per delivery to those customers. We believe that a higher penetration of our existing broadline distribution accounts and markets will allow us to strengthen our relationships with our current customers and to realize economies of scale driven by greater utilization of our existing distribution infrastructure.

       We believe that we can increase our penetration of the broadline distribution customer base through focused sales efforts that leverage our decentralized decision-making process, our distribution infrastructure and our quality products and value-added services. We also believe that the typical broadline customer in our markets uses one supplier for the majority of its foodservice needs, but also relies upon a limited number of additional broadline suppliers and specialty food suppliers. We believe those customers within our existing markets for whom we are not the principal supplier represent an additional market opportunity for us.

       We seek to maintain our price competitiveness in the broadline distribution segment by investing in technology aimed at enhancing our purchasing leverage. We are currently implementing a program to standardize product descriptions across our broadline information systems, which is intended to allow us to enhance coordination of our buying activity and enable us to improve our purchasing power. In addition, we are continuing to invest in technology to provide our sales force with better information with which to assist broadline customers and grow sales.

       Increase Sales to Street Customers. Within our broadline segment, we plan to focus on increasing sales to street customers, which typically generate higher operating margins than our sales to chain accounts. We plan to increase our penetration of the street customer base by leveraging our broad range of products and value-added services and by continuing to invest in enhancing the quality of our sales force through improvements in our hiring and training efforts and in our utilization of technology. Our training programs and sales compensation system are designed to encourage our sales force to grow sales to new and existing street customers.

       Increase Sales of Proprietary Brands. We seek to increase sales of our proprietary brands, which typically generate higher margins than national brands. We believe that our proprietary brands, which include Pocahontas, Raffinato and Colonial Tradition, offer customers greater value than national brands, and also allow us to reduce our purchasing cost compared to the higher purchase prices typically associated with national brands. We also seek to increase our sales of proprietary brands through our sales force training program and sales compensation system.

       Grow Our Customized Segment with Existing and Selected New Customers. We seek to strengthen our existing customized distribution relationships by continuing to provide quality products at competitive prices and by upgrading our level of service through initiatives, such as electronic data transfer of ordering, billing and inventory information, which help ensure on-time delivery and more accurate filling of orders. We also seek to selectively add new customers within the customized distribution segment. We believe that potential customers include large chains that have traditionally relied on in-house distribution networks and customers that are dissatisfied with their existing distributor relationships, as well as new or growing restaurant chains that have yet to establish a relationship with a primary chain foodservice distributor.

       Become a Nationwide Leader in Fresh-cut Produce. We believe that our pending acquisition of Redi-Cut represents an important step in the implementation of our strategy to become a leading national foodservice processor of fresh-cut produce. We intend to develop a national presence in the fresh-cut produce segment by continuing to introduce innovative products, such as our machine-processed diced and sliced tomato products, leveraging our core products and building our customer base by capitalizing on our expertise in food safety and preservation.

       Increase Operating Efficiencies. We seek to increase our operating efficiencies by continuing to invest in training- and technology-related initiatives to provide increased productivity and value-added services. These productivity-related initiatives include automated warehouse management systems using radio frequency scanning for inventory put-away and selection and computerized truck routing systems. In addition, we have developed and are rolling out an Internet-based ordering system that allows customers to have real-time access to product information, inventory levels and their purchasing history.

       Actively Pursue Strategic Acquisitions. Over the past decade, we have supplemented our internal growth through selective, strategic acquisitions. We believe that the consolidation trends in the foodservice distribution industry will continue to present acquisition opportunities for us, and we intend to continue to target acquisitions both in geographic markets that we already serve, which we refer to as fold-in acquisitions, as well as in new markets. We believe that fold-in acquisitions can allow us to increase the efficiency of our operations by leveraging our fixed costs and driving more sales through our existing facilities. New market acquisitions expand our geographic reach into markets we do not currently serve, and can also allow us to leverage fixed costs.

CUSTOMERS AND MARKETING

       We believe that foodservice customers select a distributor based on timely and accurate delivery of orders, consistent product quality, value-added services and price. Value-added services include assistance in managing inventories, planning menus and controlling costs through, among other means, increased computer communications and more efficient deliveries. In addition, we believe that some of our larger street and chain customers gain operational efficiencies by dealing with one, or a limited number of, foodservice distributors.

       Street Customers. Our street customers include independent restaurants, hotels, cafeterias, schools, healthcare facilities and other institutional customers. We seek to increase our sales to street customers because, despite the generally higher sales and delivery costs we incur in servicing these customers, sales to street customers typically generate higher operating profit margins than sales to chain customers. As of September 30, 2000, we supported our sales to our street customers with more than 680 sales and marketing representatives and product specialists. Our sales representatives service customers in person or by telephone, accepting and processing orders, reviewing account balances, disseminating new product information and providing business assistance and advice where appropriate. Sales representatives are generally compensated through a combination of commission and salary based on several factors relating to profitability and collections. These representatives typically use laptop computers to assist customers by entering orders, checking product availability, and pricing and developing menu planning ideas on a real-time basis.

       Chain Customers. Our principal chain customers generally are franchisees or corporate-owned units of family-dining, casual-theme and quick-service restaurants. These customers include casual-dining restaurant concepts, such as Cracker Barrel Old Country Store, Outback Steakhouse and TGI Friday's, as well as a total of approximately 3,300 Burger King, Wendy's, Subway, KFC, Dairy Queen, Popeye's and Church's quick-service restaurants. Our sales programs to chain customers tend to be tailored to the individual customer and include a more specialized product offering than the sales programs for our street customers. Sales to chain customers are typically high volume, low gross margin sales which require fewer, but larger, deliveries than those to street customers. These programs offer operational and cost efficiencies for both the customer and us, which can help compensate us for the lower gross margins. Our chain customers are supported primarily by dedicated account representatives who are responsible for ensuring that customers' orders are properly entered and filled. In addition, more senior members of management assist in identifying potential new chain customers and managing long-term account relationships. Two of our chain customers, Cracker Barrel and Outback, account for a significant portion of our consolidated net sales. Net sales to Cracker Barrel accounted for 16.3% of our consolidated net sales for the nine months ended September 30, 2000, and 17.3%, 18.0% and 20.5% of our consolidated net sales for 1999, 1998 and 1997, respectively. Net sales to Outback accounted for 16.6% of our consolidated net sales for the nine months ended September 30, 2000, and 15.6%, 15.2% and 14.7% of our consolidated net sales for 1999,

1998 and 1997, respectively. No other chain customer accounted for more than 6.5% of our consolidated net sales in 1999.

       Fresh-cut Customers. Our fresh-cut business provides processed produce, including salads, sandwich lettuce and cut tomatoes, mainly to distributors for resale to quick-service restaurants and other institutional accounts. We seek to develop innovative products and processing techniques to reduce costs, improve product quality and reduce price. Our customers for our fresh-cut products are primarily other foodservice distributors who resell these products to a total of more than 12,000 McDonald's, Taco Bell, Burger King, Pizza Hut, Subway and KFC restaurants. Redi-Cut sells fresh-cut products to third-party distributors for resale to quick-service restaurants, including McDonald's, KFC, Taco Bell, Pizza Hut and Burger King, and also services several food product manufacturers such as Hormel and McCormick as well as food retailers such as Jewel-Osco, a division of Albertson's, and Dominick's, a division of Safeway.

PRODUCTS AND SERVICES

       We distribute more than 25,000 national and proprietary brand food and non-food products to a total of approximately 27,000 foodservice customers. These items include a broad selection of "center-of-the-plate" entrees, canned and dry groceries, frozen foods, refrigerated and dairy products, paper products and cleaning supplies, fresh-cut produce, restaurant equipment and other supplies. We also provide our customers with other value-added services which are described below.

       Proprietary Brands. We offer customers an extensive line of products under various proprietary brands such as Pocahontas, Healthy USA, Premium Recipe, Colonial Tradition, Raffinato, Gourmet Table, Brilliance and AFFLAB. The Pocahontas brand name has been recognized in the food industry for over 100 years. Products offered under our various proprietary brands include canned and dry groceries, table-top sauces, shortenings and oils, among others. Our proprietary brands enable us to offer customers an alternative to comparable national brands across a wide range of products and price points. For example, the Raffinato brand consists of a line of premium pastas, cheeses, tomato products, sauces and oils tailored for the Italian foods market segment, while our Healthy USA brand is tailored to meet the needs of the health conscious market segment. We seek to increase the sales of our proprietary brands, as they typically carry higher margins than comparable national brand products. We also believe that sales of our proprietary brands can help to promote customer loyalty.

       National Brands. We offer our customers a broad selection of national brand products. We believe that national brands are attractive to chain accounts and other customers seeking consistent product quality throughout their operations. We believe that distributing national brands has strengthened our relationship with many national suppliers that provide us with important sales and marketing support. These sales complement sales of our proprietary brand products.

       Innovative Products. We believe that the ability to provide quality products with an acceptable shelf life is key to the success of our fresh-cut produce business. We offer fresh-cut products, such as pre-cut lettuce, onions and green peppers, cole slaw, and diced, sliced and bulk tomatoes, that we purchase, process and market under the Fresh Advantage label. As quick-service restaurants seek to increase their profitability by reducing reliance on labor-intensive tasks conducted on-site, we believe that there is an opportunity for us to capture market share by introducing innovative products. For example, we believe that sliced tomatoes are one of the few remaining produce items to still be processed on-site in quick-service restaurants. We believe that sliced tomatoes, when individually sliced by quick-service restaurant employees, are generally characterized by inconsistent slice thickness, relatively high waste and increased food-safety risk. To help resolve this problem, we have developed equipment that allows us to process sliced tomatoes with consistently high quality and to sell them at a price which we believe can allow quick-service restaurants to realize savings when compared to the total costs of procurement and on-site processing. Redi-Cut is also known for its track record of introducing innovative products such as pre-cut fruit.

       Value-added Services. We provide customers with other value-added services in the form of assistance in managing inventories, menu planning and improving efficiency. As described below, we also provide procurement and merchandising services to approximately 170 independent foodservice distributors and over 300 independent paper and janitorial supply distributors, as well as to our own distribution network. These procurement and merchandising services include negotiating vendor supply agreements and quality assurance related to our proprietary and national brand products.

       The following table sets forth the percentage of our consolidated net sales by product and service category in 1999:

                                                              PERCENTAGE OF
                                                                NET SALES
                                                                FOR 1999
                                                              -------------
Center-of-the-plate.........................................        29%
Canned and dry groceries....................................        22
Frozen foods................................................        17
Refrigerated and dairy products.............................        13
Paper products and cleaning supplies........................         7
Fresh-cut produce...........................................         6
Other produce...............................................         2
Equipment and supplies......................................         2
Vending.....................................................         1
Procurement, merchandising and other services...............         1
                                                                   ---
          Total.............................................       100%
                                                                   ===

In 1999, fresh-cut produce represented 100% of Redi-Cut's combined net sales.

INFORMATION SYSTEMS

       In our broadline distribution operations, we manage the ordering, receiving, warehousing and delivery of over 25,000 products though our Foodstar(R) software, which allows our customers to electronically place orders with us and permits us to record sales, billing, and inventory information. The software also aids in the timely and accurate financial reporting by our subsidiaries to our corporate headquarters. Software development and maintenance on this platform is managed on a centralized basis by our corporate information technology staff. This platform is being enhanced to provide standardized product descriptions to facilitate leveraging our purchasing volume across our distribution network. In addition, we are implementing an automated warehouse management system which uses radio frequency scanning to track products within our distribution centers. This technology is intended to enhance productivity by reducing errors in inventory put-away and selection. We have also implemented truck routing software to optimize the distribution routes traveled by our trucks in order to reduce excess mileage and improve the timeliness of customer deliveries. Lastly, we have developed and are rolling out an Internet-based ordering system which allows customers to have real-time access to product information, inventory levels and their purchasing history.

       In our customized distribution segment, we use a similar software platform which has been customized to manage large, national accounts. This system, which is managed centrally at our customized distribution headquarters, provides product information across our customized distribution network and facilitates item and menu changes by customers. We have also implemented automated warehouse management systems and truck routing systems at all of our customized distribution locations. Our customized distribution customers also utilize our computer-to-computer ordering system, PFG Connection, to place orders.

SUPPLIERS AND PURCHASING

       We procure our products from independent suppliers, food brokers and merchandisers, including our wholly owned subsidiary, Pocahontas Foods. Pocahontas procures both nationally branded items as well as items marketed under our proprietary brands. Independent suppliers include large national and regional food manufacturers and consumer products companies, meatpackers and produce shippers. We seek to enhance our purchasing power through volume purchasing. Although each of our subsidiaries generally is responsible for placing its own orders and can select the products that appeal to its own customers, we encourage each subsidiary to participate in company-wide purchasing programs, which enable it to take advantage of our consolidated purchasing power. We were not dependent on a single source for any significant item and no third-party supplier represented more than 4% of our total product purchases during our 1999 fiscal year.

       Pocahontas selects foodservice products for our Pocahontas, Healthy USA, Premium Recipe, Colonial Tradition, Raffinato, Gourmet Table, Brilliance and AFFLAB brands and markets these brands, as well as nationally branded foodservice products, through our own distribution operations and to approximately 170 independent foodservice distributors nationwide. For our services, we receive marketing fees paid by vendors. More than 17,000 of the products sold through Pocahontas are sold under our proprietary brands. Approximately 550 vendors, located throughout the United States, supply products through the Pocahontas distribution network. Because Pocahontas negotiates purchase agreements on behalf of its independent distributors as a group, the distributors that utilize the Pocahontas procurement and merchandising group can enhance their purchasing power.

       Our fresh-cut segment, as well as Redi-Cut, purchases produce from several of the nation's leading produce growers in various locations, depending on the season. Our fresh-cut segment and Redi-Cut often enter into short-term contracts to purchase raw materials to help reduce supply risk and manage exposure to fluctuations in costs.

OPERATIONS

       Our subsidiaries have substantial autonomy in their operations, subject to overall corporate management controls and guidance. Our corporate management provides centralized direction in the areas of strategic planning, general and financial management, sales and merchandising. Individual marketing efforts are undertaken at the subsidiary level and most of our name recognition in the foodservice business is based on the tradenames of our individual subsidiaries. In addition, we have begun to associate these local identities with the Performance Food Group name. Each subsidiary has primary responsibility for its own human resources, governmental compliance programs, accounting, billing and collection. Financial information reported by our subsidiaries is consolidated and reviewed by our corporate management.

       Distribution operations are conducted out of 21 distribution centers and fresh-cut processing plants located in California, Florida, Georgia, Kansas, Louisiana, Maine, Maryland, New Jersey, North Carolina, Tennessee, Texas and Virginia. Customer orders are assembled in our distribution facilities and then sorted, placed on pallets, and loaded onto trucks and trailers in delivery sequence. Deliveries covering long distances are made in large tractor-trailers that we generally lease. Deliveries within shorter distances are made in trucks that we either own or lease. We service some of our larger chain customers using dedicated trucks due to the relatively large and consistent deliveries and the geographic distribution of these customers. The trucks and delivery trailers we use have separate temperature-controlled compartments. We utilize a computer system to design efficient route sequences for the delivery of our products.

       The following table summarizes certain information for our principal operating divisions and for Redi-Cut:

                                                                    APPROX.
                                                                   NUMBER OF
                                                                   CUSTOMER
                                                                   LOCATIONS
                                                    LOCATION OF    CURRENTLY
NAME OF SUBSIDIARY/DIVISION  PRINCIPAL REGION(S)    FACILITIES      SERVED         MAJOR CUSTOMERS
---------------------------  -------------------  ---------------  ---------   -----------------------
BROADLINE DISTRIBUTION:
  AFI Food Service           New Jersey and New   Elizabeth, NJ       2,200    Restaurants, healthcare
     Distributors            York City                                         facilities and schools
                             metropolitan area

  AFFLINK                    Nationwide           Tuscaloosa, AL        340    Independent paper
                                                                               distributors

  Caro Foods                 South                Houma, LA           1,600    Wendy's, Popeye's,
                                                                               Church's and other
                                                                               restaurants, healthcare
                                                                               facilities and schools

  Carroll County Foods       Baltimore, MD and    New Windsor, MD     1,300    Restaurants, healthcare
                             Washington, D.C.                                  facilities and schools
                             area

  PFG-Florida                Florida              Tampa, FL           1,800    Restaurants, healthcare
                                                                               facilities and schools

  PFG-Hale                   Tennessee, Virginia  Morristown, TN      1,000    Restaurants, healthcare
                             and Kentucky                                      facilities, and schools

  PFG-Lester Broadline       South                Lebanon, TN         2,000    Wendy's and other
                                                                               restaurants, healthcare
                                                                               facilities and schools

  PFG-Milton's               South and Southeast  Atlanta, GA         5,000    Subway, Zaxby's and
                                                                               other restaurants,
                                                                               healthcare facilities
                                                                               and schools

  NorthCenter                Maine                Augusta, ME         3,000    Restaurants, healthcare
                                                                               facilities and schools

  Performance Food Group of  South and Southwest  Temple, TX          5,100    Popeye's, Church's
     Texas                                        Victoria, TX                 Subway, KFC, Dairy
                                                                               Queen, Burger King and
                                                                               other restaurants,
                                                                               healthcare facilities
                                                                               and schools

  Pocahontas Foods, USA      Nationwide           Richmond, VA          170    Independent foodservice
                                                                               distributors and
                                                                               vendors

  PFG-Powell                 Georgia, Florida     Thomasville, GA     2,500    Restaurants, healthcare
                             and Alabama                                       facilities and schools

  Virginia Foodservice       Virginia             Richmond, VA        1,000    Texas Steakhouse and
     Group                                                                     other restaurants and
                                                                               healthcare facilities

                                                                    APPROX.
                                                                   NUMBER OF
                                                                   CUSTOMER
                                                                   LOCATIONS
                                                    LOCATION OF    CURRENTLY
NAME OF SUBSIDIARY/DIVISION  PRINCIPAL REGION(S)    FACILITIES      SERVED         MAJOR CUSTOMERS
---------------------------  -------------------  ---------------  ---------   -----------------------
CUSTOMIZED DISTRIBUTION:
  PFG Customized             Nationwide           Lebanon, TN         1,800    Cracker Barrel, Outback
     Distribution                                 Gainesville, FL              Steakhouse, TGI
                                                  McKinney, TX                 Friday's and other
                                                  Belcamp, MD                  restaurants
                                                  Bakersfield, CA
FRESH-CUT PRODUCE:

  Fresh Advantage            Southeast,           Kansas City, KS        40    Distributors who resell
                             Southwest and, to a  Raleigh, NC                  our products primarily
                             limited extent,      Grand Prairie,               to approximately 12,000
                             Midwest              TX Carrollton,               chain restaurant
                                                  GA                           locations, including
                                                                               Burger King, KFC,
                                                                               McDonald's, Pizza Hut,
                                                                               Taco Bell and Subway

  Redi-Cut                   Midwest              Franklin Park,        170    Distributors, who
                                                  IL Kansas City,              resell products
                                                  MO                           primarily to
                                                                               approximately 8,600
                                                                               chain restaurant
                                                                               locations, including
                                                                               Burger King, KFC,
                                                                               McDonald's, Pizza Hut
                                                                               and Taco Bell, and
                                                                               other foodservice and
                                                                               retail customers

COMPETITION

       The foodservice distribution industry is highly competitive. We compete with numerous smaller distributors on a local level, as well as with a limited number of national foodservice distributors. Some of these distributors have substantially greater financial and other resources than we do. Bidding for contracts or arrangements with customers, particularly chain and other large customers, is highly competitive and distributors may market their services to a particular customer over a long period of time before they are invited to bid. In the fresh-cut produce area of our business, competition comes mainly from smaller processors, although we encounter intense competition from larger national and regional processors when selling produce to chain restaurants. We believe that most purchasing decisions in the foodservice business are based on the distributor's ability to completely and accurately fill orders and to provide timely deliveries, on the quality of the product, and on price. Our failure to compete successfully could have a material adverse effect on our business, operating results and financial condition.

REGULATION

       Our operations are subject to regulation by state and local health departments, the U.S. Department of Agriculture and the Food and Drug Administration, which generally impose standards for product quality and sanitation. Our facilities are generally inspected at least annually by state and/or federal authorities. In addition, we are subject to regulation by the Environmental Protection Agency with respect to the disposal of waste water and the handling of chemicals used in cleaning.

       Our relationship with our fresh food suppliers with respect to the grading and commercial acceptance of product shipments is governed by the Federal Produce and Agricultural Commodities Act, which specifies standards for sale, shipment, inspection and rejection of agricultural products. We are also subject to regulation by state authorities for accuracy of our weighing and measuring devices.

       Some of our distribution facilities have underground and above-ground storage tanks for diesel fuel and other petroleum products which are subject to laws regulating such storage tanks. These laws have not had a material adverse effect on our results of operations or financial condition.

       Our trucking operations are regulated by the Surface Transportation Board and the Federal Highway Administration. In addition, interstate motor carrier operations are subject to safety requirements prescribed by the U.S. Department of Transportation and other relevant federal and state agencies. Such matters as weight and dimension of equipment are also subject to federal and state regulations. Management believes that we are in substantial compliance with applicable regulatory requirements relating to our motor carrier operations. Our failure to comply with the applicable motor carrier regulations could result in substantial fines or revocation of our operating permits.

INTELLECTUAL PROPERTY

       Except for the Pocahontas and Fresh Advantage tradenames, we do not own or have the right to use any patent, trademark, tradename, license, franchise or concession, the loss of which would have a material adverse effect on our results of operations or financial condition.

       In connection with our fresh-cut processing, we rely heavily on certain proprietary machinery and processes which are used to prepare some of our products. Although we believe that the cost and complexity of our machinery has been and will continue to be a barrier to entry to other potential competitors in the fresh-cut segment, we have not protected the machinery or processes through patents or other methods. As a result, some of our existing or potential competitors could develop similar machinery or processes. If this occurred, it could substantially increase competition in the fresh-cut segment, thereby reducing prices and materially adversely affecting our results of operations in this segment.

LEGAL PROCEEDINGS

       In April 1999, Maxwell Chase Technologies, LLC filed suit against our Fresh Advantage subsidiary. The lawsuit alleges, among other things, patent infringement and theft of trade secrets in the development and use of packaging materials used in our fresh-cut produce operations. Maxwell seeks to recover compensatory and other damages, as well as lost profits. We are vigorously defending this action and have filed a counterclaim against Maxwell. We believe that Maxwell's allegations are without merit and that it is unlikely the outcome will have a material adverse effect on us. However, there can be no assurance that this matter, if decided unfavorably for us, will not have a material adverse effect on our results of operations.

       In addition to the matter described above, we are also involved in other legal proceedings and litigation arising in the ordinary course of business. In the opinion of management, the outcome of the other proceedings and litigation currently pending will not have a material adverse effect on our results of operations. Please review "Risk Factors -- Product liability claims could have an adverse effect on our business" for information about a lawsuit involving Redi-Cut.

EMPLOYEES

       As of September 30, 2000, we had approximately 4,820 full-time employees, including approximately 1,500 in management, administration, marketing and sales and the remainder in operations. As of September 30, 2000, approximately 100 of our employees were represented by a union or a collective bargaining unit. We have entered into two collective bargaining agreements with respect to our unionized employees. Agreements with respect to 80 and 20 of our union employees expire in June 2001 and December 2003, respectively. We consider our employee relations to be satisfactory.

       As of September 30, 2000, Redi-Cut had approximately 770 full-time employees, including 25 in management, marketing and sales and the remainder in operations. As of September 30, 2000, approximately 510 of Redi-Cut's employees were represented by a union or a collection bargaining unit. Redi-Cut has entered into three collective bargaining and similar agreements with respect to its unionized employees. Agreements with respect to 478, 4 and 28 of its unionized employees expire in October 2002, April 2003 and November 2003, respectively.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

       The following table sets forth certain information concerning our directors and executive officers as of November 20, 2000:

NAME                                              AGE                      POSITION
----                                              ---                      --------
Robert C. Sledd.................................  47    Chairman, Chief Executive Officer and Director
C. Michael Gray.................................  50    President, Chief Operating Officer and Director
Roger L. Boeve..................................  62    Executive Vice President and Chief Financial
                                                        Officer
Thomas Hoffman..................................  61    Senior Vice President
John D. Austin..................................  39    Corporate Treasurer and Secretary
John R. Crown...................................  54    Broadline Regional President
Joseph Paterak..................................  49    Broadline Regional President
Charles E. Adair(1)(2)..........................  52    Director
Fred C. Goad, Jr.(1)(2).........................  60    Director
Timothy M. Graven(1)(2).........................  49    Director
H. Allen Ryan...................................  58    Director
John E. Stokely(1)(2)...........................  48    Director

---------------
(1) Member of the Audit Committee of the Board of Directors.

(2) Member of the Compensation Committee of the Board of Directors.

       Robert C. Sledd has served as Chairman of the Board of Directors since February 1995 and has served as Chief Executive Officer and a director of Performance Food Group since 1987. Mr. Sledd served as President of Performance Food Group from 1987 to February 1995. Mr. Sledd has served as a director of Taylor & Sledd Industries, Inc., a predecessor of Performance Food Group, since 1974, and served as President and Chief Executive Officer of that company from 1984 to 1987. Mr. Sledd also serves as a director of SCP Pool Corporation, a supplier of swimming pool supplies and related products.

       C. Michael Gray has served as President and Chief Operating Officer of Performance Food Group since February 1995 and has served as a director of Performance Food Group since 1992. Mr. Gray served as President of Pocahontas Foods USA, Inc., a wholly-owned subsidiary of Performance Food Group, from 1981 to 1995. Mr. Gray had been employed by Pocahontas since 1975, serving as Marketing Manager and Vice President of Marketing. Prior to joining Pocahontas, Mr. Gray was employed by the Kroger Company as a produce buyer.

       Roger L. Boeve has served as Executive Vice President and Chief Financial Officer of Performance Food Group since 1988. Prior to that, Mr. Boeve served as Executive Vice President and Chief Financial Officer for The Murray Ohio Manufacturing Company and as Corporate Vice President and Treasurer for Bausch and Lomb. Mr. Boeve is a certified public accountant.

       Thomas Hoffman has served as Senior Vice President of Performance Food Group since February 1995. Mr. Hoffman has also served as President of Kenneth
O. Lester Company, Inc., a wholly owned subsidiary of Performance Food Group, since 1989. Prior to joining Performance Food Group in 1989, Mr. Hoffman served in executive capacities at Booth Fisheries Corporation, a subsidiary of Sara Lee Corporation, as well as C.F.S. Continental, Miami and International Foodservice, Miami, two foodservice distributors.

       John D. Austin has served as Secretary of Performance Food Group since March 2000 and as Corporate Treasurer of Performance Food Group since 1998. Mr. Austin served as Corporate Controller of Performance Food Group from 1995 to 1998. From 1991 to 1995, Mr. Austin was Assistant Controller for General Medical Corporation. Prior to that, Mr. Austin was an accountant with Deloitte & Touche LLP. Mr. Austin is a certified public accountant.

       John R. Crown has served as Broadline Regional President of Performance Food Group since January 1999. Mr. Crown served as Vice President, Business Development of Performance Food Group from January 1997 to January 1999. From 1987 to 1996, Mr. Crown served as President of Burris Retail Food Systems, a subsidiary of Burris Foods, Inc., and as Executive Vice President and General Manager of Institution Food House. Mr. Crown is immediate past Chairman of the National Frozen Food Association and a member of the board of Food Distributors International, two food industry trade associations.

       Joseph Paterak has served as Broadline Regional President of Performance Food Group since January 1999. Mr. Paterak served as Vice President of Performance Food Group from October 1998 to January 1999. From 1993 to September 1998, Mr. Paterak served as Market President of Alliant Foodservice, Inc.

       Charles E. Adair has served as a director of Performance Food Group since August 1993. Since 1993, Mr. Adair has been a partner in Cordova Ventures, a venture capital management company. Mr. Adair is also the Chairman and founder of Adair & Associates, Inc., a consulting and private investment firm founded in 1993. Mr. Adair was employed by Durr-Fillauer Medical, Inc., a distributor of pharmaceuticals and other medical products, from 1973 to 1992, serving as Executive Vice President from 1978 to 1981, as President and Chief Operating Officer from 1981 to 1992, and as a director from 1976 to 1992. In addition, Mr. Adair serves as a director of Tech Data Corporation, a distributor of microcomputers and related hardware and software products. Mr. Adair is a certified public accountant.

       Fred C. Goad, Jr. has served as a director of Performance Food Group since July 1993. Since June 1996, Mr. Goad has served as Co-Chief Executive Officer and a director of ENVOY Corporation, a provider of electronic transaction processing services for the health care industry. From June 1996 through March 1999, Mr. Goad served as Chairman of ENVOY. From 1985 to June 1996, Mr. Goad served as President and Chief Executive Officer and as a director of ENVOY.

       Timothy M. Graven has served as a director of Performance Food Group since August 1993. Mr. Graven is the Managing Partner and co-founder of Triad Investment Company, LLC, a private investment firm founded in 1995. Mr. Graven previously served as President and Chief Operating Officer of Steel Technologies, Inc. of Louisville, Kentucky, a steel processing company, from March 1990 to November 1994, as its Executive Vice President and Chief Financial Officer from May 1985 to March 1990 and as a director from 1982 to 1994. Mr. Graven is also a certified public accountant.

       H. Allen Ryan has served as a director of Performance Food Group since May 2000. Mr. Ryan served as President of NorthCenter Foodservice Corporation from 1982 to April 2000. Mr. Ryan is past Chairman of Nugget Distributors, Inc., a foodservice buying group, and the International Foodservice Distributors Association. Mr. Ryan also serves on the Board of Directors of the Maine Restaurant Association and the Board of Trustees of Thomas College in Waterville, Maine. NorthCenter was the 1999 recipient of the ID Magazine Great Distributor Organization Award.

       John E. Stokely has served as a director of Performance Food Group since April 1998. Since August 1999, Mr. Stokely has been self-employed as a business consultant. Mr. Stokely was the President, Chief Executive Officer and Chairman of the Board of Directors of Richfood Holdings, Inc., a retail food chain and wholesale grocery distributor, from January 1997 until August 1999, when Richfood was acquired by Supervalu Inc. Mr. Stokely served on the Board of Directors and as President and Chief Operating Officer of Richfood from April 1995 to January 1997 and served as Executive Vice President and Chief Financial Officer from 1990 to April 1995. Mr. Stokely also serves as a director of Nash-Finch Company, a food wholesaler, and SCP Pool Corporation.

       The Board of Directors has established an Audit Committee for the purpose of recommending our auditors, reviewing the scope of their engagement, consulting with the auditors, reviewing the results of the audit, acting as a liaison between the Board and the auditors and reviewing various company policies, including those related to accounting and internal control matters. Messrs. Goad, Graven, Adair and Stokely comprise the Audit Committee.

       The Board of Directors has established a Compensation Committee for the purpose of evaluating the performance of our officers, reviewing and approving officers' compensation, formulating bonuses for our management and administering our stock incentive plans. Messrs. Goad, Graven, Adair and Stokely comprise the Compensation Committee.

                          DESCRIPTION OF CAPITAL STOCK

       Our authorized capital stock consists of 50,000,000 shares of common stock and 5,000,000 shares of preferred stock. As of November 20, 2000, there were:

       - 14,109,957 shares of common stock issued and outstanding;

       - 1,976,960 shares of common stock reserved for issuance under our stock purchase plan and stock option plans; as of November 20, 2000, options to purchase 1,553,431 shares of common stock were outstanding under our stock option plans;

       - no shares of preferred stock outstanding; and

       - 1,000,000 shares of Series A Preferred Stock reserved for issuance upon the exercise of rights, as described below, issued in connection with our shareholder rights plan.

       The following summary descriptions of selected provisions of our charter, by-laws, common stock, preferred stock and shareholder rights plan are not complete. These summaries are subject to, and are qualified entirely by, the provisions of our charter, bylaws and rights agreement, all of which are included or incorporated by reference as exhibits to the registration statement of which the accompanying prospectus is a part. You should read our charter, bylaws and rights agreement.

COMMON STOCK

       The holders of our common stock are entitled to one vote per share on all matters to be voted on by shareholders, including the election of directors. Shareholders are not entitled to cumulative voting rights, and, accordingly, the holders of a majority of the shares voting for the election of directors can elect all of the directors then standing for election. In that event, the holders of the remaining shares will not be able to elect any person to our board of directors.

       The holders of common stock are entitled to receive such dividends, if any, as may be declared from time to time by our board of directors, in its discretion, from funds legally available therefor and subject to prior dividend rights of holders of any shares of preferred stock which may be outstanding. However, it is the present policy of our board of directors not to pay cash dividends. Furthermore, the terms of our Credit Facility and our 6.77% Senior Notes restrict our ability to declare or pay dividends on our common stock. Upon our liquidation or dissolution, subject to prior liquidation rights of the holders of preferred stock and after payment or provision for all of our indebtedness and other liabilities, the holders of common stock are entitled to receive on a pro rata basis our remaining assets available for distribution. If any shares of our authorized but unissued Series A Preferred Stock are issued, the holders of those shares will be entitled to vote as a class with the holders of our common stock and to receive dividends and other distributions, if any, ratably with the holders of our common stock. See "Preferred Stock -- Series A Preferred Stock" below. Holders of common stock have no preemptive rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All shares of common stock being offered by this prospectus supplement will be fully paid and not liable to further calls or assessment by us.

PREFERRED SHARE PURCHASE RIGHTS

       Each of our outstanding shares of common stock is entitled to one preferred share purchase right, and each share of common stock we issue prior to the exercisability date described below or earlier redemption or expiration of the rights, including the shares to be issued in this offering, will be entitled to one preferred share purchase right. Each right entitles the holder to purchase from Performance Food Group, upon the occurrence of specified events, 1/100th of a share of our Series A Preferred Stock, which we refer to as the Series A Preferred Stock, at an exercise price of $100 per 1/100th of a share of Series A Preferred Stock, subject to adjustment. The terms of the rights are set forth in a rights agreement between Performance Food Group and American Stock Transfer Trust Company, as rights agent.

       Until the exercisability date, we will not issue separate certificates evidencing the rights. Until that date, the right pertaining to a share of common stock will be evidenced by the corresponding common stock certificate, and each right will trade as a unit with a corresponding share of common stock. The rights will detach from the common stock, we will issue separate rights certificates and an exercisability date will occur upon the earlier of:

       - subject to the exceptions described below, the 10th day following a public announcement that an "acquiring person," which, subject to the exceptions listed in the following sentence, includes a person or "group" of affiliated or associated persons, has acquired or obtained the right to acquire beneficial ownership of

         (1) 20% or more of our then outstanding common stock, or

         (2) 10% or more of our then outstanding common stock if the board of directors of Performance Food Group, after reasonable inquiry and investigation, declares the acquiring person to be an "adverse person" after it determines that the acquiring person, alone or with its affiliates or associates, has become the beneficial owner of 10% or more of Performance Food Group's common stock and after reasonable inquiry and investigation, the acquiring person's ownership in Performance Food Group is reasonably likely to

             (a) cause Performance Food Group to take action that would provide the acquiring person with short-term financial gain to the detriment of the long-term interests of Performance Food Group and its shareholders,

             (b) have a material adverse impact on the business or prospects of
                 Performance Food Group,

       or

       - the close of business on the day that a majority of our board of directors so determines following the commencement by any person or group of a tender offer or exchange offer.

       The term "acquiring person" does not include:

       - Performance Food Group, any subsidiary of Performance Food Group, any employee benefit plan of Performance Food Group or any subsidiary of Performance Food Group, or any trustee or fiduciary with respect to an employee benefit plan of Performance Food Group or any of its subsidiaries acting in that capacity, or

       - any person who acquires common stock directly from Performance Food Group, or

       - any person who, as a result of the acquisition of common stock by Performance Food Group which reduces the number of outstanding shares of common stock, becomes the beneficial owner of 20% or more of our common stock, provided that if that person becomes the beneficial owner of any additional shares of common stock, then that person shall be deemed to be an acquiring person.

       The rights agreement provides that, until the exercisability date, or earlier redemption or expiration of the rights, the rights will be transferred with and only with the common stock. Until the exercisability date, or earlier redemption or expiration of the rights, new common stock certificates issued upon transfer or new issuances of common stock will contain a notation incorporating the rights agreement by reference, and the transfer of any certificates for common stock also will constitute the transfer of the rights associated with the common stock represented by that certificate. As soon as practicable following the exercisability date, separate certificates evidencing the rights will be mailed to holders of record of the common stock as of the close of business on the exercisability date, and the separate right certificates alone will evidence the rights. Only common stock issued before the exercisability date will be issued certificates for the rights under these circumstances.

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

       The rights are not exercisable until the exercisability date. The rights will expire on May 30, 2007 unless the expiration date is extended or unless the rights are earlier redeemed or exchanged by Performance Food Group, in each case as described below.

       The exercise price payable for the Series A Preferred Stock and the number of shares of Series A Preferred Stock or other securities or property issuable upon exercise of the rights, as well as the number of rights outstanding, are subject to adjustment from time to time pursuant to customary antidilution provisions. The number of outstanding rights and the number of shares of Series A Preferred Stock issuable upon exercise of each right are also subject to adjustment in the event of a dividend or other distribution on the common stock payable in common stock or in securities convertible into common stock or subdivisions, consolidations or reclassifications of the common stock occurring, in any of those cases, before the exercisability date.

       If any person or group becomes an acquiring person, proper provision will be made so that each holder of a right, other than rights beneficially owned by the acquiring person or any of its affiliates or associates, which will become null and void, will have the right to receive upon exercise of the right at the then current exercise price, instead of shares of Series A Preferred Stock, that number of shares of our common stock having a market value of two times the exercise price of the right. If Performance Food Group does not have sufficient common stock authorized but unissued and not reserved for other purposes to permit the exercise in full of the rights, Performance Food Group will substitute, for each share of common stock that would otherwise be issuable upon exercise of a right, cash, a reduction in exercise price, other equity securities, debt securities, other assets or any combination of the foregoing, with the same market value as that share of common stock.

       If, after a person or group has become an acquiring person, Performance Food Group is acquired in a merger or other business combination transaction or 50% or more of its assets, cash flow or earning power are sold, proper provision will be made so that each holder of a right, other than rights beneficially owned by the acquiring person or any of its affiliates or associates, which will become null and void, will have the right to receive, upon the exercise of the right at its then current exercise price and instead of Series A Preferred Stock, that number of shares of common stock of the acquiring company, or its parent, which at the time of the transaction has a market value of two times the exercise price of the right.

       At any time after any person or group becomes an acquiring person and before the acquisition by that person or group of 50% or more of our then outstanding common stock, the Performance Food Group board of directors may exchange the rights, in whole or in part, for common stock at an exchange ratio of one share of common stock for each right, subject to adjustment. The Performance Food Group board of directors will not exchange the rights owned by the acquiring person or group or its or their associates or affiliates, which will have become null and void.

       We are not required to issue fractional shares of Series A Preferred Stock upon exercise of the rights, other than fractions which are integral multiples of 1/100th of a share of Series A Preferred Stock. Instead of issuing fractional shares which are not integral multiples of 1/100th of a share of Series A Preferred Stock, we will make an adjustment in cash based on the market price of the shares of Series A Preferred Stock on the last trading day prior to the date of exercise.

       Upon approval by its board of directors, Performance Food Group may redeem the rights in whole, but not in part, at any time before any person or group becomes an acquiring person, at a price of $.001 per right. Immediately upon the action of the board of directors ordering redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of the rights will be to receive the redemption price specified above.

       Until a right is exercised, the holder of the right, in its capacity as a holder, will have no rights as a shareholder of Performance Food Group, including, without limitation, the right to vote or to receive dividends. Although the distribution of the rights will not be taxable to shareholders or to Performance Food Group, shareholders may, depending upon the circumstances, recognize taxable income in the event

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

that the rights become exercisable for common stock of Performance Food Group or other consideration, or for common stock of the acquiring company or its parent as set forth above.

       At any time prior to the exercisability date, the board of directors may amend any provision of the rights agreement in any manner. Thereafter, the board may amend the rights agreement in certain respects, including generally:

       - to shorten or lengthen any time period under the rights agreement;

       - to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent with any other provision; or

       - in any manner that the board of directors deems necessary or desirable, so long as such amendment is consistent with and for the purpose of fulfilling the objectives of the board of directors in originally adopting the rights agreement.

Certain amendments (including changes to the redemption price, exercise price, expiration date, or number of shares for which a right is exercisable), whether prior to the exercisability date or thereafter, are permitted only upon approval by a majority of the board of directors.

PREFERRED STOCK

       Our charter and the Tennessee Business Corporation Act, or the TBCA, give our board of directors the authority, without further shareholder action, to issue a maximum of 5,000,000 shares of preferred stock. We have reserved 1,000,000 shares of Series A Preferred Stock to be issued upon the exercise of rights issued in connection with our shareholder rights plan.

       Our board of directors has the authority, without shareholder approval, to create one or more series of preferred stock, to issue shares of preferred stock up to the maximum number of shares of preferred stock authorized, and to determine the preferences, rights, privileges and restrictions of any series, including the dividend rights, voting rights, rights and terms of redemption and liquidation preferences, if any, the number of shares constituting such series and the designation of such series. The issuance of preferred stock by action of the board of directors could adversely affect the voting power, dividend rights and other rights of the holders of common stock. Issuance of a series of preferred stock could also, depending on the terms of the series, either impede or facilitate the completion of a merger, tender offer or other takeover attempt. When issuing preferred stock, the board of directors could act in a manner that would discourage an acquisition attempt or other transaction that the shareholders might believe to be in our or our shareholders' best interests or in which shareholders might receive a premium for their stock over the then prevailing market price.

       Series A Preferred Stock. Each 1/100th of a share of Series A Preferred Stock, if issued, will have one vote per 1/100th of a share and, except as otherwise required by law, the holders of Series A Preferred Stock and common stock will vote together as a class on all matters submitted to a vote of our shareholders. Subject to the prior and superior dividend rights of any other series of our preferred stock, each holder of 1/100th of a share of Series A Preferred Stock will be entitled to receive such dividends, if any, as may be declared from time to time by our board of directors in its discretion, from funds legally available therefor, in the same kind and in an amount per 1/100th of a share of Series A Preferred Stock equal to the per share amount of all dividends, if any, declared on our common stock. In the event of our liquidation or dissolution and after payment or provision for our debts and other liabilities, including the prior claims of the holders of any other series of preferred stock, the holder of each 1/100th of a share of Series A Preferred Stock shall be entitled to share in any assets remaining, ratably with the holders of each share of our common stock. Holders of the Series A Preferred Stock will have no preemptive rights. We may not redeem the Series A Preferred Stock. In the event of any merger, combination, share exchange or other transaction in which shares of our common stock are exchanged for or converted into other securities, cash or property, each 1/100th of a share of Series A Preferred Stock will be similarly exchanged for or converted into the same amount of securities, cash or other property as each share of our common stock. The rights of the holders of the Series A Preferred Stock to voting, dividends and

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

distributions on liquidation and in the event of mergers or share exchanges are protected by customary anti-dilution provisions.

ANTI-TAKEOVER EFFECT OF OUR CHARTER AND BYLAW PROVISIONS

       Our charter and bylaws contain certain provisions that could make it more difficult to consummate an acquisition of Performance Food Group by means of a tender offer, a proxy contest or otherwise.

       Classified Board of Directors. Our charter and bylaws provide that our board of directors is divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board of directors is elected each year. This classification of the board of directors will make it more difficult for an acquirer or for other shareholders to change the composition of our board of directors. The bylaws provide that the number of directors will be no fewer than five nor more than 15, with the exact number being fixed from time to time by the board of directors. Our charter also provides that a director may be removed only for cause by vote of the holders of a majority of the voting power of our outstanding voting shares. In addition, the bylaws provide that, unless the charter provides otherwise (which our charter does not), any vacancies in our board of directors will be filled either by the shareholders or by our board of directors. If the remaining directors do not constitute a quorum, our bylaws permit the vacancy to be filled by the affirmative vote of a majority of the remaining directors, though less than a quorum.

       Shareholder Advance Notice Procedure. Our bylaws establish an advance notice procedure for shareholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of the shareholders. The shareholder notice procedure provides that only persons that are nominated by the board of directors, or a duly authorized board committee, or by a shareholder who has given timely written notice to the secretary of Performance Food Group before the meeting at which directors are to be elected, will be eligible for election as directors. This notice is required to include specified information about the shareholder and each proposed director nominee, a description of all arrangements or understandings between the shareholder and each proposed nominee and any other persons pursuant to which the nominations are to be made by the shareholders, other information regarding each proposed nominee that would be required to be included in a proxy statement filed under SEC rules and regulations, and the written consent of each proposed nominee to serve as a director if elected. The shareholder notice procedure provides that the only business that may be conducted at an annual meeting is business which has been brought before the meeting by, or at the direction of, the board of directors or by a shareholder who has given timely written notice to the secretary of Performance Food Group. This notice is required to include a brief description of the business desired to be brought before the meeting, any financial interest of the shareholder in that business, and specified information about the shareholder and the shareholder's ownership of Performance Food Group's capital stock.

TENNESSEE ANTI-TAKEOVER LAW PROVISIONS

       Provisions in Tennessee law could make it harder for someone to acquire us through a tender offer, proxy contest or otherwise.

       The Tennessee Business Combination Act provides that a party owning shares equal to 10% or more of the voting power of any class or series of the then outstanding voting stock of a "resident domestic corporation" is an "interested shareholder." An interested shareholder also includes a party that is an affiliate or associate, as defined in the Tennessee Business Combination Act, of a "resident domestic corporation." Performance Food Group is currently a resident domestic corporation within the meaning of

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

this act. An interested shareholder cannot engage in a business combination with the resident domestic corporation unless the combination:

       - takes place at least five years after the interested shareholder first acquired 10% or more of the voting power of any class or series of the then outstanding voting stock of the resident domestic corporation; and

       - either is approved by at least two-thirds of the non-interested voting shares of the resident domestic corporation or satisfies fairness conditions specified in the Tennessee Business Combination Act.

       These provisions apply unless one of two events occurs:

       - a business combination with an entity can proceed without delay when approved by the target corporation's board of directors before that entity becomes an interested shareholder; or

       - the resident corporation may enact a charter amendment or bylaw to remove itself entirely from the Tennessee Business Combination Act. This charter amendment or bylaw amendment must be approved by a majority of the shareholders who have held shares for more than one year before the vote. In addition, the charter amendment or bylaw cannot become operative until two years after the vote. We have not adopted a charter amendment or bylaw to remove ourselves from the Tennessee Business Combination Act.

       The Tennessee Greenmail Act prohibits us from purchasing or agreeing to purchase any of our securities, at a price higher than fair market value, from a holder of 3% or more of any class of our securities who has beneficially owned the securities for less than two years. We can, however, make this purchase if the majority of the outstanding shares of each class of voting stock issued by us approves the purchase or if we make an offer of at least equal value per share to all holders of shares of the same class of securities as those held by the prospective seller.

       The Tennessee Control Share Acquisition Act strips a purchaser's shares of voting rights any time an acquisition of shares in a Tennessee corporation which has elected to be covered by the Tennessee Control Share Acquisition Act (as we have) brings the purchaser's voting power to one-fifth, one-third or a majority of all voting power. The purchaser's voting rights can be restored only by a majority vote of the other shareholders. The purchaser may demand a meeting of shareholders to conduct such a vote. The purchaser can demand a meeting for this purpose before acquiring shares in excess of the thresholds described above, which we refer to as a control share acquisition, only if it holds at least 10% of the outstanding shares and announces a good faith intention to make the acquisition of shares having voting power in excess of the thresholds stated above. If a target corporation so elects prior to the date on which a purchaser makes a control share acquisition, a target corporation may redeem the purchaser's shares if the shares are not granted voting rights.

       The effect of these provisions may make a change of control of us harder by delaying, deferring or preventing a tender offer or takeover attempt that you might consider to be in your best interest, including those attempts that might result in the payment of a premium over the market price for our shares. They may also promote the continuity of our management by making it harder for you to remove or change the incumbent members of the board of directors.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

       The TBCA provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if:

       - the director or officer acted in good faith;

       - in the case of conduct in his or her official capacity with the corporation, the director or officer reasonably believed such conduct was in the corporation's best interest;

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

       - in all other cases, the director or officer reasonably believed that his or her conduct was not opposed to the best interest of the corporation; and

       - in connection with any criminal proceeding, the director or officer had no reasonable cause to believe that his or her conduct was unlawful.

       In actions brought by or in the right of the corporation, however, the TBCA provides that no indemnification may be made if the director or officer was adjudged to be liable to the corporation. In cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instituted because of his or her status as an officer or director of a corporation, the TBCA mandates that the corporation indemnify the director or officer against reasonable expenses incurred in the proceeding. The TBCA also provides that in connection with any proceeding charging improper personal benefit to an officer or director, no indemnification may be made if the officer or director is adjudged liable on the basis that personal benefit was improperly received. Notwithstanding the foregoing, the TBCA provides that a court of competent jurisdiction, upon application, may order that an officer or director be indemnified for reasonable expenses if, in consideration of all relevant circumstances, the court determines that the individual is fairly and reasonably entitled to indemnification, notwithstanding the fact that:

       - the officer or director was adjudged liable to the corporation in a proceeding by or in right of the corporation;

       - the officer or director was adjudged liable on the basis that personal benefit was improperly received by him or her; or

       - the officer or director breached his or her duty of care to the corporation.

       Our charter provides that, to the fullest extent permitted by law, no director shall be liable to us or our shareholders for monetary damages for breach of any fiduciary duty as a director. Under the TBCA, this provision relieves our directors from personal liability to us or our shareholders for monetary damages for breach of fiduciary duty as a director, except for liability arising from a judgment or other final adjudication establishing:

       - any breach of the director's duty of loyalty;

       - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or

       - any unlawful distributions.

       We currently have in effect an executive liability insurance policy which provides coverage for our directors and officers.

TRANSFER AGENT AND REGISTRAR

       The transfer agent and registrar of our common stock is American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York 10038.

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                        SHARES ELIGIBLE FOR FUTURE SALE

       If our shareholders sell substantial amounts of our common stock, including shares issued upon the exercise of options, in the public market following this offering, or if there is a perception that those sales may occur, the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price we deem appropriate.

       Upon completion of the offering and based on shares outstanding on November 20, 2000, a total of 17,317,407 shares of our common stock will be outstanding. This amount assumes that we will issue 407,450 shares to acquire Redi-Cut, assuming an average market price for our common stock of $42.95 per share, and that the underwriters do not exercise their over-allotment option. All of our outstanding shares of common stock are, and all of the shares sold in this offering will be, freely transferable without restriction or further registration under the Securities Act of 1933, except for shares that are held by our "affiliates," as that term is defined in Rule 144 under the Securities Act of 1933, and except for some of the shares we have issued in acquisitions.

       In general, under Rule 144 as currently in effect, a person, or persons whose shares of common stock are aggregated, including persons who may be deemed our affiliates, who has beneficially owned shares of our common stock for at least one year is entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

       - 1% of the number of shares of common stock outstanding as shown by the most recent report or statement published by us, or approximately 141,100 shares of our common stock as of November 20, 2000; or

       - the average weekly trading volume of the common stock on the Nasdaq Stock Market's National Market during the four calendar weeks before a notice of the sale on Form 144 is filed with the SEC.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

       Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months before a sale, and who has beneficially owned the restricted shares for at least two years, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

       In general, under Rule 145 a person who was issued shares of our common stock in connection with our acquisition of another business and who was an affiliate of the acquired business before the transaction would be entitled to resell those shares immediately upon receipt in accordance with the requirements of Rule 144 described above other than the holding period and notice requirements. That person would also be entitled, after a one-year holding period and so long as that person is not our affiliate, to resell those shares under Rule 145 without regard to the volume limitations, manner of sale and notice provisions of Rule 144. If the person who received those shares was not an affiliate of the acquired business before the transaction and is not our affiliate after the transaction, that person would be entitled to freely transfer those shares, immediately upon receipt, without complying with Rule 144.

       We have registered a total of 3,500,000 shares of our common stock under two shelf registration statements on Form S-4 that are in effect under the Securities Act. These registration statements permit us to register under the Securities Act of 1933 shares of common stock that we issue to owners of businesses we acquire, and also permit certain recipients of those shares to resell those shares in the public markets. We have issued a total of 2,050,035 shares under these registration statements to the former owners of acquired businesses and expect to issue approximately 407,450 more shares, assuming an average market price for our common stock of $42.95 per share, under one of these registration statements to the owners of Redi-Cut. Of the shares that we have issued under these registration statements, we do not know the exact number of shares that have been resold by the original recipients. However, all of these

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shares are eligible for resale by the original recipients in the public markets, either without restriction, pursuant to Rule 145 or under one of these registration statements. Under contractual provisions in acquisition agreements, we have issued and in the future may be required to issue additional shares of common stock to owners of an acquired business after the acquisition date. In addition, part of our strategy is to grow through acquisitions and, to the extent we use common stock to pay for future acquisitions, we will likely issue additional shares under these or subsequent shelf registration statements.

       All of our executive officers and directors, and the owners of Redi-Cut who will receive shares of our common stock when we acquire Redi-Cut, have agreed, with exceptions, that they will not sell or otherwise transfer any shares of our common stock for 90 days after the date of this prospectus supplement without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. See "Underwriting."

       As of November 20, 2000, 1,976,960 shares of our common stock were reserved for issuance under our stock purchase plan and stock option plans, and options to purchase 1,553,431 shares of our common stock were outstanding under our stock option plans. We have filed registration statements on Form S-8 covering any shares of common stock which we may issue under these plans. We anticipate that, in connection with our acquisition of Redi-Cut, we will issue options to purchase approximately 50,000 shares of our common stock at an exercise price equal to the fair market value of our common stock on the closing date of the acquisition to employees of Redi-Cut. These options will be issued under our stock option plans and will not vest until four years after they are issued.

       As of March 14, 2000, 925,611 shares of our common stock had been allocated to participants under our employee stock ownership plan, or ESOP, all of which shares are eligible for resale in the public market. These participants exercise voting power over these shares. The remaining 355,568 shares of our common stock held by our ESOP on March 14, 2000 were unallocated and are voted by the ESOP's trustee at the direction of our board-appointed ESOP committee. These shares, when allocated to trust participants, will also be eligible for resale in the public market.

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                   U.S. TAX CONSEQUENCES TO NON-U.S. HOLDERS

       The following is a general discussion of selected United States federal income and estate tax consequences of the ownership and disposition of our common stock. For purposes of the following discussion, a "non-U.S. holder" is any beneficial owner of common stock other than a person that is for United States federal income tax purposes:

       - A citizen or resident of the United States;

       - A corporation or partnership, or other entity treated as a corporation or partnership for United States federal tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia, other than a partnership that is not treated as a United States person under any applicable United States Treasury regulations;

       - An estate whose income is subject to United States federal income tax regardless of its source; or

       - A trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. In addition, some trusts treated as United States persons for federal income tax purposes on August 20, 1996 may elect to continue to be so treated to the extent permitted in applicable Treasury regulations and will not be non-U.S. holders if they make such an election.

       This discussion does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to such holders of common stock in light of their personal circumstances. Furthermore, this discussion is based on provisions of the Internal Revenue Code of 1986, existing and proposed regulations issued under the Internal Revenue Code and administrative and judicial interpretations of the Internal Revenue Code and those regulations, all as of the date of this prospectus supplement, and all of which are subject to change. WE URGE EACH PROSPECTIVE PURCHASER OF OUR COMMON STOCK IN THIS OFFERING TO CONSULT A TAX ADVISOR WITH RESPECT TO CURRENT AND POSSIBLE FUTURE TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY U.S. STATE, MUNICIPALITY OR OTHER TAXING JURISDICTION.

DIVIDENDS

       We do not currently pay cash dividends on our common stock and the present policy of our board of directors is to retain all available funds to support our operations and to finance our expansion. However, to the extent that we do pay any dividends in the future, dividends paid to a non-U.S. holder of common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States are not subject to withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Any such effectively connected dividends received by a foreign corporation may, under some circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

       Under current law, dividends paid to an address in a country outside the United States are presumed to be paid to a resident of such country, unless the payor has knowledge to the contrary, for purposes of the withholding tax discussed above and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under final United States Treasury regulations issued on October 7, 1997, effective for payments made after December 31, 2000, a non-U.S. holder of common stock who wishes to claim the benefit of an applicable treaty rate and avoid back-up withholding as discussed below, would be required to satisfy applicable certification and other requirements. Currently, a non-U.S. holder must comply with certification and disclosure requirements to be exempt from withholding under the effectively connected income exemption discussed above.

       A non-U.S. holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of our common stock unless:

       (1) The gain is effectively connected with a trade or business of the non-U.S. holder in the United States;

       (2) In the case of a non-U.S. holder who is an individual and holds the common stock as a capital asset, the holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met;

       (3) The non-U.S. holder is subject to tax under provisions of the Internal Revenue Code regarding the taxation of U.S. expatriates; or

       (4) We are or have been a "U.S. real property holding corporation" for United States federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or the period the non-U.S. holder held the common stock.

       We have not determined whether we are or have been within the prescribed period a "U.S. real property holding corporation" for federal income tax purposes. If we are, have been or become a U.S. real property holding corporation, so long as our common stock continues to be regularly traded on an established securities market within the meaning of section 897(c)(3) of the Internal Revenue Code, only a non-U.S. holder who holds or held, at any time during the shorter of the five-year period preceding the date of disposition or the holder's holding period, more than 5% of our common stock will be subject of U.S. federal income tax on the disposition of the common stock.

       An individual non-U.S. holder described in clause (1) above will be taxed on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in clause (2) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States capital losses, notwithstanding the fact that the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under clause (1) above, it will be taxed on its gain under regular graduated United States federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits, within the meaning of the Internal Revenue Code, for the taxable year, as adjusted for specified items, unless it qualifies for a lower rate under an applicable income tax treaty.

FEDERAL ESTATE TAX

       Common stock owned or treated as owned by an individual who is not a citizen or resident, as defined for either United States federal income or estate tax purposes, of the United States at the time of death will be includible in the individual's gross estate for United States federal estate tax purposes unless an applicable estate tax treaty provides otherwise, and therefore may be subject to United States federal estate tax.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

       We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting those dividends and withholding also may be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

       Under current law, backup withholding, which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under the United States information reporting requirements, generally will not apply to:

       - Dividends paid to non-U.S. holders that are subject to withholding at the 30% rate, or lower treaty rate, discussed above; or

       - Dividends paid to a non-U.S. holder at an address outside the United States, unless the payor has knowledge that the payee is a U.S. person.

Under the final United States Treasury regulations, however, a non-U.S. holder generally will be subject to back-up withholding at a 31% rate unless it meets applicable certification requirements.

       Payment of the proceeds of a sale of common stock by or through a United States office of a broker is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. holder, or otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of common stock by or through a foreign office of a broker. If, however, the broker is, for United States federal income tax purposes a U.S. person, a controlled foreign corporation, or a foreign person that derives 50% or more of its gross income for specified periods from the conduct of a trade or business in the United States, those payments will be subject to information reporting, but not backup withholding, unless:

       - The broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and other conditions are met; or

       - The beneficial owner otherwise establishes an exemption.

       Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the holder's United States federal income tax liability if the required information is furnished to the IRS.

                                  UNDERWRITING

       Merrill Lynch, Pierce, Fenner & Smith Incorporated and First Union Securities, Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions contained in a purchase agreement between us and each of the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.

                                                               NUMBER
                                                              OF SHARES
                        UNDERWRITER                           ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................    987,500
First Union Securities, Inc.................................    987,500
BB&T Capital Markets, A division of Scott & Stringfellow....    175,000
Salomon Smith Barney Inc....................................    175,000
U.S. Bancorp Piper Jaffray Inc..............................    175,000
William Blair & Company, L.L.C..............................    100,000
Davenport & Company LLC.....................................    100,000
The Robinson-Humphrey Company, LLC..........................    100,000
                                                              ---------
             Total..........................................  2,800,000
                                                              =========

       The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

       We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

       The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officers' certificates and legal opinions. The closing for the sale of the shares to be purchased by the underwriters is conditioned on the contemporaneous closing of our acquisition of Redi-Cut. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

       The underwriters have advised us that they propose initially to offer the shares to the public at the initial public offering price listed on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $1.29 per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $.10 per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

       The following table shows the public offering price, underwriting discount and proceeds before expenses to Performance Food Group. This information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

                                        PER SHARE    WITHOUT OPTION    WITH OPTION
                                        ---------    --------------    -----------
Public offering price.................   $41.00       $114,800,000     $132,020,000
Underwriting discount.................    $2.15         $6,020,000       $6,923,000
Proceeds, before expenses, to
  Performance Food Group..............   $38.85       $108,780,000     $125,097,000

       The expenses of this offering, not including the underwriting discount, are estimated at $600,000 and are payable by Performance Food Group.

OVER-ALLOTMENT OPTION

       We have granted an option to the underwriters to purchase up to 420,000 additional shares at the initial public offering price less the underwriting discount and less any dividends or distributions declared or paid by us on the shares initially purchased by the underwriters but not on the shares to be purchased upon exercise of the over-allotment option. The underwriters may exercise this option for 30 days from the date of this prospectus supplement solely to cover any over-allotments. If the underwriters exercise this option, each underwriter will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

NO SALES OF SIMILAR SECURITIES

       We, our executive officers and directors and the owners of Redi-Cut who will receive shares of our common stock in the Redi-Cut acquisition have agreed, with exceptions, not to sell or transfer any common stock for 90 days after the date of this prospectus supplement without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly

       - offer, pledge, sell or contract to sell any common stock;

       - sell any option or contract to purchase any common stock;

       - purchase any option or contract to sell any common stock;

       - grant any option, right or warrant for the sale of any common stock;

       - lend or otherwise dispose of or transfer any common stock;

       - request or demand that we file a registration statement related to the common stock; or

       - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock, whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

       This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement has or later acquires the power of disposition.

       Our lock-up agreement contains exceptions which permit us to offer and issue up to 600,000 shares, subject to adjustment for any stock splits or similar events, of our common stock to acquire other businesses during the lock-up period, so long as those shares are issued directly to the stockholders or other owners of those businesses and the recipients of those shares enter into lock-up agreements for the remainder of the lock-up period substantially similar to the lock-up agreement entered into by our executive officers and directors. Our lock-up agreement also contains exceptions that permit us to issue shares of common stock upon the exercise of outstanding options, to issue shares and options pursuant to employee benefit plans and to issue shares of common stock in the Redi-Cut acquisition.

QUOTATION ON THE NASDAQ STOCK MARKET'S NATIONAL MARKET

       The shares are quoted on the Nasdaq Stock Market's National Market under the symbol "PFGC."

PRICE STABILIZATION AND SHORT POSITIONS

       Until the distribution of the shares is completed, SEC rules may limit the underwriters and selling group members from bidding for or purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

       If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus supplement, the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

       Neither we, nor any of the underwriters, makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we, nor any of the underwriters, makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

PASSIVE MARKET MAKING

       In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the common stock on the Nasdaq Stock Market's National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act during a period before the commencement of offers or sales of common stock and extending through completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid, that bid must then be lowered when specified purchase limits are exceeded.

NO PUBLIC OFFERING OUTSIDE THE UNITED STATES

       No action has been or will be taken in any jurisdiction, except in the United States, that would permit a public offering of the shares of common stock, or the possession, circulation or distribution of this prospectus supplement, the accompanying prospectus or any other material relating to our company or shares of our common stock in any jurisdiction where action for that purpose is required. Accordingly, the shares of our common stock may not be offered or sold, directly or indirectly, and neither this prospectus supplement, the accompanying prospectus nor any other offering material or advertisements in connection with the shares of common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

       Purchasers of the shares offered by this prospectus supplement may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price on the cover page of this prospectus supplement.

INTERNET DISTRIBUTION OF PROSPECTUS

       One or more of the underwriters will be facilitating Internet distribution for this offering to certain of their Internet subscription customers and may allocate a number of shares for sale to their online brokerage customers. An electronic prospectus supplement together with an accompanying electronic prospectus may be available on the websites maintained by one or more of the underwriters. Other than the prospectus supplement and the accompanying prospectus in electronic format, the information contained on the websites maintained by any of the underwriters relating to this offering is not a part of this prospectus supplement or the accompanying prospectus.

OTHER RELATIONSHIPS

       Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking, commercial banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. In particular, an affiliate of First Union Securities, Inc. is the agent and a lender under our Credit Facility and our two master operating lease facilities and another of First Union's affiliates administers our 401(k) plan.

                                 LEGAL MATTERS

       The legality of the securities offered by this prospectus supplement will be passed upon for Performance Food Group by Bass, Berry & Sims PLC, Nashville, Tennessee. Brown & Wood LLP, San Francisco, California will act as counsel for the underwriters. Brown & Wood LLP will rely on Bass, Berry & Sims PLC as to all matters of Tennessee law.

                                    EXPERTS

       The consolidated financial statements and the related financial statement schedules of Performance Food Group Company and subsidiaries as of January 1, 2000 and January 2, 1999, and for each of the fiscal years in the three-year period ended January 1, 2000, have been audited by KPMG LLP, independent auditors, as stated in their reports, which have been included or incorporated herein by reference, and have been included or incorporated in this prospectus supplement in reliance upon those reports given upon the authority of that firm as experts in accounting and auditing.

       The combined financial statements of Redi-Cut Foods, Inc. and affiliated companies as of and for the nine months ended September 30, 2000 have been audited by KPMG LLP, independent auditors, as stated in their report, which has been incorporated herein by reference, and have been incorporated in this prospectus supplement in reliance upon that report given upon the authority of that firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
HISTORICAL CONSOLIDATED FINANCIAL STATEMENTS OF PERFORMANCE
  FOOD GROUP COMPANY
Independent Auditors' Report................................  F-2
Consolidated Balance Sheets as of January 1, 2000 and
  January 2, 1999...........................................  F-3
Consolidated Statements of Earnings for each of the fiscal
  years in the three year period ended January 1, 2000......  F-4
Consolidated Statements of Shareholders' Equity for each of
  the fiscal years in the three year period ended January 1,
  2000......................................................  F-5
Consolidated Statements of Cash Flows for each of the fiscal years in the three year period ended January 1, 2000......  F-6
Notes to Consolidated Financial Statements..................  F-7
Independent Accountants' Review Report......................  F-21
Condensed Consolidated Balance Sheets as of September 30,
  2000 (Unaudited) and January 1, 2000......................  F-22
Condensed Consolidated Statements of Earnings (Unaudited)
  for the three-month and nine-month periods ended September
  30, 2000 and October 2, 1999..............................  F-23
Condensed Consolidated Statements of Cash Flows (Unaudited)
  for the nine-month periods ended September 30, 2000 and
  October 2, 1999...........................................  F-24
Notes to Unaudited Condensed Consolidated Financial
  Statements................................................  F-25

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Performance Food Group Company:

       We have audited the accompanying consolidated balance sheets of Performance Food Group Company and subsidiaries (the "Company") as of January 1, 2000 and January 2, 1999, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the fiscal years in the three-year period ended January 1, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Performance Food Group Company and subsidiaries as of January 1, 2000 and January 2, 1999, and the results of their operations and their cash flows for each of these fiscal years in the three-year period ended January 1, 2000, in conformity with generally accepted accounting principles.

                                          /s/ KPMG LLP

Richmond, Virginia
February 7, 2000

                          CONSOLIDATED BALANCE SHEETS

                                                                1999        1998
                                                              --------    --------
                                                               (DOLLAR AMOUNTS IN
                                                               THOUSANDS, EXCEPT
                                                               PER SHARE AMOUNTS)
ASSETS
Current assets:
  Cash......................................................  $  5,606    $  7,796
  Trade accounts and notes receivable, less allowance for
     doubtful accounts of $4,477 and $3,891.................   119,126     110,372
  Inventories...............................................   108,550      90,388
  Prepaid expenses and other current assets.................     4,030       4,915
  Deferred income taxes.....................................     5,570         808
                                                              --------    --------
          Total current assets..............................   242,882     214,279
Property, plant and equipment, net..........................   113,930      93,402
Goodwill, net of accumulated amortization of $5,941 and
  $3,593....................................................    97,975      72,483
Other intangible assets, net of accumulated amortization of
  $1,926 and $1,722.........................................     5,353       5,337
Other assets................................................     1,905       2,211
                                                              --------    --------
          Total assets......................................  $462,045    $387,712
                                                              ========    ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Outstanding checks in excess of deposits..................  $ 14,082    $ 33,589
  Current installments of long-term debt....................       703         797
  Trade accounts payable....................................   116,821      93,182
  Accrued expenses..........................................    36,751      23,431
  Income taxes payable......................................     3,646          --
                                                              --------    --------
          Total current liabilities.........................   172,003     150,999
Long-term debt, excluding current installments..............    92,404      74,305
Deferred income taxes.......................................     8,294       5,323
                                                              --------    --------
          Total liabilities.................................   272,701     230,627
                                                              --------    --------
Shareholders' equity:
  Preferred stock, $.01 par value; 5,000,000 shares
     authorized; no shares issued, preferences to be defined
     when issued............................................        --          --
  Common stock, $.01 par value; 50,000,000 shares
     authorized; 14,112,151 and 13,458,773 shares issued and
     outstanding............................................       141         135
  Additional paid-in capital................................   102,681      89,188
  Retained earnings.........................................    88,857      70,631
                                                              --------    --------
                                                               191,679     159,954
  Loan to leveraged employee stock ownership plan...........    (2,335)     (2,869)
                                                              --------    --------
          Total shareholders' equity........................   189,344     157,085
Commitments and contingencies (notes 4, 7, 8, 9, 10, 12, 13
  and 15)
                                                              --------    --------
          Total liabilities and shareholders' equity........  $462,045    $387,712
                                                              ========    ========

          See accompanying notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF EARNINGS

                                                            1999          1998          1997
                                                         ----------    ----------    ----------
                                                             (DOLLAR AMOUNTS IN THOUSANDS,
                                                               EXCEPT PER SHARE AMOUNTS)
Net sales..............................................  $2,055,598    $1,721,316    $1,331,002
Cost of goods sold.....................................   1,773,632     1,491,079     1,159,593
                                                         ----------    ----------    ----------
          Gross profit.................................     281,966       230,237       171,409
Operating expenses.....................................     242,625       198,646       146,344
                                                         ----------    ----------    ----------
          Operating profit.............................      39,341        31,591        25,065
Other income (expense):
  Interest expense.....................................      (5,388)       (4,411)       (2,978)
  Nonrecurring merger expenses.........................      (3,812)           --            --
  Gain on sale of investment...........................         768            --            --
  Other, net...........................................         342           195           111
                                                         ----------    ----------    ----------
          Other expense, net...........................      (8,090)       (4,216)       (2,867)
                                                         ----------    ----------    ----------
          Earnings before income taxes.................      31,251        27,375        22,198
Income tax expense.....................................      12,000         9,965         8,298
                                                         ----------    ----------    ----------
          Net earnings.................................  $   19,251    $   17,410    $   13,900
                                                         ==========    ==========    ==========
Weighted average common shares outstanding.............      13,772        13,398        12,810
Basic net earnings per common share....................  $     1.40    $     1.30    $     1.09
                                                         ==========    ==========    ==========
Weighted average common shares and dilutive potential
  common shares outstanding............................      14,219        13,925        13,341
Diluted net earnings per common share..................  $     1.35    $     1.25    $     1.04
                                                         ==========    ==========    ==========

          See accompanying notes to consolidated financial statements.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                         COMMON STOCK        ADDITIONAL                 LOAN TO         TOTAL
                                     --------------------     PAID-IN      RETAINED    LEVERAGED    SHAREHOLDERS'
                                       SHARES      AMOUNT     CAPITAL      EARNINGS      ESOP          EQUITY
                                     ----------    ------    ----------    --------    ---------    -------------
                                                            (DOLLAR AMOUNTS IN THOUSANDS)
BALANCE AT DECEMBER 28, 1996.......  12,513,191     $126      $ 68,297     $40,880      $(3,835)      $105,468
  Issuance of shares for
     acquisitions..................     660,827        6        16,509          --           --         16,515
  Employee stock option, incentive
     and purchase plans and related
     income tax benefits...........     159,268        2         2,606          --           --          2,608
  Principal payments on loan to
     leveraged ESOP................          --       --            --          --          468            468
  Distributions of pooled
     company.......................          --       --            --      (1,010)          --         (1,010)
  Net earnings.....................          --       --            --      13,900           --         13,900
                                     ----------     ----      --------     -------      -------       --------
BALANCE AT DECEMBER 27, 1997.......  13,333,286      134        87,412      53,770       (3,367)       137,949
                                     ----------     ----      --------     -------      -------       --------
  Employee stock option, incentive
     and purchase plans and related
     income tax benefits...........     125,487        1         1,776          --           --          1,777
  Principal payments on loan to
     leveraged ESOP................          --       --            --          --          498            498
  Distributions of pooled
     company.......................          --       --            --        (451)          --           (451)
  Effect of conforming fiscal year
     of pooled company.............          --       --            --         (98)          --            (98)
  Net earnings.....................          --       --            --      17,410           --         17,410
                                     ----------     ----      --------     -------      -------       --------
BALANCE AT JANUARY 2, 1999.........  13,458,773      135        89,188      70,631       (2,869)       157,085
                                     ----------     ----      --------     -------      -------       --------
  Issuance of shares for
     acquisitions..................     303,928        3         8,507          --           --          8,510
  Employee stock option, incentive
     and purchase plans and related
     income tax benefits...........     349,450        3         4,986          --           --          4,989
  Principal payments on loan to
     leveraged ESOP................          --       --            --          --          534            534
  Distributions of pooled
     company.......................          --       --            --      (1,025)          --         (1,025)
  Net earnings.....................          --       --            --      19,251           --         19,251
                                     ----------     ----      --------     -------      -------       --------
BALANCE AT JANUARY 1, 2000.........  14,112,151     $141      $102,681     $88,857      $(2,335)      $189,344
                                     ==========     ====      ========     =======      =======       ========

          See accompanying notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                1999        1998        1997
                                                              --------    --------    --------
                                                               (DOLLAR AMOUNTS IN THOUSANDS)
Cash flows from operating activities:
  Net earnings..............................................  $ 19,251    $ 17,410    $ 13,900
  Adjustments to reconcile net earnings to net cash provided by operating activities:
    Depreciation............................................    11,081       9,152       7,319
    Amortization............................................     3,056       2,349       1,273
    ESOP contributions applied to principal of ESOP debt....       534         498         468
    Gain on sale of investment..............................      (768)         --          --
    Loss (gain) on disposal of property, plant and
       equipment............................................       (32)         36         (50)
    Deferred income taxes...................................       226       1,380       1,241
    Gain on insurance settlement............................        --          --      (1,300)
    Loss on writedown of leasehold improvements.............        --          --       1,287
    Changes in operating assets and liabilities, net of
       effects of companies acquired:
       Decrease (increase) in trade accounts and notes
         receivable.........................................       213     (17,603)     (2,589)
       Increase in inventories..............................   (15,519)     (9,533)     (7,669)
       Decrease (increase) in prepaid expenses and other
         current assets.....................................         6      (1,152)       (819)
       Increase in trade accounts payable...................    17,161      20,701      10,034
       Increase in accrued expenses.........................     7,118       4,032         776
       Increase (decrease) in income taxes payable..........     4,676      (2,941)        424
                                                              --------    --------    --------
         Total adjustments..................................    27,752       6,919      10,395
                                                              --------    --------    --------
         Net cash provided by operating activities..........    47,003      24,329      24,295
                                                              --------    --------    --------
Cash flows from investing activities, net of effects of
  companies acquired:
  Purchases of property, plant and equipment................   (26,006)    (26,663)     (9,054)
  Proceeds from sale of investment..........................     1,563          --          --
  Proceeds from sale of property, plant and equipment.......     1,061       3,600         197
  Net proceeds from insurance settlement....................        --          --       4,200
  Net cash paid for acquisitions............................   (18,066)    (23,857)    (54,631)
  Increase in intangibles and other assets..................      (366)       (170)       (648)
                                                              --------    --------    --------
         Net cash used by investing activities..............   (41,814)    (47,090)    (59,936)
                                                              --------    --------    --------
Cash flows from financing activities:
  Increase (decrease) in outstanding checks in excess of
    deposits................................................   (20,124)     10,848       4,489
  Net proceeds from (payments on) revolving credit
    facility................................................    13,317     (26,560)     27,183
  Proceeds from issuance of long-term debt..................        --      50,041       1,813
  Proceeds from issuance of Industrial Revenue Bonds........     4,640          --          --
  Repayment of promissory notes.............................        --      (7,278)         --
  Principal payments on long-term debt......................    (9,176)     (1,602)     (1,210)
  Distributions of pooled company...........................    (1,025)       (451)     (1,010)
  Effect of conforming fiscal year of pooled company........        --         (98)         --
  Employee stock option, incentive and purchase plans and
    related income tax benefits.............................     4,989       1,777       2,608
                                                              --------    --------    --------
         Net cash provided (used) by financing activities...    (7,379)     26,677      33,873
                                                              --------    --------    --------
Net increase (decrease) in cash.............................    (2,190)      3,916      (1,768)
Cash, beginning of year.....................................     7,796       3,880       5,648
                                                              --------    --------    --------
Cash, end of year...........................................  $  5,606    $  7,796    $  3,880
                                                              ========    ========    ========

          See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      JANUARY 1, 2000 AND JANUARY 2, 1999

1.  DESCRIPTION OF BUSINESS

       Performance Food Group Company and subsidiaries (the "Company") is engaged in the marketing, processing and sale of food and food-related products to the foodservice, or "away-from-home eating," industry. The foodservice industry consists of two major customer types: "traditional" foodservice customers, consisting of independent restaurants, hotels, cafeterias, schools, healthcare facilities and other institutions; and "multi-unit chain" customers, consisting of regional and national quick-service restaurants and casual dining restaurants.

       The Company services these customers through three operating segments: broadline foodservice distribution ("Broadline"); customized foodservice distribution ("Customized"); and fresh-cut produce processing ("Fresh-Cut"). Broadline distributes approximately 25,000 food and food-related products to a combination of approximately 25,000 traditional and multi-unit chain customers. Broadline consists of eleven operating locations that independently design their own product mix, distribution routes and delivery schedules to accommodate the varying needs of their customers. Customized focuses on serving certain of the Company's multi-unit chain customers whose sales volume, growth, product mix, service requirements and geographic locations are such that these customers can be more efficiently served through centralized information systems, dedicated distribution routes and relatively large and consistent orders per delivery. The Customized distribution network covers 50 states and several foreign countries from five distribution facilities. Fresh-Cut processes and distributes a variety of fresh produce primarily for quick-service restaurants mainly in the Southeastern and Southwestern United States.

       The Company operates through the following subsidiaries and division:
Pocahontas Foods, USA, Inc.; Caro Foods, Inc. ("Caro"); Kenneth O. Lester Company, Inc. ("KOL"); Hale Brothers/Summit, Inc.; Milton's Foodservice, Inc. ("Milton's"); Performance Food Group of Texas, LP ("PFG of Texas"); W.J. Powell Company, Inc. ("Powell"); AFI Food Service Distributors, Inc. ("AFI"); Virginia Foodservice Group, Inc. ("VFG"); Affiliated Paper Companies, Inc. ("APC"); PFG-Lester Broadline, Inc. ("Lester"); NorthCenter Foodservice Corporation ("NCF"); Fresh Advantage, Inc. ("Fresh Advantage"); and PFG Florida division.

       The Company uses a 52/53 week fiscal year ending on the Saturday closest to December 31. The fiscal years ended January 1, 2000, January 2, 1999 and December 27, 1997 (52, 53 and 52 week years, respectively) are referred to herein as 1999, 1998 and 1997, respectively. As a result of the merger with NCF on February 26, 1999, discussed in Note 4, the consolidated financial statements for years prior to the combination have been restated to include the accounts and results of operations of NCF.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Principles of Consolidation

       The consolidated financial statements include the accounts of Performance Food Group Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

  (b) Revenue Recognition and Receivables

       Sales are recognized upon the shipment of goods to the customer. Trade accounts and notes receivable represent receivables from customers in the ordinary course of business. Such amounts are recorded net of the allowance for doubtful accounts in the accompanying consolidated balance sheets.

  (c) Inventories

       The Company values inventory at the lower of cost or market using both the first-in, first-out and last-in, first-out ("LIFO") methods. Approximately 9% of the Company's inventories are accounted for using the LIFO method. Inventories consist primarily of food and food-related products.

  (d) Property, Plant and Equipment

       Property, plant and equipment are stated at cost. Depreciation of property, plant and equipment is calculated primarily using the straight-line method over the estimated useful lives of the assets.

       When assets are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts. The difference between the net book value of the asset and proceeds from disposition is recognized as a gain or loss. Routine maintenance and repairs are charged to expense as incurred, while costs of betterments and renewals are capitalized.

  (e) Income Taxes

       The Company follows Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes, which requires the use of the asset and liability method of accounting for deferred income taxes. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts. Future tax benefits, including net operating loss carryforwards, are recognized to the extent that realization of such benefits is more likely than not.

  (f) Intangible Assets

       Intangible assets consist primarily of the excess of the purchase price over the fair value of tangible net assets acquired (goodwill) related to purchase business combinations, costs allocated to customer lists, non-compete agreements and deferred loan costs. These intangible assets are amortized on a straight-line basis over their estimated useful lives, which range from 5 to 40 years.

  (g) Net Earnings Per Common Share

       Basic net earnings per common share is computed using the weighted average number of common shares outstanding during the year. Diluted net earnings per common share is calculated using the weighted average common shares and potentially dilutive common shares, calculated using the treasury stock method, outstanding during the year. Potentially dilutive common shares consist of options issued under various stock plans described in Note 13.

  (h) Stock-Based Compensation

       In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-Based Compensation. This accounting standard encourages, but does not require, companies to record compensation costs for stock-based compensation plans using a fair-value based method of accounting for employee stock options and similar equity instruments. The Company has elected to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock (see Note 13). The Company has adopted the disclosure requirements of SFAS No. 123.

  (i) Accounting Estimates

       The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, sales and expenses. Actual results could differ from those estimates.

  (j) Fair Value of Financial Instruments

       At January 1, 2000 and January 2, 1999, the carrying value of cash, trade accounts and notes receivable, outstanding checks in excess of deposits, trade accounts payable and accrued expenses approximate their fair values due to the relatively short maturities of those instruments. The carrying value of the Company's floating-rate, long-term debt approximates fair value due to the variable nature of the interest rates charged on such borrowings. The Company estimates the fair value of its fixed-rate, long-term debt, consisting primarily of $50.0 million of 6.77% Senior Notes, using discounted cash flow analysis based on current borrowing rates. At January 1, 2000 and January 2, 1999, the fair value of the Company's 6.77% Senior Notes was approximately $48.0 million and $52.8 million, respectively.

  (k) Impairment of Long-Lived Assets

       Long-lived assets, including intangible assets, held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted net cash flows generated by the individual operating location.

  (l) Reclassifications

       Certain amounts in the 1998 and 1997 consolidated financial statements have been reclassified to conform with the 1999 presentation.

3.  CONCENTRATION OF SALES AND CREDIT RISK

       Two of the Company's customers, Cracker Barrel Old Country Stores, Inc. ("Cracker Barrel") and Outback Steakhouse, Inc. ("Outback"), account for a significant portion of the Company's consolidated net sales. Net sales to Cracker Barrel accounted for 17%, 18% and 21% of consolidated net sales for 1999, 1998 and 1997, respectively. Net sales to Outback accounted for 16%, 15% and 15% of consolidated net sales for 1999, 1998 and 1997, respectively. At January 1, 2000, amounts receivable from these two customers represented 18% of total trade receivables.

       Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of trade accounts receivable. As discussed above, a significant portion of the Company's sales and related receivables are generated from two customers. The remainder of the Company's customer base includes a large number of individual restaurants, national and regional chain restaurants and franchises, and other institutional customers. The credit risk associated with trade receivables is minimized by the Company's large customer base and ongoing control procedures which monitor customers' creditworthiness.

4.  BUSINESS COMBINATIONS

       On February 26, 1999, the Company completed a merger with NCF, in which NCF became a wholly owned subsidiary of the Company. NCF was a privately owned foodservice distributor based in Augusta, Maine and had 1998 net sales of approximately $98 million. The merger was accounted for as a pooling-of-interests and resulted in the issuance of approximately 850,000 shares of the Company's common stock in exchange for all of the outstanding stock of NCF. Accordingly, the consolidated financial statements for periods prior to the combination have been restated to include the accounts and results of operations of NCF. The Company incurred nonrecurring merger expenses of $3.8 million in 1999 associated with the NCF merger. These expenses include professional fees and transaction costs, as well as certain contractual payments to NCF employees.

       The results of operations of the Company and NCF, including the related $3.8 million of nonrecurring merger expenses, and the combined amounts presented in the accompanying consolidated financial statements are summarized below:

                                                            1999         1998
                                                         ----------   ----------
                                                             (IN THOUSANDS)
Net sales:
  The Company..........................................  $1,945,370   $1,622,870
  NCF..................................................     110,228       98,446
                                                         ----------   ----------
  Combined.............................................  $2,055,598   $1,721,316
                                                         ==========   ==========
Net earnings:
  The Company..........................................  $   18,818   $   16,168
  NCF..................................................         433        1,242
                                                         ----------   ----------
  Combined.............................................  $   19,251   $   17,410
                                                         ==========   ==========

       Adjustments to conform to NCF's accounting methods and practices to those of the Company consisted primarily of depreciation and were not material. Prior to the merger, NCF's fiscal year end was the Saturday closest to February 28. For 1998, NCF conformed its fiscal year end to that of the Company. The effect of conforming NCF's year end was approximately $98,000.

       NCF, prior to the merger with the Company, was treated as an S-corporation for Federal income tax purposes. The following disclosures, including unaudited pro forma tax expense, present the combined results of operations, excluding nonrecurring merger expenses of $3.8 million, as if NCF was taxed as a C-corporation for the years presented:

                                                            1999         1998
                                                         ----------   ----------
                                                          (IN THOUSANDS, EXCEPT
                                                           PER SHARE AMOUNTS)
Net sales..............................................  $2,055,598   $1,721,316
Cost of goods sold.....................................   1,773,632    1,491,079
                                                         ----------   ----------
  Gross profit.........................................     281,966      230,237
Operating expenses.....................................     242,625      198,646
                                                         ----------   ----------
  Operating profit.....................................      39,341       31,591
Other income (expense):
  Interest expense.....................................      (5,388)      (4,411)
  Other, net...........................................       1,110          195
                                                         ----------   ----------
     Other expense, net................................      (4,278)      (4,216)
                                                         ----------   ----------
     Earnings before income taxes......................      35,063       27,375
Income tax expense.....................................      13,359       10,539
                                                         ----------   ----------
     Net earnings......................................  $   21,704   $   16,836
                                                         ==========   ==========
Weighted average common shares outstanding.............      13,772       13,398
Basic net earnings per common share....................  $     1.58   $     1.26
Weighted average common shares and dilutive potential
  common shares outstanding............................      14,219       13,925
Diluted net earnings per common share..................  $     1.53   $     1.21

       On August 28, 1999, the Company acquired the common stock of Dixon Tom-A-Toe Companies, Inc. ("Dixon"), an Atlanta-based privately owned processor of fresh-cut produce. Dixon has operations in the Southeastern and Midwestern United States. Its operations have been combined with the operations of Fresh Advantage, Inc. On August 31, 1999, AFI acquired certain net assets of State Hotel Supply Company, Inc. ("State Hotel"), a privately owned meat processor based in Newark, New Jersey. State Hotel provides Certified Angus Beef and other meats to many of the leading restaurants and food retailers in New York City and the surrounding region. The financial results of State Hotel have been combined with the operations of AFI. On December 13, 1999, VFG acquired certain net assets of Nesson Meat

Sales ("Nesson"), a privately owned meat processor based in Norfolk, Virginia. Nesson supplies Certified Angus Beef and other meats to many leading restaurants and other foodservice operations in the Tidewater Virginia area. The financial results of Nesson have been combined with the operations of VFG. Together, Nesson, Dixon and State Hotel had 1998 sales, which will contribute to the Company's ongoing operations, of approximately $100 million. The aggregate purchase price for the common stock of Dixon and the net assets of Nesson and State Hotel was $20.4 million. To fund these acquisitions, the Company issued approximately 304,000 shares of its common stock and financed $11.9 million with proceeds from the Credit Facility. The aggregate consideration payable to the former shareholders of Dixon and State Hotel is subject to increase in certain circumstances.

       The acquisitions of Nesson, Dixon and State Hotel have been accounted for using the purchase method; therefore, the acquired assets and liabilities have been recorded at their estimated fair values at the dates of acquisition. The excess of the purchase price over the fair value of tangible net assets acquired for these acquisitions was approximately $19.8 million and is being amortized on a straight-line basis over estimated lives ranging from 5 to 40 years.

       On June 1, 1998, the Company acquired certain net assets related to the group and chemicals business of APC, a privately owned marketing organization based in Tuscaloosa, Alabama. APC provides procurement and merchandising services for a variety of paper, disposable and sanitation supplies to a number of independent distributors. On July 27, 1998, the Company acquired certain net assets of VFG based in Richmond, Virginia, a division of a privately owned foodservice distributor in which a member of the Company's management has a minor ownership interest. VFG is a foodservice distributor primarily servicing traditional foodservice customers in the central Virginia market. Collectively, these companies had 1997 net sales of approximately $69 million. The aggregate purchase price for the assets of APC and VFG was approximately $29.4 million, which includes an additional $4.4 million paid in the first quarter of 1999 to the former shareholders of VFG, and an additional $1.1 million paid in the second quarter of 1999 to the former shareholders of APC as a result of meeting certain performance criteria under the purchase agreements. These purchases were financed with proceeds from the Company's credit facilities. The aggregate consideration payable to the former shareholders of APC and VFG is subject to further increase in certain circumstances.

       The acquisitions of APC and VFG have been accounted for using the purchase method. Therefore, the acquired assets and liabilities have been recorded at their estimated fair values at the dates of acquisition. The excess of the purchase price over the fair value of tangible net assets acquired of $29.4 million is being amortized on a straight-line basis over estimated lives ranging from 5 to 40 years.

       The consolidated statements of earnings and cash flows reflect the results of these acquired companies from the dates of acquisition through January 1, 2000. The unaudited consolidated results of operations on a pro forma basis as though these acquisitions had been consummated as of the beginning of 1998 are as follows:

                                                            1999          1998
                                                         -----------   -----------
                                                         (IN THOUSANDS, EXCEPT PER
                                                              SHARE AMOUNTS)
Net sales..............................................  $2,122,242    $1,858,760
Gross profit...........................................     295,898       261,122
Net earnings...........................................      17,278        13,584
Basic net earnings per common share....................  $     1.24    $      .99
Diluted net earnings per common share..................        1.20           .95

       The pro forma results are presented for information only and are not necessarily indicative of the operating results that would have occurred had the NCF merger and the other acquisitions been consummated as of the above dates.

5.  PROPERTY, PLANT AND EQUIPMENT

       Property, plant and equipment as of January 1, 2000 and January 2, 1999 consist of the following:

                                                              1999       1998
                                                            --------   --------
                                                              (IN THOUSANDS)
Land......................................................  $  5,952   $  3,818
Buildings and building improvements.......................    79,272     69,383
Transportation equipment..................................    19,334     18,118
Warehouse and plant equipment.............................    33,159     23,370
Office equipment, furniture and fixtures..................    23,993     16,956
Leasehold improvements....................................     5,081      3,794
Construction-in-process...................................     9,302      2,402
                                                            --------   --------
                                                             176,093    137,841
Less accumulated depreciation and amortization............    62,163     44,439
                                                            --------   --------
Property, plant and equipment, net........................  $113,930   $ 93,402
                                                            ========   ========

6.  SUPPLEMENTAL CASH FLOW INFORMATION

       Supplemental disclosures of cash flow information for 1999, 1998 and 1997 are as follows:

                                                      1999      1998       1997
                                                    --------   -------   --------
                                                           (IN THOUSANDS)
Cash paid during the year for:
  Interest........................................  $  5,323   $ 3,908   $  2,785
                                                    ========   =======   ========
  Income taxes....................................  $  7,126   $12,262   $  6,583
                                                    ========   =======   ========
Effects of companies acquired:
  Fair value of assets acquired...................  $ 49,097   $33,417   $101,536
  Fair value of liabilities assumed...............   (22,521)   (9,560)   (30,390)
  Stock issued for acquisitions...................    (8,510)       --    (16,515)
                                                    --------   -------   --------
          Net cash paid for acquisitions..........  $ 18,066   $23,857   $ 54,631
                                                    ========   =======   ========

7.  FINANCIAL INSTRUMENTS

       The Company uses forward swap contracts for hedging purposes to reduce the effect of changing fuel prices. These contracts are recorded using hedge accounting. Under hedge accounting, the gain or loss on the hedge is deferred and recorded as a component of the underlying expense.

       During the second quarter of 1999, the Company entered into a forward swap contract for fuel, which is used in the normal course of its distribution business. This contract fixes a certain portion of the Company's forecasted fuel costs through March 2000. The following table represents the Company's outstanding fuel hedge contract as of January 1, 2000:

                                                      NOTIONAL    AVERAGE    ESTIMATED
                                                       AMOUNT     CONTRACT     FAIR
                                                      (GALLONS)    PRICE       VALUE
                                                      ---------   --------   ---------
                                                       (IN THOUSANDS, EXCEPT AVERAGE
                                                              CONTRACT PRICE)
Forward swap contract...............................    1,777      $.4230      $489

8.  LONG-TERM DEBT

       Long-term debt as of January 1, 2000 and January 2, 1999 consists of the following:

                                                             1999       1998
                                                            -------    -------
                                                              (IN THOUSANDS)
Revolving Credit Facility...............................    $34,994    $12,453
Senior Notes............................................     50,000     50,000
Industrial Revenue Bonds................................      4,640         --
ESOP loan...............................................      2,335      2,869
Other notes payable.....................................      1,138      9,780
                                                            -------    -------
          Total long-term debt..........................     93,107     75,102
Less current maturities.................................        703        797
                                                            -------    -------
  Long-term debt, excluding current installments........    $92,404    $74,305
                                                            =======    =======

  Revolving Credit Facility

       On March 5, 1999, the Company entered into an $85.0 million revolving credit facility with a group of commercial banks which replaced the Company's existing $30.0 million credit facility. In addition, the Company entered into a $5.0 million working capital line of credit with the lead bank of the group. Collectively, these two facilities are referred to as the "Credit Facility." The Credit Facility expires in March 2002. Approximately $35.0 million was outstanding under the Credit Facility at January 1, 2000. The Credit Facility also supports up to $10.0 million of letters of credit. At January 1, 2000, the Company was contingently liable for $6.3 million of outstanding letters of credit that reduce amounts available under the Credit Facility. At January 1, 2000, the Company had $48.7 million available under the Credit Facility. The Credit Facility bears interest at LIBOR plus a spread over LIBOR, which varies based on the ratio of funded debt to total capital. At January 1, 2000, the Credit Facility bore interest at 6.65%. Additionally, the Credit Facility requires the maintenance of certain financial ratios, as defined in the Company's credit agreement, regarding debt to capitalization, interest coverage and minimum net worth.

  Senior Notes

       In May 1998, the Company issued $50.0 million of unsecured 6.77% Senior Notes due May 8, 2010 in a private placement. Interest is payable semi-annually. The Senior Notes require the maintenance of certain financial ratios, as defined, regarding debt to capital, fixed charge coverage and minimum net worth. Proceeds of the issuance were used to repay amounts outstanding under the Company's credit facilities and for general corporate purposes.

  Industrial Revenue Bonds

       On March 19, 1999, $9.0 million of Industrial Revenue Bonds were issued on behalf of a subsidiary of the Company to finance the construction of a produce-processing facility. These bonds mature in March 2019. Approximately $4.6 million of the proceeds from these bonds have been used and are reflected on the Company's consolidated balance sheet as of January 1, 2000. Interest varies as determined by the remarketing agent for the bonds and was 5.55% at January 1, 2000. The bonds are secured by a letter of credit issued by a commercial bank.

  ESOP Loan

       The Company sponsors a leveraged employee stock ownership plan that was financed with proceeds of a note payable to a commercial bank (the "ESOP loan"). The ESOP loan is secured by the common stock of the Company acquired by the employee stock ownership plan and is guaranteed by the Company. The loan is payable in quarterly installments of $170,000, which includes interest based on LIBOR plus a spread over LIBOR (5.74% at January 1, 2000). The loan matures in 2003.

       Maturities of long-term debt are as follows:

                                                              (IN THOUSANDS)
2000........................................................     $   703
2001........................................................         711
2002........................................................      35,697
2003........................................................         614
2004........................................................          42
Thereafter..................................................      55,340
                                                                 -------
          Total long-term debt..............................     $93,107
                                                                 =======

9.  SHAREHOLDERS' EQUITY

       In May 1997, the Company's Board of Directors approved a shareholder rights plan. A dividend of one stock purchase right (a "Right") per common share was distributed to shareholders of record on May 30, 1997. Common shares issued subsequent to the adoption of the rights plan automatically have Rights attached to them. Under certain circumstances, each Right entitles the shareholders to one-hundredth of one share of preferred stock, par value $.01 per share, at an initial exercise price of $100 per Right. The Rights will be exercisable only if a person or group acquires 15% or more of the Company's outstanding common stock. Until the Rights become exercisable, they have no dilutive effect on the Company's net earnings per common share. The Company can redeem the Rights, which are non-voting, at any time prior to their becoming exercisable at a redemption price of $.001 per Right. The Rights will expire in May 2007, unless redeemed earlier by the Company.

10.  LEASES

       The Company leases various warehouse and office facilities and certain equipment under long-term operating lease agreements that expire at various dates. At January 1, 2000, the Company is obligated under operating lease agreements to make future minimum lease payments as follows:

                                                              (IN THOUSANDS)
2000........................................................     $15,221
2001........................................................      13,159
2002........................................................      11,494
2003........................................................       8,622
2004........................................................       5,989
Thereafter..................................................      31,129
                                                                 -------
          Total minimum lease payments......................     $85,614
                                                                 =======

       Total rental expense for operating leases in 1999, 1998 and 1997 was approximately $16.3 million, $12.8 million and $10.1 million, respectively.

       During the third quarter of 1999, the Company increased its master operating lease facility from $42.0 million to $47.0 million, which is used to construct or purchase four distribution centers. Two of these distribution centers became operational in early 1999, and two distribution centers are planned to become operational in 2000. Under this agreement, the lessor owns the distribution centers, incurs the related debt to construct the facilities, and thereafter leases each facility to the Company. The Company has entered into a commitment to lease each facility for a period beginning upon completion of each property and ending on September 12, 2002, including extensions. Upon the expiration of each lease, the Company has the option to renegotiate the lease, sell the facility to a third party, or purchase the facility at its original cost. If the Company does not exercise its purchase options, the Company has maximum residual value guarantees of 88% of the aggregate property cost. These residual value guarantees are not included in the above table of future minimum lease payments. The Company expects the fair value of the properties included in this facility to eliminate or substantially reduce the Company's exposure under the residual value guarantees. Through January 1, 2000, total construction expenditures by the lessor were approximately $32.1 million under this facility.

11.  INCOME TAXES

       Income tax expense consists of the following:

                                                         1999      1998     1997
                                                        -------   ------   ------
                                                             (IN THOUSANDS)
Current:
  Federal.............................................  $11,677   $8,048   $6,800
  State...............................................      747      537      257
                                                        -------   ------   ------
                                                         12,424    8,585    7,057
                                                        -------   ------   ------
Deferred:
  Federal.............................................     (608)   1,208    1,174
  State...............................................      184      172       67
                                                        -------   ------   ------
                                                           (424)   1,380    1,241
                                                        -------   ------   ------
          Total income tax expense....................  $12,000   $9,965   $8,298
                                                        =======   ======   ======

       The effective income tax rates for 1999, 1998 and 1997 were 38.4%, 36.4% and 37.4%, respectively. Actual income tax expense differs from the amount computed by applying the applicable U.S. Federal corporate income tax rate of 35% to earnings before income taxes as follows:

                                                         1999      1998     1997
                                                        -------   ------   ------
                                                             (IN THOUSANDS)
Federal income taxes computed at statutory rate.......  $10,938   $9,581   $7,769
Increase (decrease) in income taxes resulting from:
  State income taxes, net of federal income tax
     benefit..........................................      211      464      211
  Non-deductible expenses.............................      306      126      135
  Tax credits.........................................     (353)      --       --
  Losses attributable to S-corporation periods........      283     (535)    (328)
  Amortization of goodwill............................      340      288      164
  Other, net..........................................      275       41      347
                                                        -------   ------   ------
          Total income tax expense....................  $12,000   $9,965   $8,298
                                                        =======   ======   ======

       Deferred income taxes are recorded based upon the tax effects of differences between the financial statement and tax bases of assets and liabilities and available tax loss carryforwards. Temporary differences and carryforwards that created significant deferred tax assets and liabilities at January 1, 2000 and January 2, 1999 were as follows:

                                                               1999      1998
                                                              -------   -------
                                                               (IN THOUSANDS)
Deferred tax assets:
  Allowance for doubtful accounts...........................  $ 1,647   $ 1,103
  Inventories...............................................      461        --
  Accrued employee benefits.................................    1,150        --
  Self-insurance reserves...................................    1,333     1,429
  Deferred income...........................................      559       101
  State operating loss carryforwards........................      732       228
  Tax credit carryforwards..................................      825        --
  Other.....................................................      219       100
                                                              -------   -------
          Total gross deferred tax assets...................    6,926     2,961
  Less valuation allowance..................................     (194)     (194)
                                                              -------   -------
          Net deferred tax assets...........................    6,732     2,767
                                                              -------   -------
Deferred tax liabilities:
  Property, plant and equipment.............................    7,991     6,263
  Inventories...............................................       --       139
  Basis difference in intangible assets.....................    1,465       880
                                                              -------   -------
          Total gross deferred tax liabilities..............    9,456     7,282
                                                              -------   -------
          Net deferred tax liability........................  $(2,724)  $(4,515)
                                                              =======   =======

       The net deferred income tax liabilities are presented in the January 1, 2000 and January 2, 1999 consolidated balance sheets as follows:

                                                               1999      1998
                                                              -------   -------
                                                               (IN THOUSANDS)
Current deferred tax asset..................................  $ 5,570   $   808
Noncurrent deferred tax liability...........................   (8,294)   (5,323)
                                                              -------   -------
          Net deferred tax liability........................  $(2,724)  $(4,515)
                                                              =======   =======

       The valuation allowance relates primarily to state net operating loss carryforwards of certain of the Company's subsidiaries. The state net operating loss carryforwards expire in years 2009 through 2019. The Company has a state income tax credit carryforward of approximately $825,000 which expires in 2004. The Company believes the deferred tax assets, net of the valuation allowance, will more likely than not be realized.

12.  EMPLOYEE BENEFITS

  Employee Savings and Stock Ownership Plan

       The Company sponsors the Performance Food Group Company Employee Savings and Stock Ownership Plan (the "ESOP"). The ESOP consists of two components: a leveraged employee stock ownership plan and a defined contribution plan covering substantially all full-time employees.

       In 1988, the ESOP acquired 1,821,398 shares of the Company's common stock from existing shareholders, financed with assets transferred from predecessor plans and the proceeds of the ESOP loan, discussed in Note 8. The Company is required to make contributions to the ESOP equal to the principal and interest amounts due on the ESOP loan. Accordingly, the outstanding balance of the ESOP loan is included in the Company's consolidated balance sheets as a liability with an offsetting amount included as a reduction of shareholders' equity.

       The ESOP expense recognized by the Company is equal to the principal portion of the required payments. Interest on the ESOP loan is recorded as interest expense. The Company contributed approximately $680,000 to the ESOP per year in 1999, 1998 and 1997. These amounts included interest expense on the ESOP loan of approximately $146,000, $182,000 and $212,000 in 1999, 1998 and 1997,
respectively. The release of ESOP shares is based upon debt-service payments. Upon release, the shares are allocated to participating employees' accounts. At January 1, 2000, 925,611 shares had been allocated to participant accounts and 355,568 shares were held as collateral for the ESOP loan. All ESOP shares are considered outstanding for earnings-per-share calculations.

       Employees participating in the defined contribution component of the ESOP may elect to contribute between 1% and 15% of their qualified salary under the provisions of Internal Revenue Code Section 401(k). Beginning in 1997, the Company matched one half of the first 3% of employee deferrals under the ESOP, for a total match of 1.5%. In 1999, the Company matched 100% of the first 1% of employee contributions, and 50% of the next 2% of employee contributions, for a total match of 2%. Total matching contributions were $1,312,000, $684,000 and $549,000 for 1999, 1998 and 1997, respectively. The Company, at the discretion of the Board of Directors, may make additional contributions to the ESOP. The Company made no discretionary contributions under the defined contribution portion of the ESOP in 1999, 1998 or 1997.

  Employee Health Benefit Plans

       The Company sponsors a self-insured, comprehensive health benefit plan designed to provide insurance coverage to all full-time employees and their dependents. The Company accrues its estimated liability for these self-insured benefits, including an estimate for incurred but not reported claims. This accrual is included in accrued expenses in the consolidated balance sheets. The Company provides no post-retirement benefits to former employees.

13.  STOCK COMPENSATION PLANS

       At January 1, 2000, the Company had four stock-based compensation plans, which are described in the following paragraphs. In accordance with APB No. 25, no compensation expense has been recognized for the Company's stock option plans and stock purchase plan. Had compensation expense for those plans been determined based on the fair value at the grant date, consistent with the method in SFAS No. 123, the Company's net earnings and net earnings per common share would have been reduced to the following pro forma amounts:

                                                       (IN THOUSANDS EXCEPT PER SHARE
                                                                  AMOUNTS)
                                                       ------------------------------
                                                         1999       1998       1997
                                                       --------   --------   --------
Net earnings............................  As reported  $19,251    $17,410    $13,900
                                          Pro forma     17,311     15,726     13,030
Basic net earnings per common share.....  As reported  $  1.40    $  1.30    $  1.09
                                          Pro forma       1.26       1.17       1.02
Diluted net earnings per common share...  As reported  $  1.35    $  1.25    $  1.04
                                          Pro forma       1.22       1.13        .98

       The fair value of each option was estimated at the grant date using the Black-Scholes option-pricing model. The following weighted-average assumptions were used for all stock option plan grants in 1999, 1998 and 1997, respectively: risk-free interest rates of 5.28%, 5.56% and 6.14%; expected volatilities of 44.3%, 45.8% and 46.5%; expected option lives of 7.2 years, 6.4 years and 7.6 years; and expected dividend yields of 0%, 0% and 0%.

       The pro forma effects of applying SFAS No. 123 are not indicative of future amounts because SFAS No. 123 does not apply to awards granted prior to fiscal 1996. Additional stock option awards are anticipated in future years.

  Stock Option and Incentive Plans

       The Company sponsors the 1989 Nonqualified Stock Option Plan (the "1989 Plan"). The options granted under this plan vest ratably over a four-year period from date of grant. At January 1, 2000, 141,870 options were outstanding, all of which were exercisable. The options have terms of 10 years from the date of grant. No grants have been made under the 1989 Plan since July 21, 1993.

       The Company also sponsors the 1993 Outside Directors Stock Option Plan (the "Directors Plan"). A total of 105,000 shares have been authorized in the Directors Plan. The Directors Plan provides for an initial grant to each non-employee member of the Board of Directors of 5,250 options and an annual grant of 2,500 options at the then current market price. Options granted under the Directors Plan totaled 10,000 in 1999, 12,750 in 1998 and 7,500 in 1997. These options vest one year from the date of grant and have terms of 10 years from the grant date. At January 1, 2000, 59,500 options were outstanding, of which 49,500 were exercisable.

       The 1993 Employee Stock Incentive Plan (the "1993 Plan") provides for the award of up to 1,625,000 shares of common stock to officers, key employees and consultants of the Company. Awards under the 1993 Plan may be in the form of stock options, stock appreciation rights, restricted stock, deferred stock, stock purchase rights or other stock-based awards. The terms of grants under the 1993 Plan are established at the date of grant. No grants of common stock or related rights were made in 1999, 1998 or 1997. Stock options granted under the 1993 Plan totaled 259,140, 405,280 and 122,100 for 1999, 1998 and 1997,
respectively. Options granted in 1999, 1998 and 1997 vest four years from the date of the grant. At January 1, 2000, 1,078,670 options were outstanding, of which 93,365 were exercisable.

       A summary of the Company's stock option activity and related information for all stock option plans for 1999, 1998 and 1997 is as follows:

                                            1999                    1998                    1997
                                   ----------------------   ---------------------   ---------------------
                                                WEIGHTED-               WEIGHTED-               WEIGHTED-
                                                 AVERAGE                 AVERAGE                 AVERAGE
                                                EXERCISE                EXERCISE                EXERCISE
                                     SHARES       PRICE      SHARES       PRICE      SHARES       PRICE
                                   ----------   ---------   ---------   ---------   ---------   ---------
Outstanding at beginning of
  year...........................   1,338,047    $12.65     1,050,639    $ 9.91     1,016,162    $ 8.66
  Granted........................     269,140     25.52       418,030     18.66       129,600     17.93
  Exercised......................    (284,289)     4.79       (73,095)     5.58       (86,972)     5.43
  Canceled.......................     (42,858)    17.25       (57,527)    14.53        (8,151)    12.67
                                   ----------    ------     ---------    ------     ---------    ------
Outstanding at end of year.......   1,280,040    $16.99     1,338,047    $12.65     1,050,639    $ 9.91
                                   ----------    ------     ---------    ------     ---------    ------
Options exercisable at
  year-end.......................     284,735    $ 8.66       530,323    $ 6.18       569,448    $ 5.75
                                   ----------    ------     ---------    ------     ---------    ------
Weighted-average fair value of
  options granted during the
  year...........................                $13.84                  $ 9.83                  $10.58
                                                 ------                  ------                  ------

       The following table summarizes information about stock options outstanding at January 1, 2000:

                                                    OPTIONS OUTSTANDING
                                          ----------------------------------------      OPTIONS EXERCISABLE
                                                            WEIGHTED-                --------------------------
                                                             AVERAGE     WEIGHTED-                    WEIGHTED-
                                                            REMAINING     AVERAGE                      AVERAGE
                                          OUTSTANDING AT   CONTRACTUAL   EXERCISE    EXERCISABLE AT   EXERCISE
RANGE OF EXERCISE PRICE                    JAN. 1, 2000       LIFE         PRICE      JAN. 1, 2000      PRICE
-----------------------                   --------------   -----------   ---------   --------------   ---------
$ 3.67-$ 9.33...........................      161,370          2.88       $ 5.82        161,370        $ 5.82
$10.00-$14.50...........................      340,644          5.74        13.33         95,615         10.35
$15.56-$21.00...........................      525,371          8.00        18.52         27,750         19.35
$23.75-$28.40...........................      252,655          9.28        25.84             --            --
                                            ---------          ====       ------        -------        ------
$ 3.67-$28.40...........................    1,280,040                     $16.99        284,735        $ 8.66
                                            =========                     ======        =======        ======

  Employee Stock Purchase Plan

       The Company maintains the Performance Food Group Employee Stock Purchase Plan (the "Stock Purchase Plan"), which permits eligible employees to invest by means of periodic payroll deductions in the Company's common stock at 85% of the lesser of the market price or the average market price as defined in the plan document. The Company is authorized to issue 362,500 shares under the Stock Purchase Plan. At January 1, 2000, subscriptions under the Stock Purchase Plan were outstanding for approximately 34,000 shares at $20.72 per share.

14.  RELATED PARTY TRANSACTIONS

       The Company leases land and buildings from certain shareholders and members of their families. The Company made lease payments under these leases of approximately $908,000, $673,000 and $604,000 in 1999, 1998 and 1997,
respectively. The Company believes the terms of these leases are no less favorable than those that would have been obtained from unaffiliated parties.

       In addition, the Company paid approximately $294,000 in 1997 to a company that is owned by a shareholder of the Company and a member of his family for transportation services. No such payments were made in 1999 or 1998.

       In July 1998, the Company acquired certain net assets of VFG, a division of a privately owned foodservice distributor in which a member of the Company's management has a minor ownership interest. The Company believes the terms of this transaction were no less favorable than those that would have been obtained from unaffiliated parties.

15.  CONTINGENCIES

       The Company is engaged in various legal proceedings which have arisen in the normal course of business, but have not been fully adjudicated. In the opinion of management, the outcome of these proceedings will not have a material adverse effect on the Company's consolidated financial condition or results of operations.

16.  INDUSTRY SEGMENT INFORMATION

       The Company has three reportable segments: Broadline, Customized and Fresh-Cut. The accounting policies of the reportable segments are the same as those described in Note 1. Certain 1998 and 1997 amounts have been reclassified to conform to the 1999 presentation, consistent with management's reporting structure:

                                                                    FRESH-    CORPORATE &
                                          BROADLINE    CUSTOMIZED     CUT     INTERSEGMENT   CONSOLIDATED
                                          ----------   ----------   -------   ------------   ------------
                                                                  (IN THOUSANDS)
1999
Net external sales......................  $1,145,536    $823,742    $86,320     $     --      $2,055,598
Intersegment sales......................       3,575          --     13,186      (16,761)             --
Operating profit........................      30,167       9,933      5,009       (5,168)         39,341
Total assets............................     308,531      93,776     48,259       11,479         462,045
Interest expense (income)...............       6,953       2,447        260       (4,272)          5,388
Depreciation and amortization...........       9,906       1,605      2,033          593          14,137
Capital expenditures....................      13,831       1,711      9,292        1,172          26,006
1998
Net external sales......................  $  985,729    $676,794    $58,793     $     --      $1,721,316
Intersegment sales......................       2,879          --     13,409      (16,288)             --
Operating profit........................      23,011       8,271      3,614       (3,305)         31,591
Total assets............................     279,471      80,866     15,167       12,208         387,712
Interest expense (income)...............       8,376       1,122       (537)      (4,550)          4,411
Depreciation and amortization...........       8,702       1,455      1,219          125          11,501
Capital expenditures....................       9,308      15,738      1,500          117          26,663
1997
Net external sales......................  $  755,831    $535,004    $40,167     $     --      $1,331,002
Intersegment sales......................       2,811          --     12,907      (15,718)             --
Operating profit........................      20,590       5,123      2,133       (2,781)         25,065
Total assets............................     225,673      61,701     14,198        7,373         308,945
Interest expense (income)...............       6,216       1,274       (289)      (4,223)          2,978
Depreciation and amortization...........       6,094       1,350      1,045          103           8,592
Capital expenditures....................       6,922       1,048        997           87           9,054

                     INDEPENDENT ACCOUNTANTS' REVIEW REPORT

The Board of Directors and Shareholders
Performance Food Group Company:

       We have reviewed the accompanying condensed consolidated balance sheet of Performance Food Group Company and subsidiaries (the Company) as of September 30, 2000, the related condensed consolidated statements of earnings for the three-month and nine-month periods ended September 30, 2000 and October 2, 1999, and the related condensed consolidated statements of cash flows for the nine-month periods ended September 30, 2000 and October 2, 1999. These condensed consolidated financial statements are the responsibility of the Company's management.

       We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

       Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.

       We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of Performance Food Group Company and subsidiaries as of January 1, 2000, and the related consolidated statements of earnings, shareholders' equity and cash flows for the year then ended (not presented herein); and in our report dated February 7, 2000, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of January 1, 2000 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

                                          /s/ KPMG LLP

Richmond, Virginia
October 30, 2000

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                              SEPTEMBER 30,   JANUARY 1,
                                                                  2000           2000
                                                              -------------   ----------
                                                               (UNAUDITED)
                                                                    (IN THOUSANDS)
                                         ASSETS
Current assets:
  Cash......................................................    $  9,607       $  5,606
  Trade accounts and notes receivable, net..................     150,687        119,126
  Inventories...............................................     120,751        108,550
  Other current assets......................................       9,595          9,600
                                                                --------       --------
          Total current assets..............................     290,640        242,882
Property, plant and equipment, net..........................     125,915        113,930
Intangible assets, net......................................     111,235        103,328
Other assets................................................       1,436          1,905
                                                                --------       --------
          Total assets......................................    $529,226       $462,045
                                                                ========       ========
                          LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Outstanding checks in excess of deposits..................    $ 27,009       $ 14,082
  Current installments of long-term debt....................         701            703
  Trade accounts payable....................................     131,477        116,821
  Other current liabilities.................................      44,190         40,397
                                                                --------       --------
          Total current liabilities.........................     203,377        172,003
Long-term debt, excluding current installments..............     110,430         92,404
Deferred income taxes.......................................       8,391          8,294
                                                                --------       --------
          Total liabilities.................................     322,198        272,701
Shareholders' equity........................................     207,028        189,344
                                                                --------       --------
          Total liabilities and shareholders' equity........    $529,226       $462,045
                                                                ========       ========

See accompanying notes to unaudited condensed consolidated financial statements.

           CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS (UNAUDITED)

                                                THREE MONTHS ENDED              NINE MONTHS ENDED
                                            ---------------------------    ---------------------------
                                            SEPTEMBER 30,    OCTOBER 2,    SEPTEMBER 30,    OCTOBER 2,
                                                2000            1999           2000            1999
                                            -------------    ----------    -------------    ----------
                                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales.................................    $693,127        $534,583      $1,927,480      $1,502,921
Cost of goods sold........................     599,904         460,208       1,669,869       1,297,698
                                              --------        --------      ----------      ----------
          Gross profit....................      93,223          74,375         257,611         205,223
Operating expenses........................      78,084          62,266         222,520         176,758
                                              --------        --------      ----------      ----------
  Operating profit........................      15,139          12,109          35,091          28,465
Other income (expense):
  Interest expense........................      (1,716)         (1,299)         (4,604)         (3,942)
  Nonrecurring merger expenses............          --              --              --          (3,812)
  Other, net..............................          10             862              50             966
                                              --------        --------      ----------      ----------
  Other expense, net......................      (1,706)           (437)         (4,554)         (6,788)
                                              --------        --------      ----------      ----------
  Earnings before income taxes............      13,433          11,672          30,537          21,677
Income tax expense........................       5,104           4,436          11,604           8,360
                                              --------        --------      ----------      ----------
  Net earnings............................    $  8,329        $  7,236      $   18,933      $   13,317
                                              ========        ========      ==========      ==========
Basic net earnings per common share.......    $   0.60        $   0.52      $     1.36      $     0.97
                                              ========        ========      ==========      ==========
Weighted average common shares
  outstanding.............................      13,983          13,911          13,948          13,659
                                              ========        ========      ==========      ==========
Diluted net earnings per common share.....    $   0.57        $   0.50      $     1.31      $     0.94
                                              ========        ========      ==========      ==========
Weighted average common shares and
  dilutive potential common shares
  outstanding.............................      14,697          14,368          14,487          14,125
                                              ========        ========      ==========      ==========

See accompanying notes to unaudited condensed consolidated financial statements.

          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                                                                   NINE MONTHS ENDED
                                                              ---------------------------
                                                              SEPTEMBER 30,    OCTOBER 2,
                                                                  2000            1999
                                                              -------------    ----------
                                                                    (IN THOUSANDS)
Cash flows from operating activities:
  Net earnings..............................................    $ 18,933        $ 13,317
  Adjustments to reconcile net earnings to net cash provided by operating activities:
     Depreciation...........................................      10,105           8,033
     Amortization...........................................       2,848           2,220
     ESOP contributions applied to principal of ESOP debt...         412             400
     Gain on sale of investment.............................          --            (768)
     Loss on disposal of property, plant and equipment......          36              56
     Change in operating assets and liabilities, net........     (21,541)          6,232
                                                                --------        --------
          Net cash provided by operating activities.........      10,793          29,490
Cash flows from investing activities:
  Purchases of property, plant and equipment................     (22,059)        (14,357)
  Proceeds from sale of investment..........................          --           1,563
  Proceeds from sale of property, plant and equipment.......         634              97
  Net cash paid for acquisitions............................      (8,800)        (15,818)
  Decrease (increase) in intangibles and other assets.......         425            (251)
                                                                --------        --------
          Net cash used by investing activities.............     (29,800)        (28,766)
Cash flows from financing activities:
  Increase (decrease) in outstanding checks in excess of
     deposits...............................................      12,683         (17,750)
  Net borrowings on notes payable to banks..................      15,032          18,890
  Proceeds from issuance of long-term debt..................       3,454           2,394
  Principal payments on long-term debt......................        (634)         (8,946)
  Repurchases of common stock...............................     (11,907)             --
  Distributions of pooled company...........................          --          (1,025)
  Employee stock option, incentive and employee stock
     purchase plans and related income tax benefits.........       4,380           4,985
                                                                --------        --------
          Net cash provided by (used for) financing
            activities......................................      23,008          (1,452)
                                                                --------        --------
Net increase (decrease) in cash.............................       4,001            (728)
Cash at beginning of period.................................       5,606           7,796
                                                                --------        --------
Cash at end of period.......................................    $  9,607        $  7,068
                                                                ========        ========

See accompanying notes to unaudited condensed consolidated financial statements.

         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                     SEPTEMBER 30, 2000 AND OCTOBER 2, 1999

1.  BASIS OF PRESENTATION

       The accompanying condensed consolidated financial statements of Performance Food Group Company and subsidiaries (the "Company") are unaudited, with the exception of the January 1, 2000 condensed consolidated balance sheet, which was derived from the audited consolidated balance sheet in the Company's latest Annual Report on Form 10-K. The unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial reporting, and in accordance with Rule 10-01 of Regulation S-X.

       In the opinion of management, the unaudited condensed consolidated financial statements contained in this report reflect all adjustments, consisting of only normal recurring accruals, which are necessary for a fair presentation of the financial position and the results of operations for the interim periods presented. The results of operations for any interim period are not necessarily indicative of results for the full year.

       These unaudited condensed consolidated financial statements, note disclosures and other information should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's latest Annual Report on Form 10-K.

2.  BUSINESS COMBINATIONS

       On February 26, 1999, the Company completed a merger with NorthCenter Foodservice Corporation ("NCF"), in which NCF became a wholly-owned subsidiary of the Company. NCF was a privately-owned foodservice distributor based in Augusta, Maine, and had 1998 net sales of approximately $98 million. The merger was accounted for as a pooling-of-interests and resulted in the issuance of approximately 850,000 shares of the Company's common stock in exchange for all of the outstanding stock of NCF. Accordingly, the consolidated financial statements for periods prior to the combination had been restated to include the accounts and results of operations of NCF. The Company incurred nonrecurring merger expenses of $3.8 million in 1999 associated with the NCF merger. These expenses included certain contractual payments to NCF employees, as well as professional fees and transaction costs.

       The results of operations of the Company and NCF, including the related $3.8 million of nonrecurring merger expenses, and the combined amounts presented in the accompanying condensed consolidated financial statements are summarized below:

                                             THREE MONTHS ENDED    NINE MONTHS ENDED
                                              OCTOBER 2, 1999       OCTOBER 2, 1999
                                             ------------------    -----------------
                                                         (IN THOUSANDS)
Net sales:
  The Company..............................       $499,519            $1,418,762
  NCF......................................         35,064                84,159
                                                  --------            ----------
     Combined..............................       $534,583            $1,502,921
                                                  ========            ==========
Net earnings (loss):
  The Company..............................       $  6,164            $   14,402
  NCF......................................          1,072                (1,085)
                                                  --------            ----------
     Combined..............................       $  7,236            $   13,317
                                                  ========            ==========

       Adjustments to conform NCF's accounting methods and practices to those of the Company consisted primarily of depreciation and were not material. NCF, prior to the merger with the Company, was treated as an S-corporation for Federal income tax purposes. The following disclosures present the

                   NOTES TO UNAUDITED CONDENSED CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

combined results of operations, excluding nonrecurring merger expenses of $3.8 million, as if NCF was taxed as a C-corporation for the period presented:

                                                              NINE MONTHS ENDED
                                                               OCTOBER 2, 1999
                                                              -----------------
                                                               (IN THOUSANDS,
                                                              EXCEPT PER SHARE
                                                                  AMOUNTS)
Operating profit............................................       $28,465
Other income (expense):
  Interest expense..........................................        (3,942)
  Other, net................................................           966
                                                                   -------
     Other expense, net.....................................        (2,976)
                                                                   -------
     Earnings before income taxes...........................        25,489
Income tax expense..........................................         9,737
                                                                   -------
     Net earnings...........................................       $15,752
                                                                   =======
Weighted average common shares outstanding..................        13,659
Basic net earnings per common share.........................       $  1.15
Weighted average common shares and dilutive potential common
  shares outstanding........................................        14,125
Diluted net earnings per common share.......................       $  1.11

       On August 28, 1999, the Company acquired the common stock of Dixon Tom-A-Toe Companies, Inc. ("Dixon"), an Atlanta-based privately-owned processor of fresh-cut produce. Dixon has operations in the Southeastern and Midwestern United States. Its operations have been combined with the operations of Fresh Advantage, Inc., a subsidiary of the Company. On August 31, 1999, AFI Food Service Distributors, Inc. ("AFI"), a subsidiary of the Company, acquired certain net assets of State Hotel Supply Company, Inc. ("State Hotel"), a privately-owned meat processor based in Newark, New Jersey. State Hotel provides Certified Angus Beef and other meats to restaurants and food retailers in New York City and the surrounding region. The financial results of State Hotel have been combined with the operations of AFI. On December 13, 1999, Virginia Foodservice Group, Inc. ("VFG"), a subsidiary of the Company, acquired certain net assets of Nesson Meat Sales ("Nesson"), a privately-owned meat processor based in Norfolk, Virginia. Nesson supplies Certified Angus Beef and other meats to restaurants and other foodservice operations in the Tidewater Virginia area. The financial results of Nesson have been combined with the operations of VFG. Together, Dixon, State Hotel and Nesson had 1998 sales that contributed to the Company's ongoing operations of approximately $100 million on an annualized basis.

       On August 4, 2000, the Company acquired the common stock of Carroll County Foods, Inc. ("CCF"), a privately-owned broadline foodservice distributor based in New Windsor, Maryland. CCF provides products and services to traditional foodservice accounts in a region that includes Baltimore, Maryland and Washington, DC. CCF had 1999 sales of approximately $45 million.

       In the 1999 period, the Company paid a total of approximately $15.8 million and issued a total of approximately 304,000 shares of its common stock for the acquisitions of Dixon and State Hotel and to the former shareholders of AFFLINK, Inc. (formerly Affiliated Paper Companies, Inc. "AFFLINK"), AFI and VFG, which were acquired prior to 1999, as a result of certain contractual obligations in those purchase agreements. In the 2000 period, the Company paid a total of approximately $8.8 million and issued a total of approximately 235,000 shares of its common stock for the acquisition of CCF and to the former shareholders of AFFLINK and Dixon as a result of certain contractual obligations in those purchase agreements.

                   NOTES TO UNAUDITED CONDENSED CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

       The acquisitions of Dixon, State Hotel, Nesson and CCF have been accounted for using the purchase method; therefore, the acquired assets and liabilities have been recorded at their estimated fair values at the dates of acquisition. The excess of the purchase price over the fair value of tangible net assets acquired was approximately $28.8 million and is being amortized on a straight-line basis over estimated lives ranging from 5 to 40 years.

       The condensed consolidated statements of earnings and cash flows reflect the results of these acquired companies from the dates of acquisition through September 30, 2000. The unaudited consolidated results of operations on a pro forma basis as though these acquisitions had been consummated as of the beginning of 1999 are as follows:

                                       THREE MONTHS ENDED           NINE MONTHS ENDED
                                   --------------------------   --------------------------
                                   SEPTEMBER 30,   OCTOBER 2,   SEPTEMBER 30,   OCTOBER 2,
                                       2000           1999          2000           1999
                                   -------------   ----------   -------------   ----------
                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales........................    $695,749       $559,482     $1,956,012     $1,595,614
Gross profit.....................      93,825         79,406        262,472        223,283
Net earnings.....................       7,803          6,819         18,918         11,171
Basic net earnings per common
  share..........................    $   0.56       $   0.48     $     1.34     $     0.79
Diluted net earnings per common
  share..........................        0.53           0.46           1.29           0.76

       The pro forma results are presented for information purposes only and are not necessarily indicative of the operating results that would have occurred had the Dixon, State Hotel, Nesson and CCF acquisitions been consummated as of the beginning of 1999.

3. SUPPLEMENTAL CASH FLOW INFORMATION

       Supplemental disclosures of cash flow information for the 2000 and 1999 periods are as follows:

                                                             NINE MONTHS ENDED
                                                        ---------------------------
                                                        SEPTEMBER 30,    OCTOBER 2,
                                                            2000            1999
                                                        -------------    ----------
                                                              (IN THOUSANDS)
Cash paid during the period for:
  Interest............................................     $3,799          $3,116
                                                           ======          ======
  Income taxes........................................     $7,906          $3,976
                                                           ======          ======

4. INDUSTRY SEGMENT INFORMATION

       The Company has three reportable segments: broadline foodservice distribution ("Broadline"); customized foodservice distribution ("Customized"); and fresh-cut produce processing ("Fresh-Cut"). Broadline distributes approximately 25,000 food and non-food products to a combination of approximately 27,000 street and chain customers. Broadline consists of twelve operating locations that independently design their own product mix, distribution routes and delivery schedules to accommodate the varying needs of their customers. Customized focuses on serving certain of the Company's casual-dining chain customers who generally prefer a centralized point of contact that facilitates item and menu changes, tailored distribution routing and customer service resolution. The Company believes these customers can be more efficiently served by warehousing a limited number of stock keeping units, or SKU's, and making larger, more consistent deliveries. The Customized segment has five distribution facilities that currently serve customers in 49 states and several foreign countries. Fresh-Cut processes and distributes a variety of fresh produce primarily for quick-service restaurants mainly in the Southeastern and Southwestern United

                   NOTES TO UNAUDITED CONDENSED CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

States. Certain 1999 amounts have been reclassified to conform to the 2000 presentation consistent with management's reporting structure.

                                                                                CORPORATE &
                                          BROADLINE    CUSTOMIZED   FRESH-CUT   INTERSEGMENT   CONSOLIDATED
                                          ----------   ----------   ---------   ------------   ------------
                                                                   (IN THOUSANDS)
THIRD QUARTER 2000
Net external sales......................  $  369,887    $292,650     $30,590      $     --      $  693,127
Intersegment sales......................       1,061          --       6,041        (7,102)             --
Operating profit........................      10,677       3,109       2,758        (1,405)         15,139
Total assets............................     340,563     116,389      56,530        15,744         529,226
Interest expense (income)...............       2,200         874         420        (1,778)          1,716
Depreciation & amortization.............       2,973         508       1,103            88           4,672
Capital expenditures....................       2,791         480       1,783            82           5,136
THIRD QUARTER 1999
Net external sales......................  $  297,732    $213,776     $23,075      $     --      $  534,583
Intersegment sales......................       1,026          --       3,688        (4,714)             --
Operating profit........................       9,503       2,738       1,171        (1,303)         12,109
Total assets............................     304,523      90,847      46,925         5,365         447,660
Interest expense (income)...............       1,759         598          66        (1,124)          1,299
Depreciation & amortization.............       2,461         490         639            74           3,664
Capital expenditures....................       2,321         493       1,940           184           4,938

                                                                                CORPORATE &
                                          BROADLINE    CUSTOMIZED   FRESH-CUT   INTERSEGMENT   CONSOLIDATED
                                          ----------   ----------   ---------   ------------   ------------
                                                                   (IN THOUSANDS)
YEAR-TO-DATE 2000
Net external sales......................  $1,006,762    $826,055     $94,663      $     --      $1,927,480
Intersegment sales......................       2,889          --      19,022       (21,911)             --
Operating profit........................      25,204       8,079       6,581        (4,773)         35,091
Total assets............................     340,563     116,389      56,530        15,744         529,226
Interest expense (income)...............       5,701       2,592       1,148        (4,837)          4,604
Depreciation & amortization.............       8,536       1,516       2,650           251          12,953
Capital expenditures....................      11,040       1,245       8,558         1,216          22,059
YEAR-TO-DATE 1999
Net external sales......................  $  849,859    $598,765     $54,297      $     --      $1,502,921
Intersegment sales......................       2,586          --      10,098       (12,684)             --
Operating profit........................      21,447       7,630       3,256        (3,868)         28,465
Total assets............................     304,523      90,847      46,925         5,365         447,660
Interest expense (income)...............       4,991       1,746          35        (2,830)          3,942
Depreciation & amortization.............       7,260       1,447       1,357           189          10,253
Capital expenditures....................       8,416       1,484       4,028           429          14,357

5.  CONTINGENCIES

       In April 1999, Maxwell Chase Technologies, LLC ("Maxwell") filed suit against the Company's Fresh Advantage subsidiary. The lawsuit alleges, among other things, patent infringement and theft of

                   NOTES TO UNAUDITED CONDENSED CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

trade secrets in the development and use of packaging materials used in the Company's fresh-cut produce operations. Maxwell seeks to recover compensatory and other damages, as well as lost profits. The Company is vigorously defending itself against this action and has filed a counterclaim against Maxwell. The Company believes that Maxwell's allegations are without merit and that it is unlikely the outcome will have a material adverse effect on the Company. However, there can be no assurance that this matter, if decided unfavorably for the Company, will not have a material adverse effect on the Company's results of operations.

       In addition to the matter described above, the Company is also involved in other legal proceedings and litigation arising in the ordinary course of business. In the opinion of management, the outcome of the other proceedings and litigation currently pending will not have a material adverse effect on the Company's results of operations.

6.  SUBSEQUENT EVENT

       On October 30, 2000, the Company signed a definitive agreement to acquire the common stock and membership interests of Redi-Cut Foods, Inc. and affiliated entities (collectively "Redi-Cut"), a privately-owned fresh-cut produce processor with facilities in Chicago, Illinois and Kansas City, Missouri. Redi-Cut, which provides fresh-cut produce to national quick-service restaurants and other sectors of the home meal replacement industry, had 1999 net sales of approximately $113 million. The total consideration to be paid for the acquisition is approximately $133 million, consisting of cash, common stock of the Company and the assumption of certain liabilities. Additionally, the purchase price is subject to a post-closing adjustment based upon a review of Redi-Cut's working capital as of the closing date. Closing is expected late in the fourth quarter of 2000 or in early 2001.

PROSPECTUS

                                   (PFG LOGO)

                                DEBT SECURITIES
                                PREFERRED STOCK
                                  COMMON STOCK
                                    WARRANTS

     We may from time to time sell up to $300,000,000 aggregate offering price of:

     - our secured or unsecured debt securities, in one or more series, which may be either senior, senior subordinated or subordinated debt securities;

     - shares of our preferred stock, par value $0.01 per share, in one or more series;

     - shares of our common stock, par value $0.01 per share;

     - warrants to purchase our common stock; or

     - any combination of the foregoing.

     We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and any prospectus supplement, as well as the documents incorporated or deemed to be incorporated by reference in this prospectus, carefully before you invest.

     SEE "RISK FACTORS" BEGINNING ON PAGE 2 FOR A DISCUSSION OF MATERIAL RISKS THAT YOU SHOULD CONSIDER BEFORE YOU INVEST IN OUR SECURITIES BEING SOLD WITH THIS PROSPECTUS.

     Our common stock is traded on the Nasdaq Stock Market's National Market under the symbol "PFGC".

                             ---------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE
ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                             ---------------------

     We will sell these securities directly, through agents, dealers or underwriters as designated from time to time, or through a combination of these methods. We reserve the sole right to accept, and together with our agents, from time to time, to reject in whole or in part any proposed purchase of securities to be made directly or through agents. If our agents or any dealers or underwriters are involved in the sale of the securities, the applicable prospectus supplement will set forth the names of the agents, dealers or underwriters and any applicable commissions or discounts.

     This prospectus may not be used to consummate sales of securities unless accompanied by the applicable prospectus supplement.

                The date of this prospectus is October 30, 2000.

     WE HAVE NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN SO AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER TO SELL IS NOT AUTHORIZED, OR IN WHICH THE PERSON IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN OUR AFFAIRS SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                  RISK FACTORS

     You should carefully consider the following factors and other information in this prospectus, any prospectus supplement and the documents incorporated or deemed to be incorporated by reference in this prospectus before deciding to invest in the securities:

FOODSERVICE DISTRIBUTION IS A LOW MARGIN BUSINESS AND IS SENSITIVE TO ECONOMIC CONDITIONS.

     We operate in the foodservice distribution industry which is characterized by a high volume of sales with relatively low profit margins. A significant portion of our sales are at prices that are based on product cost plus a percentage markup. As a result, our results of operations may be negatively impacted when the price of food goes down even though our percentage markup may remain constant. The foodservice industry is also sensitive to national and regional economic conditions, and the demand for our foodservice products has been adversely affected from time to time by economic downturns. In addition, our operating results are particularly sensitive to, and may be materially adversely impacted by, difficulties with the collectibility of accounts receivable, inventory control, competitive price pressures and unexpected increases in wages or other labor costs and fuel or other transportation-related costs. There can be no assurance that one or more of such factors will not adversely affect our future operating results. We have experienced losses due to the uncollectibility of accounts receivable in the past and could experience such losses in the future.

WE RELY ON MAJOR CUSTOMERS.

     We derive a substantial portion of our net sales from customers within the restaurant industry, particularly certain multi-unit chain customers. Sales to units of Cracker Barrel Old Country Store, Inc. accounted for 17% of our consolidated net sales in 1999 and 18% of our consolidated net sales in 1998. Sales to Outback Steakhouses, Inc. accounted for 16% of our consolidated net sales in 1999 and 15% of our consolidated net sales in 1998. We have no written assurance from any of our customers as to the level of future sales. A material decrease in sales to any of our largest customers could have a material adverse impact on our operating results.

OUR BUSINESS IS DEPENDENT ON OUR ABILITY TO COMPLETE ACQUISITIONS AND INTEGRATE THEIR OPERATIONS.

     A significant portion of our historical growth has been achieved through acquisitions of other foodservice distributors, and our growth strategy includes additional acquisitions. There can be no assurance that we will be able to make acquisitions in the future or that any acquisition we do make will be successful. Furthermore, there can be no assurance that future acquisitions will not have an adverse effect upon our operating results, particularly in quarters immediately following the consummation of those transactions while the operations of the acquired business are being integrated into our operations. Following the acquisition of other businesses in the future, we may decide to consolidate the operations of any acquired business with existing operations, which may result in the establishment of provisions for consolidation. To the extent our expansion is dependent upon our ability to obtain additional financing for acquisitions, there can be no assurance that we will be able to obtain financing on acceptable terms or at all.

MANAGING OUR GROWTH MAY BE DIFFICULT.

     Our growth has placed significant demands on our administrative, operational and financial resources. To the extent that our customer base and our services continue to grow, this growth is expected to place a significant demand on our administrative, operational and financial resources. Our future performance and results of operations will depend in part on our ability to successfully implement enhancements to our business management systems and to adapt to those systems as necessary to respond to changes in our business. Similarly, our growth creates a need for expansion of our facilities from time to time. As we near maximum utilization of a given facility, operations may be constrained and inefficiencies may be created which could adversely affect our operating results until the facility is expanded or volume is shifted to another facility. Conversely, as we add additional facilities or expand existing facilities, excess capacity may be created until we are able to expand our operations to utilize the additional capacity. Any excess capacity may also create inefficiencies and adversely affect our operating results.

COMPETITION IN THE FOODSERVICE DISTRIBUTION INDUSTRY IS INTENSE, AND WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY.

     We operate in highly competitive markets, and our future success will be largely dependent on our ability to provide quality products and services at competitive prices. Our competition comes primarily from other foodservice distributors and produce processors. Some of our competitors have substantially greater financial and other resources and may be better established in their markets. Our management believes that competition for sales is largely based on the quality and reliability of products and services and, to a lesser extent, price.

OUR SUCCESS DEPENDS ON OUR SENIOR MANAGEMENT AND KEY EMPLOYEES.

     Our success is largely dependent on the skills, experience and efforts of our senior management. The loss of services of one or more of our senior management could have a material adverse effect upon our business and development. In addition, we depend to a substantial degree on the services of certain key employees. The ability to attract and retain qualified employees in the future will be a key factor in our success.

THE MARKET PRICE FOR OUR COMMON STOCK MAY BE VOLATILE.

     From time to time there may be significant volatility in the market price for our common stock. Our quarterly operating results or the operating results of other distributors of food and related goods, changes in general conditions in the economy, the financial markets or the food distribution or food services industries, natural disasters or other developments affecting us or our competitors could cause the market price of our common stock to fluctuate substantially. In addition, in recent years the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus includes or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. Forward-looking statements, which are based on assumptions and describe our future plans, strategies and expectations, are generally identifiable by the use of the words "anticipate," "will," "believe," "estimate," "expect," "intend," project," or similar expressions. These forward-looking statements address, among other things, the anticipated effects of the offering of the securities hereunder, our anticipated earnings, sales momentum, customer and product sales mix, expected efficiencies in our business and our ability to realize expected synergies from acquisitions. These forward-looking statements are subject to risks, uncertainties and assumptions. Important factors that could cause actual results to differ materially from the forward-looking statements we make or incorporate by reference in this prospectus are described under "Risk Factors" and in the documents incorporated by reference in this prospectus. Those factors include, but are not limited to:

     - the relatively low margins and economic sensitivity of the foodservice business;

     - our reliance on major customers;

     - our ability to identify and successfully complete acquisitions of other foodservice distributors; and

     - management of our planned growth.

     If one or more of these risks or uncertainties materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements in this paragraph. We undertake no obligation to publicly update or revise any forward-looking statements to reflect future events or developments.

                             AVAILABLE INFORMATION

     We are subject to the information requirements of the Securities Exchange Act (File No. 0-22192), and we therefore file periodic reports, proxy statements and other information with the Securities and Exchange Commission relating to our business, financial statements and other matters. The reports, proxy statements and other information we file may be inspected and copied at prescribed rates at the SEC's Public Reference Room at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and should be available for inspection and copying at the SEC's regional offices located at 7 World Trade Center, Suite 1375, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy statements and other information regarding issuers like us that file electronically with the SEC. The address of the SEC's Internet site is http://www.sec.gov. Our SEC filings are also available at the offices of the Nasdaq National Market, 1730 K Street, N.W., Washington, D.C. 20006-1500.

     This prospectus constitutes part of a registration statement on Form S-3 filed under the Securities Act with respect to the securities. As permitted by the SEC's rules, this prospectus omits some of the information, exhibits and undertakings included in the registration statement. You may read and copy the information omitted from this prospectus but contained in the registration statement, as well as the periodic reports and other information we file with the SEC, at the public reference facilities maintained by the SEC in Washington, D.C., New York, New York and Chicago, Illinois.

     Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance we refer you to the copy of the contract or document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

                           INCORPORATION BY REFERENCE

     We have elected to "incorporate by reference" certain information into this prospectus. By incorporating by reference, we can disclose important information to you by referring you to another document we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus, any prospectus supplement or any document that we subsequently file with the SEC that is incorporated or deemed to be incorporated by reference in this prospectus. Likewise, any statement in this prospectus or any document which is incorporated or deemed to be incorporated by reference herein will be deemed to have been modified or superseded to the extent that any statement contained in any document that we subsequently file with the SEC that is incorporated or deemed to be incorporated by reference herein or in the accompanying prospectus supplement modifies or supersedes that statement. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC:

     - Annual Report on Form 10-K for the fiscal year ended January 1, 2000, including information specifically incorporated by reference into our Form 10-K from our Proxy Statement for our 2000 Annual Meeting of Shareholders, filed with the SEC on March 21, 2000;

     - Quarterly Report on Form 10-Q, filed with the SEC on May 15, 2000;

     - Quarterly Report on Form 10-Q, filed with the SEC on August 15, 2000;

     - The description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC on August 12, 1993; and

     - The description of our rights to purchase preferred stock contained in our Registration Statement on Form 8-A filed May 20, 1997.

     We are also incorporating by reference all other reports that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act between the date of this prospectus and the termination of the offering.

     We will provide to each person, including any beneficial owner, to whom this prospectus is delivered a copy of any or all of the information that we have incorporated by reference into this prospectus but not delivered with this prospectus. To receive a free copy of any of the documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write to our Corporate Secretary, Performance Food Group Company, 6800 Paragon Place, Suite 500, Richmond Virginia 23230 (telephone (804) 285-7340). The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.

                                  THE COMPANY

     We market and distribute a wide variety of food and food-related products to the foodservice, or "away from home eating," industry. The foodservice industry consists of two major customer types: "traditional" foodservice customers consisting of independent restaurants, hotels, cafeterias, schools, healthcare facilities and other institutional customers, and "multi-unit chain" customers consisting of regional and national quick-service restaurants and casual dining restaurants. Products and services provided to our traditional and multi-unit chain customers are supported by identical physical facilities, vehicles, equipment and personnel. Our customers are located primarily in the Southern, Southwestern, Midwestern and Northeastern United States. We operate through a number of subsidiaries, each of which focuses on specific regional markets or sectors of the foodservice distribution industry.

     Our principal executive offices are located at 6800 Paragon Place, Suite 500, Richmond, Virginia 23230, and our telephone number is (804) 285-7340.

                                USE OF PROCEEDS

     Except as otherwise provided in the applicable prospectus supplement, we will use the net proceeds from the sale of the securities for general corporate purposes, which may include reducing our outstanding indebtedness, increasing our working capital, acquisitions and capital expenditures. Pending the application of the net proceeds, we expect to invest the proceeds in short-term, interest-bearing instruments or other investment-grade securities.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     The following table sets forth our ratios of earnings to fixed charges for the periods indicated:

                         FISCAL YEAR ENDED                             SIX MONTHS
--------------------------------------------------------------------     ENDED
DECEMBER 30,   DECEMBER 28,   DECEMBER 27,   JANUARY 2,   JANUARY 1,    JULY 1,
    1995           1996           1997          1999         2000         2000
------------   ------------   ------------   ----------   ----------   ----------
    5.0x          13.5x           8.5x          5.8x         5.5x         4.9x

     Our ratios of earnings to fixed charges are calculated as follows:

     - "earnings," which consist of consolidated net income plus income taxes, and fixed charges, except capitalized interest; and

     - "fixed charges," which consist of consolidated interest on indebtedness, including capitalized interest, amortization of debt discount and issuance cost, and the estimated portion of rental expense deemed to be equivalent to interest.

                       GENERAL DESCRIPTION OF SECURITIES

     We, directly or through agents, dealers or underwriters designated from time to time, may offer, issue and sell, together or separately, up to $300,000,000 aggregate offering price of:

     - secured or unsecured debt securities, in one or more series, which may be either senior debt securities, senior subordinated debt securities or subordinated debt securities;

     - shares of our preferred stock, par value $0.01 per share, in one or more series;

     - shares of our common stock, par value $0.01 per share;

     - warrants to purchase our common stock; or

     - any combination of the foregoing, either individually or as units consisting of one or more of the foregoing, each on terms to be determined at the time of sale.

     We may issue the debt securities as exchangeable and/or convertible debt securities exchangeable for or convertible into shares of common stock or preferred stock. The preferred stock may also be exchangeable for and/or convertible into shares of common stock or another series of preferred stock. The debt securities, the preferred stock, the common stock and the warrants are collectively referred to as the "Securities". When a particular series of Securities is offered, a supplement to this prospectus will be delivered with this prospectus, which will set forth the terms of the offering and sale of the offered Securities.

                         DESCRIPTION OF DEBT SECURITIES

     We may elect to issue debt securities, either separately or together with, or upon the conversion of or in exchange for, other securities. The debt securities are to be issued in one or more series. Each series of debt securities will be issued pursuant to an indenture, to be entered into by us and a trustee. The name(s) of the trustee(s) will be set forth in the applicable prospectus supplement. We may issue all the debt securities under the same indenture or under separate indentures, as specified in the applicable prospectus supplements.

     We expect that the indentures governing our debt securities will contain a number of fairly standard provisions, which are summarized below. The summary is not complete and particular terms may vary from indenture to indenture or not be included in a specific indenture. Each indenture will be filed as an exhibit to the registration statement of which this prospectus is a part at the time of issuance of the applicable prospectus supplement. The indentures will be subject to and governed by the Trust Indenture Act of 1939, as amended. You should refer to the applicable indenture for the provisions which may be important to you.

     The following description of debt securities contains general terms and provisions of the debt securities to which any prospectus supplement may relate. The specific terms of any particular series of debt securities will be described in the applicable prospectus supplement. To the extent that any particular terms of a series of debt securities described in a prospectus supplement differ from any of the terms described in this prospectus, then the terms described in this prospectus will be deemed to have been superseded by the prospectus supplement.

  General

     We may issue debt securities up to an aggregate principal amount as we may authorize from time to time and as limited by the applicable indenture. The applicable prospectus supplement will describe the terms of any debt securities being offered, including:

     - the designation, aggregate principal amount and authorized denominations;

     - the maturity date;

     - the interest rate, if any, and the method for calculating the interest rate;

     - the interest payment dates and the record dates for the interest payments;

     - any mandatory or optional redemption terms or prepayment, conversion, sinking fund or exchangeability or convertibility provisions;

     - the places where the principal and interest will be payable;

     - if other than denominations of $1,000 or multiples of $1,000, the denominations the debt securities will be issued in;

     - whether the debt securities will be issued in the form of global securities, as defined below, or certificates;

     - additional provisions, if any, relating to the defeasance and covenant defeasance of the debt securities;

     - whether the debt securities will be senior debt securities, senior subordinated debt securities or subordinated debt securities and, if senior subordinated debt securities or subordinated debt securities, the subordination provisions and the applicable definition of "senior indebtedness";

     - any applicable material federal tax consequences;

     - the dates on which premium, if any, will be payable;

     - our right, if any, to defer payment of interest and the maximum length of the deferral period;

     - any listing on a securities exchange;

     - if convertible into common stock or preferred stock, the terms on which the debt securities are convertible;

     - the terms of any guarantee of the payment of principal of, and premium, if any, and interest on debt securities of the series and any corresponding changes to the provisions of the indenture as currently in effect;

     - the terms of the transfer, mortgage, pledge, or assignment as security for the debt securities of the series of any properties, assets, moneys, proceeds, securities or other collateral, including whether certain provisions of the Trust Indenture Act are applicable, and any corresponding changes to provisions of the indenture as currently in effect;

     - the initial public offering price; and

     - other specific terms.

     We will comply with Section 14(e) under the Securities Exchange Act, to the extent applicable, and any other tender offer rules under the Exchange Act which may then be applicable, in connection with any obligation we might have to purchase debt securities at the option of the holders. Any obligation applicable to a series of debt securities will be described in the applicable prospectus.

     We may issue debt securities as original issue discount securities to be sold at a substantial discount below their principal amount. Original issue discount securities may include zero coupon securities that do not pay any cash interest for the entire term of the securities. The amount payable to the holder of an original issue discount security upon an acceleration will be determined in the manner described in the applicable prospectus supplement. Conditions pursuant to which principal payments on the debt securities may be accelerated, as well as any material federal income tax and other considerations applicable to original issue discount securities, will be set forth in the applicable prospectus supplement.

     Unless otherwise indicated in the applicable prospectus supplement, the terms of any series of debt securities may differ and we may, without the consent of the holders of any of the debt securities, reopen a previous series of debt securities and issue additional debt securities or establish additional terms for the series.

  Covenants

     Under the indentures, we will be required to:

     - pay the principal, interest and any premium on the debt securities when due;

     - maintain a place of payment;

     - deliver a report to the trustee(s) at the end of each fiscal year reviewing our obligations under the indentures; and

     - deposit sufficient funds with any paying agent on or before the due date for any principal, interest or premium.

     Any additional covenants will be described in the applicable prospectus supplement.

  Registration, transfer, payment and paying agent

     Unless otherwise indicated in a prospectus supplement, each series of debt securities will be issued in registered form only, without coupons, and will be issued in denominations of $1,000 or any integral multiple.

     Unless otherwise indicated in a prospectus supplement, the principal of the debt securities and any applicable premium or interest will be payable, and debt securities may be surrendered for registration of transfer or exchange, at an office or agency to be maintained by us in the Borough of Manhattan, The City of New York. Payments of interest with respect to any registered security, however, may be made at our option by check mailed to the address of the person entitled to payment or by transfer to an account maintained by the payee with a bank located in the United States. No service charge shall be made for any registration of transfer or exchange of debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge and any other expenses that may be imposed in connection with the exchange or transfer.

     Unless otherwise indicated in the applicable prospectus supplement, we will not be required to:

     - issue, register the transfer of or exchange debt securities of any series during a period beginning at the opening of business fifteen days before any selection of debt securities of that series of like tenor and terms to be redeemed and ending at the close of business on the day of that selection;

     - register the transfer of or exchange any registered security called for redemption, except the unredeemed portion of any registered security being redeemed in part; or

     - issue, register the transfer of or exchange any debt security which has been surrendered for repayment at the option of the holder, except the portion, if any, of the debt security not to be repaid.

  Ranking

     We will issue debt securities as either senior debt securities, senior subordinated debt securities, or subordinated debt securities. The senior debt securities will be our senior unsubordinated obligations and will rank equally in right of payment with all other unsubordinated indebtedness of ours. The senior subordinated debt securities and subordinated debt securities will be our general obligations and will be subordinated in right of payment to all existing and future senior indebtedness. The prospectus supplement will describe the subordination provisions and set forth the definition of senior indebtedness applicable to the senior subordinated debt securities or subordinated debt securities, as the case may be, and the approximate amount of the senior indebtedness outstanding as of a recent date.

  Global debt securities

     The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in the applicable prospectus supplement. Global debt securities may be issued in either registered or bearer form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for individual certificates evidencing debt securities, a global debt security may not be transferred except as a whole:

     - by the depositary to a nominee of the depositary;

     - by a nominee of the depositary to the depositary or another nominee of the depositary; or

     - by the depositary or any nominee to a successor of the depositary or a nominee of the successor.

     The specific terms of the depositary arrangement with respect to a series of global debt securities will be described in the prospectus supplement.

  Outstanding debt securities

     In determining whether the holders of the requisite principal amount of outstanding debt securities have given any request, demand, authorization, direction, notice, consent or waiver under the relevant indenture, the amount of outstanding debt securities will be calculated based on the following:

     - the portion of the principal amount of an original issue discount security that shall be deemed to be outstanding shall be the portion of the principal amount that could be declared to be due and payable upon a declaration of acceleration pursuant to the terms of the original issue discount security as of the date of the determination;

     - the principal amount of a debt security denominated in a currency other than U.S. dollars shall be the U.S. dollar equivalent of the debt security's principal amount, determined on the date of its original issue; and

     - any debt security owned by us, an affiliate of ours or any obligor shall be deemed not to be outstanding.

  Redemption and repurchase

     The debt securities may be redeemable at our option, may be subject to mandatory redemption pursuant to a sinking fund or otherwise, or may be subject to repurchase by us at the option of the holders. In each case, the redemption or repurchase will be upon the terms, at the times and at the prices set forth in the applicable prospectus supplement.

  Conversion and exchange

     The terms, if any, on which any series of debt securities is convertible into or exchangeable for common stock, preferred stock or other debt securities will be set forth in the applicable prospectus supplement. These terms may include provisions for conversion or exchange, either mandatory, at the option of the holders or at our option.

  Events of default

     Unless otherwise specified in the applicable prospectus supplement, each of the following would constitute an event of default, as defined in the indentures, with respect to the debt securities of any series:

     - failure to pay the principal of or premium, if any, on any debt security of that series when due upon maturity, redemption, repurchase at the option of the holder or otherwise;

     - failure to pay interest on any debt security of that series when due and the default continues for a period of time to be specified in the applicable prospectus supplement;

     - failure to make a deposit of any sinking fund payment in respect of the debt securities of that series when due;

     - the breach of, or our failure to perform, any other covenant or warranty in the indenture, other than a covenant or warranty included solely for the benefit of other series of debt securities. This will only constitute an event of default, however, if the default has not been cured for a period to be specified in the applicable prospectus supplement after notice to us by the applicable trustee or the holders of not less than a fixed percentage in aggregate principal amount of the debt securities of the applicable series;

     - certain events of bankruptcy, insolvency or reorganization; or

     - any other event of default that may be set forth in the applicable prospectus supplement, including, but not limited to, an event of default based on other debt being accelerated.

     An event of default with respect to one series of debt securities does not necessarily constitute an event of default with respect to any other series of debt securities. Each indenture will provide that the trustee may withhold notice of the occurrence of a default, other than a default in payment of principal or of any applicable premium, interest, or of sinking fund payments, if the trustee considers it in the interest of the holders to do so.

     Each indenture will provide that if an event of default with respect to any series of debt securities shall have occurred and is continuing, either the relevant trustee or the holders of at least a fixed percentage in principal amount of the debt securities of that series then outstanding may declare the principal amount, or in the case of original issue discount securities, such lesser amount as may be specified in the applicable prospectus supplement, of all the debt securities of such series to be due and payable immediately. Under certain conditions, such a declaration and its consequences may be rescinded and annulled by the holders of a majority in principal amount of the debt securities of that series outstanding under the applicable indenture.

     No holder of any debt securities of a series has a right to institute a proceeding with respect to the indenture or any of its remedies unless:

     - the holders of at least a fixed percentage in principal amount of the outstanding debt securities of the series have made written request, and offered reasonable indemnity, to the trustee to institute the proceeding as trustee,

     - the trustee has failed to institute the proceeding within 60 days after receipt of the notice, and

     - the trustee has not within the 60-day period received directions inconsistent with the holders' written request.

     Such limitations do not apply, however, to a suit instituted by a holder of a debt security for the enforcement of the payment of the principal, interest or premium on the debt security on or after the respective due dates expressed in the debt security.

     During the existence of an event of default under an indenture, the trustee is required to exercise the rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs. Subject to the provisions of the indenture relating to the duties of the trustee, if an event of default shall occur and be continuing, the trustee is not under any obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders unless the holders have offered to the trustee reasonable security or indemnity. Subject to certain provisions concerning the rights of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust, or power conferred on the trustee.

     Each indenture will provide that the trustee will, within five business days after the occurrence of any default, give notice of the default to the holders of the defaulted debt securities, unless the default shall have been cured or waived. The trustee will be protected, however, in withholding notice if it determines in good faith that withholding the notice was in the interest of the holders, with the exception of defaults in payment of principal or of any applicable interest or premium.

     We are required to provide the trustee(s) with annual statements as to our compliance with all conditions and covenants under the indentures.

  Modification and waivers

     When authorized by resolutions of our board of directors, and the trustee(s), we may amend, waive or supplement the indentures and the relevant debt securities without the consent of the holders for certain specified purposes, including, among other things:

     - to cure ambiguities, defects or inconsistencies;

     - to provide for the assumption of our obligations in the case of a merger or consolidation;

     - to add to our events of default or our covenants or to make any change that would provide any additional rights or benefits to the holders of the debt securities;

     - to establish the form or terms of debt securities of any series and any related coupons;

     - to add guarantors;

     - to secure the debt securities;

     - to maintain the qualification of the indenture under the Trust Indenture Act; or

     - to make any change that does not adversely affect the rights of any holder.

     Other amendments and modifications of the indentures or the relevant debt securities may be made by us and the applicable trustee with the consent of the holders of not less than a majority of the aggregate principal amount of the outstanding debt securities of each series that is affected, with each series voting as a separate class. We cannot modify or amend the indentures or the relevant debt securities to do any of the following without the consent of the holder of each outstanding debt security that is affected:

     - reduce the principal amount of, or extend the fixed maturity of the debt securities, or alter or waive any redemption, repurchase or sinking fund provisions of the debt securities;

     - reduce the amount of principal of any original issue discount securities that would be due and payable upon an acceleration of its maturity;

     - change the currency in which any debt securities or any premium or accrued interest is payable;

     - reduce the percentage in principal amount outstanding of debt securities of any series which must consent to an amendment, supplement or waiver or consent to take any action under the indenture or the debt securities;

     - impair the right to institute suit for the enforcement of any payment on or with respect to the debt securities;

     - waive a default in payment with respect to the debt securities or any guarantee;

     - reduce the rate or extend the time for payment of interest on the debt securities;

     - adversely affect the ranking of the debt securities of any series;

     - release any guarantor from any of its obligations under its guarantee or the indenture, except in compliance with the terms of the indenture; or

     - solely in the case of a series of senior subordinated debt securities or subordinated debt securities, modify any of the applicable subordination provisions or the applicable definition of senior indebtedness in a manner adverse to any holders.

     The holders of a majority in aggregate principal amount of the outstanding debt securities of any series may waive compliance by us with certain restrictive provisions of the applicable indenture to the extent set forth in the applicable prospectus supplement. The holders of a majority in aggregate principal amount of the outstanding debt securities of any series may, on behalf of all holders of debt securities of that series, waive any past default under the applicable indenture with respect to debt securities of that series and its consequences, except a default in the payment of the principal of or of any applicable premium or interest on any debt securities of the series or in respect of a covenant or provision which cannot be modified or amended without the consent of a larger fixed percentage or of each holder.

  Discharge, defeasance and covenant defeasance

     When we establish a series of debt securities, we may provide that the series is subject to the defeasance and discharge provisions of the applicable indenture. If those provisions are made applicable, we may elect to either:

     - defease and be discharged from, subject to some exceptions, all of our obligations with respect to those debt securities; or

     - be released from our obligations to comply with specified covenants relating to those debt securities as described in the applicable prospectus supplement.

     To effect a defeasance or covenant defeasance, we must irrevocably deposit in trust with the relevant trustee an amount in any combination of funds or government obligations, which, through the payment of principal and interest in accordance with their terms, will provide money sufficient to make payments on those debt securities and any mandatory sinking fund or analogous payments on those debt securities. We will not be released from any obligations that are specified in the applicable prospectus supplement.

     To establish this trust, we must, among other things, deliver to the relevant trustee an opinion of counsel to the effect that the holders of those debt securities:

     - will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the defeasance or covenant defeasance; and

     - will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance or covenant defeasance had not occurred. In the case of defeasance, the opinion of counsel must be based upon a ruling of the IRS or a change in applicable U.S. federal income tax law occurring after the date of the applicable indenture.

     If we effect a covenant defeasance with respect to any debt securities, and the debt securities are declared due and payable because of the occurrence of an event of default or with respect to some other breach, the amount of deposit with the relevant trustee may not be sufficient to pay amounts due on the debt securities at the time of any acceleration. However, we would remain liable to make payment of the amounts due at the time of acceleration.

     The applicable prospectus supplement may further describe the provisions, if any, permitting defeasance or covenant defeasance, including any modifications to the provisions described above.

  Governing law

     The indentures and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

  Regarding the trustees

     The Trust Indenture Act contains limitations on the rights of a trustee, should it become a creditor of ours, to obtain payment of claims or to realize on certain property received by it in respect of any claims, as security or otherwise. Each trustee is permitted to engage in other transactions with us and our subsidiaries from time to time, provided that if the trustee acquires any conflicting interest, it must either eliminate the conflict upon the occurrence of an event of default under the relevant indenture or resign as trustee.

                         DESCRIPTION OF PREFERRED STOCK

     We may elect to issue preferred stock in one or more series. Our charter and the Tennessee Business Corporation Act give our board of directors the authority, without further shareholder action, to issue a maximum of 5,000,000 shares of preferred stock. We have already reserved 1,000,000 shares of Series A Preferred Stock to be issued upon the exercise of Rights, as defined below, issued in connection with our shareholder rights plan.

     Our board of directors has the authority to create one or more series of preferred stock, to issue shares of preferred stock up to the maximum number of shares of preferred stock authorized, and to determine the preferences, rights, privileges and restrictions of any series, including the dividend rights, voting rights, rights and terms of redemption, liquidation preferences, the number of shares constituting any such series and the designation of such series.

     The applicable prospectus supplement will describe the terms of any series of preferred stock being offered, including:

     - the number of shares and designation or title of the shares;

     - any liquidation preference per share;

     - any date of maturity;

     - any redemption, repayment or sinking fund provisions;

     - any dividend rate or rates with respect to the shares;

     - any voting rights;

     - the terms and conditions upon which the preferred stock is convertible or exchangeable, if it is convertible or exchangeable;

     - any conditions or restrictions on the creation of indebtedness by us or upon the issuance of any additional stock; and

     - any additional voting, dividend, liquidation, redemption and other rights, preferences, privileges, limitations and restrictions.

     All shares of preferred stock offered will, when issued, be fully paid and non-assessable.

                          DESCRIPTION OF COMMON STOCK

     We have authority to issue 50,000,000 shares of common stock and 5,000,000 shares of preferred stock. As of September 30, 2000, 14,149,205 shares of our common stock were outstanding. As of September 30, 2000, no shares of our preferred stock were outstanding, although we have reserved 1,000,000 shares of our Series A Preferred Stock for issuance upon the exercise of Rights under our shareholder rights plan.

     The holders of common stock are entitled to one vote per share on all matters to be voted on by stockholders, including the election of directors. Stockholders are not entitled to cumulative voting rights, and, accordingly, the holders of a majority of the shares voting for the election of directors can elect our entire board of directors. In that event, the holders of the remaining shares will not be able to elect any person to our board of directors.

     The holders of common stock are entitled to receive such dividends, if any, as may be declared from time to time by our board of directors, in its discretion, from funds legally available therefor and subject to prior dividend rights of holders of any shares of preferred stock which may be outstanding. However, it is the present policy of our board of directors not to pay cash dividends. Furthermore, the terms of our current credit arrangements restrict our ability to declare or pay dividends on our common stock. Upon our liquidation or dissolution, subject to prior liquidation rights of the holders of preferred stock and after payment or provision for all of our indebtedness and other liabilities, the holders of common stock are entitled to receive on a pro rata basis our remaining assets available for distribution. Holders of common stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All outstanding shares of common stock are, and all shares being offered by this prospectus will be, fully paid and not liable to further calls or assessment by us.

     In May 1997, our board of directors approved a shareholder rights plan. A dividend of one stock purchase right, or "Right", per share of common stock was distributed to shareholders of record on May 30, 1997. Shares of common stock issued after the adoption of the rights plan automatically have Rights attached to them. Under certain circumstances, each Right entitles the shareholders to one-hundredth of one share of Series A preferred stock at an initial exercise price of $100 per Right. We can redeem the Rights at any time prior to their becoming exercisable at a redemption price of $.001 per Right. The Rights expire in May 2007, unless we redeem them earlier.

     The terms of our shareholder rights plan, the ability of our board of directors to issue preferred stock with provisions determined by the board of directors, and some of the provisions in our charter and bylaws may have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of us. These provisions could limit the price investors may be willing to pay for our common stock, and may deprive our common shareholders of any premium that they might otherwise realize from a takeover.

     The summaries of selected provisions of our common stock, preferred stock and shareholder rights plan appearing in this prospectus are not complete. Those summaries are subject to, and are qualified entirely by, the provisions of our charter, bylaws and rights agreement, all of which are included or incorporated by reference as exhibits to the registration statement of which this prospectus is a part. You should read our charter, bylaws and rights agreement. The applicable prospectus supplement may also contain a summary of selected provisions of our preferred stock, common stock and rights agreement. To the extent that any particular provision described in a prospectus supplement differs from any of the provisions described in this prospectus, then the provisions described in this prospectus will be deemed to have been superseded by that prospectus supplement.

                            DESCRIPTION OF WARRANTS

     We summarize below some of the provisions that will apply to the warrants unless the applicable prospectus supplement provides otherwise. The summary may not contain all information that is important to you. The complete terms of the warrants will be contained in the applicable warrant certificate and warrant agreement. These documents have been or will be included or incorporated by reference as exhibits to the registration statement of which this prospectus is a part. You should read the warrant certificate and the warrant agreement. You should also read the prospectus supplement, which will contain additional information and which may update or change some of the information below.

  General

     We may issue warrants to purchase common stock independently or together with other securities. The warrants may be attached to or separate from the other securities. We may issue warrants in one or more series. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will be our agent and will not assume any obligations to any holder or beneficial owner of the warrants.

     The prospectus supplement and the warrant agreement relating to any series of warrants will include specific terms of the warrants. These terms include the following:

     - the title and aggregate number of warrants;

     - the price or prices at which the warrants will be issued;

     - the amount of common stock for which the warrant can be exercised and the price or the manner of determining the price or other consideration to purchase the common stock;
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     - the date on which the right to exercise the warrant begins and the date on which the right expires;

     - if applicable, the minimum or maximum amount of warrants that may be exercised at any one time;

     - if applicable, the designation and terms of the securities with which the warrants are issued; and the number of warrants issued with each other security;

     - any provision dealing with the date on which the warrants and related securities will be separately transferable;

     - any mandatory or optional redemption provision;

     - the identity of the warrant agent; and

     - any other terms of the warrants.

     The warrants will be represented by certificates. The warrants may be exchanged under the terms outlined in the warrant agreement. We will not charge any service charges for any transfer or exchange of warrant certificates, but we may require payment for tax or other governmental charges in connection with the exchange or transfer. Unless the prospectus supplement states otherwise, until a warrant is exercised, a holder will not be entitled to any payments on or have any rights with respect to the common stock.

  Exercise of Warrants

     To exercise the warrants, the holder must provide the warrant agent with the following:

     - payment of the exercise price;

     - any required information described on the warrant certificates;

     - the number of warrants to be exercised;

     - an executed and completed warrant certificate; and

     - any other items required by the warrant agreement.

     If a warrant holder exercises only part of the warrants represented by a single certificate, the warrant agent will issue a new warrant certificate for any warrants not exercised. Unless the prospectus supplement states otherwise, no fractional shares will be issued upon exercise of warrants, but we will pay the cash value of any fractional shares otherwise issuable.

     The exercise price and the number of shares of common stock for which each warrant can be exercised will be adjusted upon the occurrence of events described in the warrant agreement, including the issuance of a common stock dividend or a combination, subdivision or reclassification of common stock. Unless the prospectus supplement states otherwise, no adjustment will be required until cumulative adjustments require an adjustment of at least 1%. From time to time, we may reduce the exercise price as may be provided in the warrant agreement.

     Unless the prospectus supplement states otherwise, if we enter into any consolidation, merger, or sale or conveyance of our property as an entirety, the holder of each outstanding warrant will have the right to acquire the kind and amount of shares of stock, other securities, property or cash receivable by a holder of the number of shares of common stock into which the warrants were exercisable immediately prior to the occurrence of the event.

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  Modification of the Warrant Agreement

     The common stock warrant agreement will permit us and the warrant agent, without the consent of the warrant holders, to supplement or amend the agreement in the following circumstances:

     - to cure any ambiguity;

     - to correct or supplement any provision which may be defective or inconsistent with any other provisions; or

     - to add new provisions regarding matters or questions that we and the warrant agent may deem necessary or desirable and which do not adversely affect the interests of the warrant holders.

                              PLAN OF DISTRIBUTION

     We may sell the Securities to one or more underwriters for public offering and sale by them and may also sell the Securities to investors directly or through agents. Any underwriter or agent involved in the offer and sale of Securities will be named in the applicable prospectus supplement. We have reserved the right to sell Securities directly to investors on our own behalf in those jurisdictions where and in such manner as we are authorized to do so.

     The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. Sales of common stock may be effected from time to time in one or more transactions on the Nasdaq National Market or in negotiated transactions or a combination of those methods. We may also, from time to time, authorize dealers, acting as our agents, to offer and sell Securities upon the terms and conditions as are set forth in the applicable prospectus supplement. In connection with the sale of Securities, underwriters may receive compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any underwriter, dealer or agent will be identified, and any compensation received from us will be described, in the prospectus supplement. Unless otherwise indicated in a prospectus supplement, an agent will be acting on a best efforts basis and a dealer will purchase Securities as a principal, and may then resell such Securities at varying prices to be determined by the dealer.

     Any underwriting compensation paid by us to underwriters or agents in connection with the offering of Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Dealers and agents participating in the distribution of Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions. Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward civil liabilities, including liabilities under the Securities Act, and to reimbursement by us for expenses.

     To facilitate an offering of a series of Securities, persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the Securities. This may include over-allotments or short sales of the Securities, which involves the sale by persons participating in the offering of more Securities than have been sold to them by us. In those circumstances, those persons would cover such over-allotments or short positions by purchasing in the open market or by exercising any over-allotment option granted to those persons. In addition, those persons may stabilize or maintain the price of the Securities by bidding for or purchasing Securities in the open market or by imposing penalty bids, whereby selling concessions allowed to underwriters or dealers participating in an offering may be reclaimed if Securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be

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to stabilize or maintain the market price of the Securities at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     Certain legal matters with respect to the Securities offered hereby will be passed upon for us by Bass, Berry & Sims PLC, Nashville, Tennessee. Certain legal matters will be passed upon for any agents or underwriters by counsel for such agents or underwriters identified in the applicable prospectus supplement.

                                    EXPERTS

     The consolidated financial statements of Performance Food Group Company and subsidiaries and the related financial statement schedules as of January 1, 2000 and January 2, 1999, and for each of the fiscal years in the three-year period ended January 1, 2000, have been incorporated by reference in this registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

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                                2,800,000 SHARES

                                   [PFG LOGO]

                         PERFORMANCE FOOD GROUP COMPANY

                                  COMMON STOCK

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                             PROSPECTUS SUPPLEMENT
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                              MERRILL LYNCH & CO.

                          FIRST UNION SECURITIES, INC.

                                DECEMBER 7, 2000

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